                                                     This filing is made
                                                     pursuant to
                                                     Rule 424(b)(4) under the
PROSPECTUS                                           Securities Act of 1933 in
                                                     connection with
                                                     Registration No. 333-65117

                                3,000,000 Shares

                                 BROADCOM LOGO

                              CLASS A COMMON STOCK

                            ------------------------


 OF THE 3,000,000 SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, 392,500 SHARES ARE BEING SOLD BY THE COMPANY AND 2,607,500 SHARES ARE BEING SOLD BY THE SELLING
  SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS.
 THE COMPANY HAS TWO CLASSES OF COMMON STOCK: CLASS A COMMON STOCK AND CLASS B COMMON STOCK (COLLECTIVELY, THE "COMMON STOCK"). THE SHARES OF COMMON STOCK ARE
  SUBSTANTIALLY IDENTICAL EXCEPT THAT THE HOLDERS OF CLASS A COMMON STOCK ARE ENTITLED TO ONE VOTE PER SHARE, AND THE HOLDERS OF CLASS B COMMON STOCK ARE
     ENTITLED TO TEN VOTES PER SHARE, ON MATTERS SUBMITTED TO A VOTE OF THE SHAREHOLDERS. EACH SHARE OF CLASS B COMMON STOCK IS CONVERTIBLE AT THE OPTION OF
     THE HOLDER INTO ONE SHARE OF CLASS A COMMON STOCK, AND GENERALLY WILL AUTOMATICALLY CONVERT INTO ONE SHARE OF CLASS A COMMON STOCK UPON TRANSFER OF THE CLASS B COMMON STOCK FROM ITS ORIGINAL HOLDER. SEE "DESCRIPTION OF CAPITAL
  STOCK." THE COMPANY'S CLASS A COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "BRCM." ON OCTOBER 20, 1998, THE LAST SALE PRICE OF THE
 CLASS A COMMON STOCK AS REPORTED ON THE NASDAQ NATIONAL MARKET WAS $70 3/8 PER
             SHARE. SEE "PRICE RANGE OF THE CLASS A COMMON STOCK."

                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 5 HEREOF.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                            ------------------------


                               PRICE $69 A SHARE

                            ------------------------


                                                      UNDERWRITING                                PROCEEDS TO
                                  PRICE TO           DISCOUNTS AND          PROCEEDS TO             SELLING
                                   PUBLIC            COMMISSIONS(1)          COMPANY(2)           SHAREHOLDERS
                                  --------           --------------         -----------           ------------
Per Share.................         $69.00                $2.76                 $66.24                $66.24
Total(3)..................      $207,000,000           $8,280,000           $25,999,200           $172,720,800


---------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

(2) Before deducting expenses payable by the Company estimated at $500,000.


(3) The Company and certain Selling Shareholders have granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an aggregate of 450,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to Selling Shareholders will be $238,050,000, $9,522,000, $31,132,800 and $197,395,200, respectively. See "Underwriters."

                            ------------------------


    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about October 26, 1998 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY DEAN WITTER
             BT ALEX. BROWN
                           CREDIT SUISSE FIRST BOSTON
                                       HAMBRECHT & QUIST
                                                MERRILL LYNCH & CO.

October 20, 1998

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."
                            ------------------------

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Broadcom Corporation (the "Company" or "Broadcom") is a leading developer of highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise. The Company's products enable the high-speed transmission of data over existing communications infrastructures, most of which were not originally intended for digital data transmission. Using proprietary technologies and advanced design methodologies, the Company has designed and developed integrated circuits for some of the most significant broadband communications markets, including the markets for cable set-top boxes, cable modems, high-speed networking, direct broadcast satellite and terrestrial digital broadcast, and xDSL. Although the communications infrastructures of these markets are very different, the Company has leveraged its core technologies and introduced silicon solutions for each market that deliver the cost and performance levels necessary to enable the widespread deployment of broadband transmission services. The Company's broadband transmission products consist primarily of high-performance digital signal processing circuits that implement complex communications algorithms, surrounded by precision high-speed analog-to-digital and digital-to-analog converter circuits. The Company's products integrate comprehensive systems solutions into single chips or chip-sets, thereby eliminating costly external components, reducing board space, simplifying the customer's manufacturing process, lowering the customer's system costs and enabling higher performance. Customers currently shipping broadband communications equipment incorporating the Company's products include 3Com, Bay Networks (a division of Northern Telecom), Cisco Systems, General Instrument, Motorola and Scientific-Atlanta.

     The Company was incorporated in California in August 1991. The Company's executive offices are located at 16251 Laguna Canyon Road, Irvine, California 92618, and its telephone number is (949) 450-8700.

                                  THE OFFERING

Class A Common Stock offered...............................    3,000,000 shares, including 392,500 shares by the Company
                                                               and 2,607,500 shares by the Selling Shareholders
Common Stock to be outstanding after this offering
  Class A Common Stock (one vote per share)................    7,839,750 shares(1)
  Class B Common Stock (ten votes per share)...............    36,270,699 shares(1)
        Total..............................................    44,110,449 shares(1)
Use of proceeds............................................    General corporate purposes, including working capital and
                                                               acquisition of capital equipment. See "Use of Proceeds."
Nasdaq National Market symbol..............................    BRCM

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                SIX MONTHS ENDED
                                                                       YEARS ENDED DECEMBER 31,                     JUNE 30,
                                                           ------------------------------------------------    ------------------
                                                            1993      1994      1995      1996       1997       1997       1998
                                                           ------    ------    ------    -------    -------    -------    -------
STATEMENT OF OPERATIONS DATA:

Total revenue............................................  $1,138    $3,636    $6,107    $21,370    $36,955    $10,426    $80,512
Gross profit.............................................   1,138     2,929     4,709     13,510     22,029      5,616     46,300
Total operating expense..................................   1,127     2,690     4,822      9,208     24,267      8,746     23,941
Income (loss) from operations............................      11       239      (113)     4,302     (2,238)    (3,130)    22,359
Net income (loss)........................................      12       237         4      3,016     (1,173)    (1,841)    15,379
Diluted earnings (loss) per share(2).....................  $  .00    $  .01    $  .00    $   .09    $  (.04)   $  (.07)   $   .35


                                                                    JUNE 30, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(3)
                                                              --------    --------------
BALANCE SHEET:

Cash and cash equivalents...................................  $ 64,711       $ 90,210
Total assets................................................   148,101        173,600
Total debt..................................................       134            134
Total shareholders' equity..................................   128,682        154,181


---------------
(1) Based on the number of shares outstanding as of June 30, 1998. Excludes (i) 714,550 shares of Class A Common Stock and 7,970,103 shares of Class B Common Stock issuable upon the exercise of options outstanding as of June 30, 1998 and (ii) 8,038,660 shares of Common Stock available for issuance under the Company's employee benefit plans. See Notes 9 and 10 of Notes to Financial Statements.

(2) See Note 1 of Notes to Financial Statements for an explanation of the calculation of diluted earnings (loss) per share.


(3) Adjusted to reflect the sale of 392,500 shares of Class A Common Stock offered by the Company hereby at the public offering price of $69.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    5
Use of Proceeds..........................   17
Dividend Policy..........................   17
Price Range of Class A Common Stock......   17
Capitalization...........................   18
Selected Financial Data..................   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   20
Business.................................   29



                                           PAGE
                                           ----
Management...............................   48
Certain Transactions.....................   58
Principal and Selling Shareholders.......   60
Description of Capital Stock.............   62
Shares Eligible for Future Sale..........   64
Underwriters.............................   66
Legal Matters............................   68
Experts..................................   68
Available Information....................   68
Glossary of Technical Terms..............   69
Index to Financial Statements............  F-1


                            ------------------------

     Broadcom(R) and QAMLink(TM) are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                            ------------------------

     Except as otherwise noted herein, information in this Prospectus assumes
(i) no exercise of outstanding options, of which options to purchase an aggregate of 714,550 shares of Class A Common Stock and 7,970,103 shares of Class B Common Stock were outstanding as of June 30, 1998, and (ii) no exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Class A Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. The factors that may cause such a difference include, but are not limited to, those discussed below in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."


     Fluctuations in Results of Operations. The Company's quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, many of which are not in the Company's control. Such factors include, but are not limited to, the volume of product sales and pricing concessions on volume sales; the timing, rescheduling or cancellation of significant customer orders; the gain or loss of a significant customer; the timing of customer qualification and industry interoperability certification of new products and the risk of non-qualification or non-certification; the rate of adoption by customers and end users of new and emerging technologies in the high-speed data networking, cable set-top box, cable modem, direct broadcast satellite ("DBS") and terrestrial digital broadcast, and digital subscriber line ("xDSL") markets; the rate of adoption and acceptance of new industry standards in the foregoing markets; the Company's ability to specify, develop, introduce and market new products and technologies on a timely basis; the qualification, availability and pricing of competing products and technologies from other vendors; fluctuations in manufacturing yields and other problems or delays in the fabrication, assembly, testing or delivery of products; uncertainties associated with international operations; the Company's ability to retain and hire key executives, technical personnel and other employees in the numbers, with the capabilities and at the compensation levels needed to implement its business and product plans; problems or delays in migrating product designs to smaller geometry processes and achieving higher levels of design integration; intellectual property disputes; changes in product and customer mix; the amount and timing of recognition of development revenue; general business conditions in the semiconductor industry and the broadband communications markets; availability of foundry capacity and raw materials; the quality of the Company's products; the timing of investments in, and the results of, research and development; the Company's ability to expand and implement its sales and marketing programs; the level of orders received that can be shipped in a quarter; the effects on operations and management of facility relocations; currency fluctuations; and general economic conditions. The Company intends to continue to increase its operating expenses in 1998 and 1999. Because a large portion of the Company's operating expense, including rent, salaries and capital lease expenses, is fixed and difficult to reduce or modify, if total revenue does not meet the Company's expectations, the effect of any revenue shortfall will be magnified by the fixed nature of these operating expenses. Based on the foregoing or other factors, it is possible that in some future periods the Company's reported or anticipated operating results will fail to meet or exceed the expectations of analysts or investors. In such event, the price of the Company's Class A Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Customer Concentration. A relatively small number of customers have accounted for a significant portion of the Company's total revenue to date, and the Company expects that this trend will continue for the foreseeable future. In particular, sales to General Instrument and 3Com (including sales to their respective manufacturing subcontractors) accounted for approximately 31.9% and 35.9%, respectively, of total revenue in the six months ended June 30, 1998 and 31.9% and 14.6%, respectively, of total revenue in 1997. Moreover, sales to the Company's five largest customers (including sales to their respective manufacturing subcontractors) represented approximately 81.1% and 61.7% of the Company's total revenue in the six months ended June 30, 1998 and in fiscal 1997, respectively. Accordingly, the Company's future results of operations will continue to be substantially dependent on the success of its largest customers and on the Company's success in selling its existing and future products to those customers in significant quantities. Any reduction or delay in sales of the Company's products to one or more of these key customers could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will retain its largest customers or that it will be able to obtain additional key customers. The loss of one or more of the Company's largest customers or the inability of the Company to successfully develop relationships with additional key customers could have a material adverse effect on the Company's business, financial condition and results of operations.

     Most of the Company's customers can cease incorporating the Company's products in their own products with limited notice to the Company and with little or no penalty. The Company's agreements with its customers typically do not require minimum purchases. In addition, certain of the Company's customers offer or may offer products (designed by themselves or third parties) that compete with those offered by the Company. Many of the Company's customers have pre-existing relationships with current or potential competitors of the Company, which may affect such customers' purchasing decisions. In addition, the Company's longstanding relationship with certain of its larger customers may affect the purchasing decisions of other potential customers who compete with these customers. The Company's customers face intense competition from other manufacturers that do not use the Company's products. Further, some of the Company's customers have "most favored nation" pricing arrangements which could materially and adversely affect the Company's average selling prices and gross margins in the event of product pricing decisions that trigger such arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers and Strategic Relationships."

     Rapid Technological Change; Dependence on Emerging Markets and Evolving Standards. The semiconductor industry and the broadband communications markets are characterized by rapidly changing technology, frequent new product introductions and evolving industry standards. Substantially all of the Company's current product revenue is derived from sales of products for the high-speed networking, cable set-top box and cable modem markets. These markets are characterized by intense competition, rapid technological change and short product life cycles. In particular, the high-speed networking, cable set-top box and cable modem markets continue to undergo a period of rapid growth and consolidation. The Company's business, financial condition and results of operations would be materially and adversely affected in the event of a significant slowdown in any of these or other broadband communications markets. The Company's success will depend on the ability of its customers to develop new products and enhance existing products for the broadband communications markets and to successfully introduce and promote such products. There can be no assurance that the broadband communications markets will develop to the extent or in the timeframes anticipated by the Company. The failure of new markets to develop as anticipated or the failure of the Company's products in these markets to gain widespread acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. Products for broadband communications applications are generally based on industry standards, which are continually evolving. The emergence of new industry standards could render products of the Company or its customers unmarketable or obsolete and may require the Company to incur substantial unanticipated costs to comply with any such new standards. Moreover, the Company's past sales and profitability have resulted, to a significant extent, from its ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products. The Company's continued ability to adapt to such changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving the Company's competitive position and its prospects for growth. The Company has in the past invested substantial resources in emerging technologies, such as 100Base-T4 for high-speed networking, for which the market did not ultimately meet the Company's expectations. There can be no assurance that the Company will be able to anticipate the evolving standards in the semiconductor industry and, in particular, the broadband communications markets, or that the Company will be able to successfully develop and introduce new products into such markets. The failure of the Company to anticipate technological change and introduce new products that achieve market acceptance could materially and adversely affect the Company's business, financial condition and results of operations. See "Business -- Markets" and "-- Core Technologies."

     Dependence on Development of New Products. The Company's future success will depend upon its ability to develop new silicon solutions for existing and new markets, introduce such products in a timely and cost-effective manner and have such products selected for design into new products of leading equipment manufacturers ("design wins"). The development of these new devices is highly complex, and from time to time the Company has experienced delays in completing the development and introduction of new products.

Successful product development and introduction depends on a number of factors, including, among other things, accurate prediction of market requirements and evolving standards; accurate new product definition; timely completion and introduction of new product designs; timely qualification and industry interoperability certification of the Company's products and the products into which the Company's products will be incorporated; availability of foundry capacity; achievement of high manufacturing yields; and market acceptance of the Company's and its customers' products. Furthermore, there can be no assurance that the Company will be able to introduce new products in a timely and cost-effective manner or in sufficient quantities to meet customer demand or that such products will satisfy customer requirements or achieve market acceptance. The Company's quarterly results have in the past been, and are expected in the future to continue to be, dependent upon the introduction of a relatively small number of new products and the timely completion and delivery of those products to customers. The Company's or its customers' failure to develop and introduce new products successfully and in a timely manner would materially and adversely affect the Company's business, financial condition and results of operations. The Company's new products are generally incorporated into customers' products or systems at the design stage. Achieving a design win often requires significant expenditures by the Company without any assurance of success. Moreover, design wins frequently precede the generation of volume sales, if any, by six to nine months or more. The value of any design win largely depends upon the commercial success of the customer's product and on the extent to which the design of the customer's electronic system accommodates components manufactured by the Company's competitors. There can be no assurance that the Company will continue to achieve design wins or that the products for which the Company achieves design wins will be commercially successful. See "Business -- Strategy," "-- Products" and "-- Research and Development."

     Dependence on Key Personnel. The Company's success depends to a significant extent upon the continued service of its executive officers and other key management and technical personnel and on its ability to continue to attract, retain and motivate qualified personnel, particularly experienced mixed-signal circuit designers and systems applications engineers. The competition for such employees is intense, and the Company may not be able to attract as many qualified new personnel as it was able to employ prior to its initial public offering. The loss of the services of one or more of the Company's key employees or the Company's failure to attract, retain and motivate qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the loss of the services of Dr. Henry T. Nicholas, III, the co-founder, President and Chief Executive Officer of the Company, or Dr. Henry Samueli, the co-founder, Vice President of Research and Development and Chief Technical Officer of the Company, could materially and adversely affect the Company. The Company does not have any employment contracts with its employees that govern the length of their service. See "Business -- Employees" and "Management -- Executive Officers, Key Employees and Directors."

     Competition. The broadband communications markets and semiconductor industry are intensely competitive and are characterized by rapid technological change, evolving standards, short product life cycles and price erosion. The Company competes with a number of major domestic and international suppliers of equipment in the markets for cable set-top boxes, cable modems, high-speed networking, DBS and terrestrial digital broadcast, and xDSL. This competition has resulted and may continue to result in declining average selling prices for the Company's products. The Company currently competes in the cable television set-top box market with Fujitsu, LSI Logic, Philips Electronics, Rockwell International and VLSI Technology for communication devices and with ATI Technologies, C-Cube, LSI Logic, Motorola and STMicroelectronics (formerly SGS-THOMSON) in the MPEG/graphics segment. The Company expects other major semiconductor manufacturers to enter the market as the digital broadcast television and other digital cable television markets become more established. A number of companies, including Hitachi, Libit Signal Processing, LSI Logic, Rockwell International, Stanford Telecommunications, Inc. ("STI") and Toshiba have announced that they are developing and plan to introduce MCNS/DOCSIS compliant products in 1998, which could result in significant competition in the cable modem market. In the high-speed networking market, the Company principally competes with established suppliers including Level One Communications, Lucent Technologies, National Semiconductor and Texas Instruments. The Company's principal competitors in the DBS/terrestrial broadcast market include LSI Logic, Lucent Technologies, Philips Electronics, Rockwell International, Sony, STMicroelectronics and VLSI Technology. The Company's principal competitors in the xDSL market include Alcatel, Analog Devices, Globespan, Motorola, Rockwell International and Texas Instruments. The Company also may face competition from suppliers of products based on new or emerging technologies. Many of the Company's competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than the Company. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the promotion and sale of their products than the Company. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. In addition, existing or new competitors may in the future develop technologies that more effectively address the transmission of digital information through existing analog infrastructures at a lower cost. There can be no assurance that the Company will be able to compete successfully against current or potential competitors, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

     Management of Growth. The Company has experienced a period of rapid growth, expanding from 164 employees in June 1997 to 376 employees (including temporary and contract employees) in June 1998. This expansion has placed, and continues to place, significant strain on the Company's resources. To accommodate this growth, the Company will be required to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of its accounting and other internal management systems, all of which may require substantial management effort. There can be no assurance that such efforts can be accomplished successfully. The Company's rapid growth and expansion, as well as its product development and selling, general and administrative activities, have necessitated the increase in the number of employees as well as increased responsibilities for the Company's management. To support its growth, the Company recently entered into a new lease for larger facilities and is in the process of improving these facilities. These new facilities will allow all of the Company's Irvine employees and operations to be centralized on one campus. This relocation of the Company's headquarters and Irvine operations could result in a temporary disruption of the Company's operations or a temporary diversion of management attention and resources. From time to time, the Company engages in other relocations of employees or operations. If the Company sustains its growth in the future, it will need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate and manage its expanding employee base. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations. Any difficulties resulting from relocation of employees or operations or any failure to improve the Company's operational, financial and management information systems, or to hire, train, motivate or manage its employees could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Independent Foundries. The Company does not own or operate a fabrication facility, and substantially all of its semiconductor device requirements are currently supplied by two outside foundries, Taiwan Semiconductor Manufacturing Corporation ("TSMC") in Taiwan and Chartered Semiconductor Manufacturing ("Chartered") in Singapore. There are significant risks associated with the Company's reliance on outside foundries, including the lack of ensured wafer supply; limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and the unavailability of or delays in obtaining access to key process technologies. In addition, the manufacture of integrated circuits ("ICs") is a highly complex and technologically demanding process. Although the Company works closely with its foundries to minimize the likelihood of reduced manufacturing yields, the Company's foundries have from time to time experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies.

     The Company provides its foundries with rolling forecasts of its production requirements; however, the ability of each foundry to provide semiconductor devices to the Company is limited by the foundry's available capacity. Although the Company has entered into contractual commitments to supply specified levels of products to certain of its customers, the Company does not have a long-term volume purchase agreement or a guaranteed level of production capacity with TSMC or Chartered because the Company believes excess foundry capacity is currently available. The Company places its orders on a purchase order basis, and these foundries may allocate capacity to the production of other companies' products while reducing deliveries to the Company on short notice. In particular, foundry customers that are larger and better financed than the Company or that have long-term agreements with the Company's foundries may cause such foundries to reallocate capacity in a manner adverse to the Company. In addition, if the Company chooses to use a new foundry, several months are typically required to complete the qualification process before the Company can begin shipping products from the new foundry. Although the Company primarily utilizes two independent foundries, most of the Company's components are not manufactured at both foundries at any given time. Any inability of one of the foundries to provide the necessary components could result in significant delays and could have a material adverse effect on the Company's business, financial condition and results of operations. In the event either foundry experiences financial difficulties (whether as a result of the Asian economic crisis or otherwise) or suffers any damage or destruction to its respective facilities, or in the event of any other disruption of foundry capacity, the Company may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner. Even the Company's current outside foundries would need to have certain manufacturing processes qualified in the event of disruption at another foundry, which the Company may not be able to accomplish in a timely enough manner to prevent an interruption in supply of the affected products. There can be no assurance that any existing or new foundries would be able to produce ICs with acceptable manufacturing yields. Furthermore, there can be no assurance that the Company's foundries will continue to deliver sufficient quantities of semiconductor devices on a timely basis, will not experience lower than expected manufacturing yields in the future, or will continue to have excess capacity, any of which events could materially and adversely affect the Company's business, financial condition and results of operations. See
"Business -- Manufacturing."

     Dependence on Third-Party Subcontractors for Assembly and
Test. Substantially all of the Company's products are assembled and tested by one of two third-party subcontractors, ASAT Ltd. ("ASAT") in Hong Kong and ST Assembly Test Services ("STATS") in Singapore. The Company does not have long-term agreements with either of these suppliers and typically procures services from such suppliers on a per order basis. The availability of assembly and testing services from these subcontractors could be adversely affected in the event either subcontractor experiences financial difficulties (whether as a result of the Asian economic crisis or otherwise) or suffers any damage or destruction to its respective facilities, or in the event of any other disruption of assembly and testing capacity. As a result of this reliance on third-party subcontractors for assembly and testing of its products, the Company cannot directly control product delivery schedules, which has in the past, and could in the future, result in product shortages or quality assurance problems that could increase the costs of manufacture, assembly or testing of the Company's products. Due to the amount of time normally required to qualify assemblers and testers, if the Company is required to find alternative manufacturing assemblers or testers of its components, shipments could be delayed. Any problems associated with the delivery, quality or cost of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing."

     Risks Associated with Potential Acquisitions. As part of its business strategy, the Company expects to review acquisition prospects that would complement its existing product offerings, augment its market coverage or enhance its technological capabilities. Although the Company has no current understandings or agreements with respect to any material acquisitions, the Company may make acquisitions of businesses, products or technologies in the future. However, there can be no assurance that the Company will be able to locate suitable acquisition opportunities or to consummate any such acquisitions on terms and conditions acceptable to the Company. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, large one-time write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's results of operations or the price of the Company's Class A Common Stock. Furthermore, acquisitions entail numerous risks, including difficulties in the assimilation and integration of operations, personnel, technologies, products and the information systems of the acquired companies, diversion of management's attention from other business concerns, risks of entering geographic or business markets in which the Company has no or limited prior experience and the potential loss of key employees. Since the

Company has not made any material acquisitions in the past, no assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Strategy."


     Risks Associated with Expansion of International Business Activities. The Company currently procures substantially all of its manufacturing, assembly and test services from suppliers located outside the United States and may expand its manufacturing and distribution activities abroad. Approximately 13.1% of the Company's total revenue in the six months ended June 30, 1998 was derived from sales to independent customers based outside the United States. In 1997, approximately 15.4% of the Company's total revenue was derived from sales to independent customers based outside of the United States. In addition, the Company often ships products to its domestic customers' international manufacturing divisions and subcontractors. Accordingly, the Company is subject to risks inherent in international operations, which include, but are not limited to, political, social and economic instability, trade restrictions, the imposition of governmental controls, exposure to different legal standards (particularly with respect to intellectual property), burdens of complying with a variety of foreign laws, import and export license requirements, future import and export restrictions, unexpected changes in regulatory requirements, foreign technical standards, changes in tariffs, difficulties in staffing and managing operations, difficulties in collecting receivables and potentially adverse tax consequences. In particular, certain Asian countries have recently experienced significant economic difficulties, including currency devaluation and instability, business failures and a generally depressed business climate, particularly in the semiconductor industry. In view of the Company's reliance on Asian foundries and assemblers, and the Company's expanded international operations, the Asian economic crisis may have a material adverse effect on the Company's business, financial condition and results of operations. The Company intends to expand its international operations in the near future and may establish foreign subsidiaries to conduct certain of the Company's international activities. As a result, the Company's business may be impacted to a greater degree in the future by the foregoing risks.


     In addition, certain of the Company's products contain encryption or other features that are subject to various government export regulations, pursuant to which the Company has applied for export licenses. If such licenses are not granted, the Company may be unable to manufacture such products at its foreign foundries or to ship such products to certain customers located outside the United States. There can be no assurance that the Company will obtain such licenses or any licenses applied for in the future or that the failure to obtain such licenses will not have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, demand for the Company's products could be adversely affected by seasonality of international sales and economic conditions in the Company's primary overseas markets. All of the Company's international sales to date have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products less competitive in international markets. There can be no assurance that the risks associated with the Company's international operations will not materially adversely affect the Company's business, financial condition and results of operations in the future or require the Company to modify significantly its current business practices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Reliance on Strategic Relationships. The Company has relied on in the past, and intends to continue to form in the future, strategic relationships with certain of its customers who are technology leaders in the Company's target markets. These relationships often involve the proposed development by the Company of new products involving significant technological challenges. Since the proposed product under development may offer potential competitive advantages to the strategic partner, considerable pressure is frequently placed on the limited resources of the Company to meet development schedules. While an essential element of the Company's strategy involves establishing such relationships, these projects utilize substantial amounts of the Company's limited resources, and could materially detract from or delay the completion of other important development projects. Delays in development could impair the relationship between the Company and its strategic partners and negatively impact sales of the products under development. Moreover, there can be no assurance that customers of the Company will not develop their own solutions for products currently supplied by the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers and Strategic Relationships."

     Transition to Smaller Geometry Process Technologies and Higher Levels of Design Integration. The Company continuously evaluates the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies in order to reduce costs and has commenced migration of certain products to smaller geometry processes. The Company believes that the transition of its products to increasingly smaller geometries will be important for the Company to remain competitive. The Company has in the past experienced difficulty in migrating to new manufacturing processes, which has resulted and could continue to result in reduced yields, delays in product deliveries and increased expense levels. Moreover, the Company is dependent on its relationships with its foundries to migrate to smaller geometry processes successfully. No assurance can be given that the Company's future process migrations will be achieved without difficulties, delays or increased expenses. The Company's business, financial condition and results of operations could be materially and adversely affected if any such transition is substantially delayed or inefficiently implemented. As smaller geometry processes become more prevalent, the Company expects to integrate greater levels of functionality as well as customer and third-party intellectual property into its products. No assurance can be given that higher levels of design integration will not adversely affect the Company's ability to deliver new integrated products on a timely basis, or at all. See "Business -- Manufacturing."


     Risks Associated with Intellectual Property Protection. The Company's success and future revenue growth will depend, in part, on its ability to protect its intellectual property. The Company relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect its proprietary technologies and processes. There can be no assurance that such measures will provide meaningful protection for the Company's proprietary technologies and processes. The Company has been issued three United States patents and has filed 14 United States patent applications. There can be no assurance that any patent will issue as a result of these applications or future applications or, if issued, that any claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide meaningful protection to the Company. The failure of any patents to provide protection to the Company's technology would make it easier for the Company's competitors to offer similar products. In connection with its participation in the development of various industry standards, the Company may be required to agree to license certain of its patents to other parties, including its competitors, that develop products based upon the adopted standards. The Company also generally enters into confidentiality agreements with its employees and strategic partners, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products, services or technology without authorization, develop similar technology independently or design around the Company's patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Certain of the Company's customers have entered into agreements with the Company pursuant to which such customers have the right to use the Company's proprietary technology in the event the Company defaults in its contractual obligations, including product supply obligations, and fails to cure the default within a specified period of time. Moreover, the Company often incorporates the intellectual property of its strategic customers into its designs, and the Company has certain obligations with respect to the non-use and non-disclosure of such intellectual property. There can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of the intellectual property of the Company or its customers will be successful. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of proprietary rights of others, including its customers. Such litigation could result in substantial costs and diversion of management's efforts and other Company resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The semiconductor industry is characterized by vigorous protection of and pursuit of intellectual property rights. From time to time, the Company has received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. The Company has received a letter from counsel for BroadCom, Inc. asserting rights in the "Broadcom" trademark and demanding that the Company cease and desist from any further use of the Broadcom name. The Company and BroadCom, Inc. have exchanged correspondence outlining their respective positions on the matter. In addition, the Company is currently involved in litigation with STI concerning the alleged infringement of one of STI's patents by several of the Company's modem products and with Sarnoff Corporation and Sarnoff

Digital Communications, Inc. (collectively, "Sarnoff") concerning the alleged misappropriation and misuse of certain Sarnoff trade secrets by the Company. There can be no assurance that the Company will prevail in these actions, or that other actions alleging infringement by the Company of third-party patents, misappropriation or misuse by the Company of third-party trade secrets or the invalidity of one or more patents held by the Company will not be asserted or prosecuted against the Company, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of Company-held patents will not materially and adversely affect the Company's business, financial condition and results of operations. For example, in a patent or trade secret action, an injunction could be issued against the Company requiring that the Company withdraw certain products from the market or necessitating that certain products offered for sale or under development be redesigned. The Company has also entered into certain indemnification obligations in favor of its customers and strategic partners that could be triggered upon an allegation or finding of the Company's infringement, misappropriation or misuse of other parties' proprietary rights. Irrespective of the validity or successful assertion of such claims, the Company would likely incur significant costs and diversion of its management and personnel resources with respect to the defense of such claims, which could also have a material adverse effect on the Company's business, financial condition and results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance that under such circumstances a license would be available on commercially reasonable terms, if at all. See
"Business -- Intellectual Property" and "-- Legal Proceedings."

     Lengthy Sales Cycle. The Company's sales cycle involves test and evaluation of its products by the potential customer and design of the customer's equipment to incorporate the Company's products. The sales cycle for the test and evaluation of the Company's products can range from three to six months or more, and it can take an additional six to nine months or more before a customer commences volume production of equipment that incorporates the Company's products. Because of this lengthy sales cycle, the Company may experience a delay between increasing expenses for research and development, sales and marketing, and general and administrative efforts, as well as increasing investments in inventory, and the generation of revenues, if any, from such expenditures. In addition, the delays inherent in such lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans, which could result in the loss of anticipated sales by the Company. Achieving a design win provides no assurance that such customer will ultimately ship products incorporating the Company's products. The Company's business, financial condition and results of operations could be materially adversely affected if a significant customer curtails, reduces or delays orders during the Company's sales cycle or chooses not to release products employing the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."


     Order and Shipment Uncertainties. The Company's sales are generally made pursuant to individual purchase orders that may be canceled or deferred by customers on short notice without significant penalty. Cancellation or deferral of product orders could have a material adverse effect on the Company's business, financial condition and results of operations and could result in the Company holding excess inventory, which in turn could have a material adverse effect on the Company's profit margins and restrict its ability to fund its operations. The Company recognizes revenue upon shipment of products to the customer. Refusal of customers to accept shipped products or delays or difficulties in collecting accounts receivable could result in significant charges against income, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Product Complexity. Products as complex as those offered by the Company frequently contain errors, defects and bugs when first introduced or as new versions are released. The Company has in the past experienced such errors, defects and bugs. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage the Company's reputation and adversely affect the Company's ability to retain its existing customers and to attract new customers. Moreover, such errors, defects or bugs could cause problems, interruptions, delays or a cessation of sales to the Company's customers. Alleviating such problems may require significant expenditures of capital and resources by the Company. There can be no assurance that, despite testing by the Company, its suppliers or its customers, errors, defects or bugs will not be found in new products after commencement of commercial production, resulting in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from the Company's other development efforts, product repair or replacement costs, claims by the Company's customers or others against the Company, or the loss of credibility with the Company's current and prospective customers. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Core Technologies" and
"-- Manufacturing."

     Cyclicality of the Semiconductor Industry. The Company provides semiconductor devices to the broadband communications markets. The semiconductor industry is highly cyclical and subject to rapid technological change and has been subject to significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. The semiconductor industry also periodically experiences increased demand and production capacity constraints. As a result, the Company may experience substantial period-to-period fluctuations in future results of operations due to general semiconductor industry conditions, overall economic conditions or other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Limited Operating History. The Company was incorporated in August 1991 but did not begin shipping products until 1994. Accordingly, the Company has a limited operating history upon which investors may evaluate the Company and its prospects. The Company's recent revenue growth may not be sustainable and should not be considered indicative of future revenue growth, if any. There can be no assurance that the Company will be profitable in any future period. The Company's prospects must be considered in light of the risks, challenges and difficulties frequently encountered by companies in their early stage of development, particularly companies in intensely competitive and rapidly evolving markets such as the semiconductor industry and the broadband communications markets. To address these risks, the Company must, among other things, successfully increase the scope of its operations, respond to competitive and technological developments, continue to attract, retain and motivate qualified personnel and continue to commercialize products incorporating innovative technologies. There can be no assurance that the Company will be successful in addressing these risks and challenges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Government Regulation. The Federal Communications Commission (the "FCC") has broad jurisdiction over each of the Company's target markets. Although the Company's products are not directly subject to current regulations of the FCC or any other federal or state communications regulatory agency, much of the equipment into which the Company's products are incorporated is subject to direct government regulation. Accordingly, the effects of regulation on the Company's customers or the industries in which they operate may, in turn, adversely impact the Company's business, financial condition and results of operations. FCC regulatory policies affecting the ability of cable operators or telephone companies to offer certain services and other terms on which these companies conduct their businesses may impede sales of the Company's products. For example, the Company has in the past experienced delays when products incorporating its chips failed to comply with FCC emissions specifications. In addition, the Company's business, financial condition and results of operations may also be adversely affected by the imposition of certain tariffs, duties and other import restrictions on components that the Company obtains from non-domestic suppliers or by the imposition of export restrictions on products that the Company sells internationally. The Company may also be subject to regulation by countries other than the United States. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere, could materially and adversely affect the Company's business, financial condition and results of operations.

     Control by Directors, Executive Officers and Their Affiliates. As of June 30, 1998, the Company's directors and executive officers beneficially owned approximately 53.9% of the outstanding Common Stock and 59.6% of the total voting control of the Company. In particular, as of June 30, 1998, the two founders of the Company, Dr. Henry T. Nicholas, III and Dr. Henry Samueli, beneficially owned an aggregate of approximately 49.5% of the outstanding Common Stock and 54.8% of the total voting control of the Company. Accordingly, such persons will have sufficient voting power to control the outcome of matters (including the election of a majority of the Board of Directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the Company's shareholders for approval and will also have control over the management and affairs of the Company. As a result of such control, certain transactions may not be possible without the approval of such shareholders. These transactions include proxy contests, mergers involving the Company, tender offers, open market purchase programs or other purchases of Class A Common

Stock that could give shareholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Class A Common Stock. See "Principal and Selling Shareholders."


     Shares Eligible for Future Sale. Sales of substantial amounts of Class A Common Stock in the public market after this offering could adversely affect the market price of the Class A Common Stock. Upon completion of this offering, the Company will have outstanding 44,265,655 shares of Common Stock (based upon shares outstanding at September 30, 1998), of which 2,318,516 unvested shares are subject to the Company's repurchase right, and an aggregate of 961,830 shares are issuable upon exercise of options vested as of October 14, 1998. Of the 41,947,139 shares not subject to repurchase, 8,792,711 shares (including the 3,000,000 shares registered in this offering, the 4,025,000 shares sold in the Company's initial public offering, 289,734 shares that were subject to lock-up agreements that expire on October 14, 1998 and the 1,477,977 shares that were sold in connection with partial early releases from lock-up agreements entered into in connection with the Company's initial public offering) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are held by "Affiliates" of the Company, as defined in the regulations promulgated under the Securities Act. The remaining 34,116,258 shares of Common Stock (including shares issuable upon exercise of options vested as of October 14, 1998) are subject to lock-up agreements or are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Of such shares, (i) 4,609,365 shares will become eligible for sale on November 13, 1998; (ii) 26,196,893 shares will become eligible for sale 90 days following the date of this Prospectus; and (iii) 3,250,000 shares will become eligible for sale pursuant to Rule 701 or Rule 144 on various dates after 90 days following the date of this Prospectus. Of such shares, 500,000 shares of Class A Common Stock sold to Cisco Systems in April 1998 will be eligible for sale upon expiration of a one-year holding period subject to certain contractual restrictions on transfer. Furthermore, in connection with a partial release from an existing lock-up agreement of 600,000 shares of the Company's Class B Common Stock owned by Scientific-Atlanta commencing October 2, 1998, Scientific-Atlanta has agreed to lock-up an additional 500,000 shares until April 13, 1999 and an additional 60,000 shares until 30 days following the date of this Prospectus to the extent such shares are not sold in the Underwriters' over-allotment option. The holders of 27,571,087 shares of Class B Common Stock are entitled to certain rights with respect to registration of such shares for sale in the public market. In addition, in August 1998, the Company filed a Registration Statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Company's employee benefit plans. See "Principal and Selling Shareholders," "Shares Eligible for Future Sale" and "Underwriters."



     Stock Price Volatility. The trading price of the Company's Class A Common Stock has been and will likely continue to be subject to wide fluctuations in response to quarter to quarter variations in results of operations, announcements of technological innovations or new products by the Company, its competitors or its customers, general conditions in the semiconductor, telecommunications and data communications equipment markets, changes in earnings estimates or investment recommendations by analysts, investor perceptions and expectations regarding the products, plans and strategic position of the Company, its competitors and its customers, or other events or factors. For example, since the Company's initial public offering, the Company's Class A Common Stock has traded as low as $47.00 and as high as $89.75 per share. In addition, the public stock markets have experienced extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Class A Common Stock. There can be no assurance that the market price of the Company's Class A Common Stock will not decline below the offering price.


     Year 2000 Compliance. Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can correctly process data related to the year 2000 and beyond, but there can be no assurance that such upgrades will be completed on a timely basis or without incurring substantial costs. While the Company has evaluated its products for year 2000 compliance and believes that each is substantially year 2000 compliant, there can be no assurance that the Company's products are or will ultimately be year 2000 compliant. In addition, the Company believes that it is not possible to determine whether all of its customers' products into which the Company's products are incorporated will be year 2000 compliant because the Company has little or no control over the design, production and testing of its customers' products. The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. Although the Company is in the process of upgrading its software to address the year 2000 issue, there can be no assurance that such upgrades will be completed on a timely basis at reasonable costs, or that such upgrades will be able to anticipate all of the problems triggered by the actual impact of the year 2000. The Company also relies, directly and indirectly, on external systems of suppliers for the management and control of fabrication, assembly and testing of substantially all of the Company's products and of business enterprises such as customers, suppliers, creditors, financial organizations, and of governmental entities, both domestic and international, for accurate exchange of data. The Company could be affected through disruptions in the operation of the enterprises with which the Company interacts or from general widespread problems or an economic crisis resulting from noncompliant year 2000 systems. Despite the Company's efforts to address the year 2000 impact on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."


     Future Capital Needs; Uncertainty of Additional Funding. The Company believes that the aggregate net proceeds from this offering, together with the net proceeds of the Company's initial public offering and cash generated from its operations will be sufficient to meet its capital requirements for at least the next twelve months. Nonetheless, the Company may elect to sell additional equity securities or obtain credit facilities. The Company's future capital requirements may vary materially from those now planned and will depend on many factors, including, but not limited to, the levels at which the Company maintains inventory and accounts receivable; the market acceptance of the Company's products; the levels of promotion and advertising required to launch such products and attain a competitive position in the marketplace; volume pricing concessions; the Company's business, product, capital expenditure and research and development plans and technology roadmap; capital improvements to new and existing facilities; technological advances; the response of competitors to the Company's products; and the Company's relationships with suppliers and customers. In addition, the Company may require an increase in the level of working capital to accommodate planned growth, hiring, infrastructure and facility needs, including the Company's recently executed lease of new facilities to centralize all Irvine employees and operations on one campus. Additional capital may be required for consummation of any acquisitions of businesses, products or technologies. To the extent the Company's existing resources and any future earnings are insufficient to fund the Company's activities, the Company may need to raise additional funds through public or private financings or borrowings. No assurance can be given that additional financing will be available or that if available, any such financing can be obtained on terms favorable to the Company and its shareholders. If adequate funds are not available, the Company may be required to curtail its operations significantly or to obtain funds through arrangements with strategic partners or others that may require the Company to relinquish rights to certain of its technologies or potential markets. If additional funds are raised through the issuance of equity securities, the percentage ownership of the then existing shareholders of the Company would be reduced. Such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     Potential Effect of Anti-Takeover Provisions. The Company's Articles of Incorporation and Bylaws contain provisions that may discourage or prevent certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the shareholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of the shareholders to approve transactions that they may deem to be in their best interests. In addition, the Company has outstanding Class B Common Stock, which entitles each holder thereof to ten votes per share on all matters presented for a shareholder vote. The Board of Directors also has the authority to fix the rights and preferences of shares of the Company's Preferred Stock and to issue such shares without a shareholder vote. It is possible that the provisions in the Company's Articles of Incorporation and Bylaws, the existence of super voting rights held by insiders and the ability of the Board of Directors to issue Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Company's Class A Common Stock at a premium over the market price of the Class A Common Stock and may adversely affect the market price of the Class A Common Stock and the voting and other rights of the holders of Class A Common Stock.

     Broad Management Discretion in Use of Proceeds. While the Company expects to use the net proceeds of this offering for general corporate purposes, the Company has not yet identified specific uses for such net proceeds. Accordingly, the Company's management will retain broad discretion as to the allocation of the net proceeds of this offering. There can be no assurance that the proceeds will be utilized in a manner that the shareholders deem optimal, or that the proceeds can or will be invested to yield a significant return. See "Use of Proceeds."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 392,500 shares of Class A Common Stock offered by the Company hereby, at the public offering price of $69.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company are estimated to be $25.5 million ($30.6 million if the Company sells an additional 77,500 shares as a result of the Underwriters' over-allotment option being exercised in full). The balance of the net proceeds will be used for general corporate purposes, including working capital and capital purchases such as test equipment, design tools and leasehold improvements associated with the Company's planned facilities expansion. Pending such uses, the Company intends to invest its net proceeds of this offering in investment-grade, interest-bearing securities. Management of the Company will have broad discretion concerning the allocation and use of all of the net proceeds of this offering to be received by the Company. The Company may use a portion of the net proceeds of this offering for the acquisition of businesses, products and technologies. As of the date of this Prospectus, the Company has no current understandings or agreements regarding any material acquisition.


     The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Shareholders.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on shares of its capital stock. The Company currently intends to retain future earnings, if any, for use in its business, and does not anticipate paying any cash dividends in the foreseeable future.

                      PRICE RANGE OF CLASS A COMMON STOCK

     The Company's Class A Common Stock is quoted on the Nasdaq National Market under the symbol "BRCM." The following table sets forth, for the periods indicated, the high and low sales prices of the Class A Common Stock as reported by the Nasdaq National Market since the Company's initial public offering in April 1998. The Company's Class A Common Stock was initially sold to the public at a price of $24 per share.


                                                              HIGH      LOW
               Year Ending December 31, 1998                  ----      ---
       Second Quarter (beginning April 17, 1998)............  $76 5/8   $47
       Third Quarter........................................   89 3/4    47
       Fourth Quarter (through October 20, 1998)............   73 1/2    58



     The last sale price of the Class A Common Stock on October 20, 1998, as reported by the Nasdaq National Market, was $70 3/8 per share. As of October 19, 1998, there were approximately 58 and 345 holders of record of the Company's Class A Common Stock and Class B Common Stock, respectively.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of June 30, 1998 on an actual basis, and as adjusted basis to give effect to the sale of 392,500 shares of Class A Common Stock by the Company in this offering at the public offering price of $69.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements included elsewhere in this Prospectus.



                                                                   JUNE 30, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Long-term debt, less current portion(1).....................  $     45     $     45
                                                              --------     --------
Shareholders' equity:
Preferred Stock, $.0001 par value; 10,000,000 shares
  authorized; no shares issued and outstanding, actual and
  as adjusted...............................................        --           --
Class A Common Stock, $.0001 par value; 200,000,000 shares
  authorized; 4,839,750 shares issued and outstanding,
  actual; 7,839,750 shares issued and outstanding, as
  adjusted(2)...............................................        --            1
Class B Common Stock, $.0001 par value; 100,000,000 shares
  authorized; 38,878,199 shares issued and outstanding,
  actual; 36,270,699 shares issued and outstanding, as
  adjusted(2)...............................................         4            4
Additional paid-in capital..................................   120,621      146,119
Notes receivable from employees.............................    (3,464)      (3,464)
Deferred compensation.......................................    (5,956)      (5,956)
Retained earnings...........................................    17,477       17,477
                                                              --------     --------
Total shareholders' equity..................................   128,682      154,181
                                                              --------     --------
          Total capitalization..............................  $128,727     $154,226
                                                              ========     ========


---------------
(1) See Note 3 of Notes to Financial Statements.

(2) Based on the number of shares outstanding as of June 30, 1998. Excludes (i) 714,550 shares of Class A Common Stock and 7,970,103 shares of Class B Common Stock issuable upon the exercise of options outstanding as of June 30, 1998 and (ii) 8,038,660 shares of Common Stock available for issuance under the Company's employee benefit plans.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus. The balance sheet data as of December 31, 1996 and 1997 and the statement of operations data for the years ended December 31, 1995, 1996 and 1997 have been derived from the audited financial statements of the Company included elsewhere in this Prospectus. The balance sheet data as of December 31, 1994 and 1995 and the statement of operations data for the year ended December 31, 1994 have been derived from audited financial statements of the Company not included herein. The balance sheet data as of June 30, 1998 and the statement of operations data for the six months ended June 30, 1997 and 1998 have been derived from unaudited financial statements included elsewhere in this Prospectus. The balance sheet data as of December 31, 1993 and the statement of operations data for the year ended December 31, 1993 have been derived from unaudited financial statements not included herein. The unaudited financial statements of the Company were prepared by management of the Company on the same basis as the audited financial statements included elsewhere herein and, in the opinion of the Company, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth below. Results for the six month period ended June 30, 1998 are not necessarily indicative of results that may be expected for the year ended December 31, 1998.

                                                                                        SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                  JUNE 30,
                                        --------------------------------------------   ------------------
                                         1993     1994     1995     1996      1997      1997       1998
                                        ------   ------   ------   -------   -------   -------    -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue.....................  $   --   $1,554   $4,317   $18,981   $31,668   $ 8,169    $78,493
  Development revenue.................   1,138    2,082    1,790     2,389     5,287     2,257      2,019
                                        ------   ------   ------   -------   -------   -------    -------
Total revenue.........................   1,138    3,636    6,107    21,370    36,955    10,426     80,512
Cost of revenue.......................      --      707    1,398     7,860    14,926     4,810     34,212
                                        ------   ------   ------   -------   -------   -------    -------
Gross profit..........................   1,138    2,929    4,709    13,510    22,029     5,616     46,300
Operating expense:
  Research and development............     875    1,746    2,687     5,662    16,204     6,205     14,619
  Selling, general and
    administrative....................     252      944    2,135     3,546     8,063     2,541      9,322
                                        ------   ------   ------   -------   -------   -------    -------
Total operating expense...............   1,127    2,690    4,822     9,208    24,267     8,746     23,941
                                        ------   ------   ------   -------   -------   -------    -------
Income (loss) from operations.........      11      239     (113)    4,302    (2,238)   (3,130)    22,359
Interest and other income, net........      12       41      120       213       290        63      1,301
Net loss on sale of investments.......      (8)     (42)      --        --        --        --         --
                                        ------   ------   ------   -------   -------   -------    -------
Income (loss) before income taxes.....      15      238        7     4,515    (1,948)   (3,067)    23,660
Provision (benefit) for income
  taxes...............................       3        1        3     1,499      (775)   (1,226)     8,281
                                        ------   ------   ------   -------   -------   -------    -------
Net income (loss).....................  $   12   $  237   $    4   $ 3,016   $(1,173)  $(1,841)   $15,379
                                        ======   ======   ======   =======   =======   =======    =======
Basic earnings (loss) per share(1)....  $  .00   $  .01   $  .00   $   .12   $  (.04)  $  (.07)   $   .45
                                        ======   ======   ======   =======   =======   =======    =======
Diluted earnings (loss) per share
  (1).................................  $  .00   $  .01   $  .00   $   .09   $  (.04)  $  (.07)   $   .35
                                        ======   ======   ======   =======   =======   =======    =======

                                                                 DECEMBER 31,
                                                 --------------------------------------------   JUNE 30,
                                                 1993     1994      1995     1996      1997       1998
                                                 -----   ------    ------   -------   -------   --------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................  $  49   $  100    $1,990   $ 4,657   $22,116   $ 64,711
Working capital................................   (223)   1,958     2,247     5,529    26,262     86,409
Total assets...................................    473    3,144     4,509    14,367    45,244    148,101
Long-term debt, including current portion......     61       85        49       216     2,693        134
Convertible preferred stock....................     --    2,161     3,150     6,084    28,617         --
Total shareholders' equity.....................     24    2,474     3,475     9,770    33,392    128,682

---------------
(1) See Note 1 of Notes to Financial Statements for an explanation of the calculation of earnings (loss) per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those projected in the forward-looking statements as a result of certain factors, including those discussed in "Risk Factors," "Business" and elsewhere in this Prospectus. The Company assumes no obligation to update the forward-looking statements or such factors.

OVERVIEW

     The Company is a leading developer of highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise. The Company's products enable the high-speed transmission of data over existing communications infrastructures, most of which were not originally intended for digital data transmission. Using proprietary technologies and advanced design methodologies, the Company has designed and developed ICs for some of the most significant broadband communications markets including cable set-top boxes, cable modems, high-speed networking, DBS and terrestrial digital broadcast, and xDSL. From the Company's inception in 1991 through 1994, it was primarily engaged in product development and the establishment of strategic customer and foundry relationships. During this period, the Company generated the majority of its total revenue from development work performed for key customers. The Company began shipping its products in 1994, and subsequently the Company's total revenue has grown predominately through sales of its semiconductor products. The Company intends to continue to enter into development contracts with key customers, but expects development revenue will constitute a decreasing percentage of its total revenue. The Company also generates a small percentage of its product revenue from sales of its system level reference designs.

     The Company recognizes product revenue at the time of shipment. Provision is concurrently made for estimated product returns, which have been immaterial prior to the fourth quarter of 1997. The Company's products typically carry a one year warranty. In the fourth quarter of 1997, the Company experienced product returns in excess of $500,000 due to packaging defects. Such defects were caused by one of the Company's assemblers, which reimbursed the Company for such expenses.

     Development revenue is recognized when earned. Approximately 15.4% and 13.1% of the Company's total revenue in 1997 and in the six months ended June 30, 1998, respectively, were derived from independent customers located outside of the United States. All of the Company's revenue to date has been denominated in U.S. dollars. See Note 8 of Notes to Financial Statements.

     From time to time, the Company's key customers have placed large orders causing quarterly revenue to fluctuate significantly, which fluctuations are likely to continue in the future. For example, in the fourth quarter of 1997, sales of the Company's networking products increased to approximately $7.6 million from $759,000 in the previous quarter. More than half of this increase was attributable to sales to a single customer. Sales to the Company's largest five customers (including sales to their respective manufacturing subcontractors) accounted for 61.7%, 67.7% and 81.1% of the Company's total revenue for 1997, 1996 and the six months ended June 30, 1998, respectively. The Company expects that these five customers will continue to account for a significant portion of the Company's total revenue for 1998. See "Risk
Factors -- Customer Concentration" and "Business -- Customers and Strategic Relationships."

     Various factors have in the past affected and may continue in the future to affect the Company's gross margin, including, but not limited to, the Company's product mix, the position of the Company's products in their respective life cycles and the mix of the Company's product revenue and development revenue. For example, newly-introduced products generally have higher average selling prices and gross margins, both of which typically decline over product life cycles due to competitive pressures and volume pricing agreements. The Company's gross margin and operating results in the future may continue to fluctuate as a result of these and other factors. See "-- Quarterly Results of Operations" and "Risk Factors -- Fluctuations in Results of Operations."

     The sales cycle for the test and evaluation of the Company's products can range from three to six months or more, with an additional three to six months or more before a customer commences volume production of equipment incorporating the Company's products. Due to such lengthy sales cycles, the Company may experience a delay between increasing expenses for research and development and selling, general and administrative efforts, and the generation of corresponding revenue, if any. Furthermore, in 1998 and 1999, the Company intends to increase its investment in research and development, selling, general and administrative functions and inventory as it expands its operations. The Company anticipates that the rate of new orders may vary significantly from month to month. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and the Company's operating results for that quarter and, potentially, future quarters would be materially and adversely affected. "See Risk
Factors -- Fluctuations in Results of Operations" and "-- Lengthy Sales Cycle."

RECENT OPERATING RESULTS

     The following table presents selected quarterly financial information for the quarter ended September 30, 1998. This information is unaudited but, in the opinion of the Company's management, reflects all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future results of operations.

                                                                QUARTER ENDED
                                                              SEPTEMBER 30, 1998
                                                              ------------------
                                                            (IN THOUSANDS, EXCEPT
                                                               PER SHARE DATA)
Total revenue.............................................         $52,485
Net income................................................         $ 8,177
Diluted earnings per share................................         $   .17
Number of shares used in per share calculation............          48,425

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data expressed as a percentage of total revenue for the periods indicated.

                                                                                  SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                                     -----------------------    --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
Revenue:
  Product revenue..................................   70.7%    88.8%    85.7%    78.4%    97.5%
  Development revenue..............................   29.3     11.2     14.3     21.6      2.5
                                                     -----    -----    -----    -----    -----
Total revenue......................................  100.0    100.0    100.0    100.0    100.0
Cost of revenue....................................   22.9     36.8     40.4     46.1     42.5
                                                     -----    -----    -----    -----    -----
Gross profit.......................................   77.1     63.2     59.6     53.9     57.5
Operating expense:
  Research and development.........................   44.0     26.5     43.9     59.5     18.1
  Selling, general and administrative..............   35.0     16.6     21.8     24.4     11.6
                                                     -----    -----    -----    -----    -----
Total operating expense............................   79.0     43.1     65.7     83.9     29.7
                                                     -----    -----    -----    -----    -----
Income (loss) from operations......................   (1.9)    20.1     (6.1)   (30.0)    27.8
Interest and other income, net.....................    2.0      1.0       .8       .6      1.6
                                                     -----    -----    -----    -----    -----
Income (loss) before income taxes..................     .1     21.1     (5.3)   (29.4)    29.4
Provision (benefit) for income taxes...............     --      7.0     (2.1)   (11.7)    10.3
                                                     -----    -----    -----    -----    -----
Net income (loss)..................................     .1%    14.1%    (3.2)%  (17.7)%   19.1%
                                                     =====    =====    =====    =====    =====

     SIX MONTHS ENDED JUNE 30, 1998 AND 1997

     Total Revenue. Total revenue consists of product revenue generated principally by sales of the Company's semiconductor products and development revenue generated under development contracts with the Company's customers. Total revenue for the six months ended June 30, 1998 was $80.5 million, an increase of $70.1 million or 672.2% from total revenue of $10.4 million in the six months ended June 30, 1997. The increase in total revenue was derived mainly from an increase in volume of shipments of ICs for digital cable set-top boxes and for the high-speed networking market and, to a lesser extent, for the cable modem market.

     Gross Profit. Gross profit represents total revenue less the cost of revenue. Cost of revenue includes the cost of purchasing the finished silicon wafers processed by independent foundries, and costs associated with assembly, test and quality assurance for those products, as well as costs of personnel and equipment associated with manufacturing support and contracted development work. Gross profit for the six months ended June 30, 1998 was $46.3 million or 57.5% of total revenue, an increase of $40.7 million or 724.4% from gross profit of $5.6 million or 53.9% of total revenue in the six months ended June 30, 1997. The increase in gross profit was mainly attributable to the significant increase in the volume of product shipments. It is expected that gross profit as a percentage of total revenue will decline in future periods as volume-pricing agreements and competitive pricing strategies continue to take effect. In addition, the Company's gross margin may be affected by the introduction in the future of certain lower margin products.

     Research and Development Expense. Research and development expense consists primarily of salaries and related costs of employees engaged in research, design and development activities, as well as related subcontracting costs. Research and development expense for the six months ended June 30, 1998 was $14.6 million or 18.1% of total revenue, an increase of $8.4 million or 135.6% from research and development expense of $6.2 million or 59.5% of total revenue for the six months ended June 30, 1997. The increase in absolute dollars was primarily due to the addition of personnel for the development of new products and the enhancement of existing products. The decline in research and development expense as a percentage of total revenue reflected a significant increase in total revenue during the six months ended June 30, 1998. The Company expects that research and development expense in absolute dollars will continue to increase for the foreseeable future.

     Selling, General and Administrative Expense. Selling, general and administrative expense consists primarily of personnel-related expenses, professional fees, trade show expenses and facilities expenses. Selling, general and administrative expense for the six months ended June 30, 1998 was $9.3 million or 11.6% of total revenue, an increase of $6.8 million or 266.9% from $2.5 million or 24.4% of total revenue for the six months ended June 30, 1997. The increase in absolute dollars reflected higher personnel related costs resulting from the hiring of sales and marketing personnel, senior management and administrative personnel, and increased occupancy, legal and other professional fees, including increased expenses for litigation. The decline in selling, general and administrative expense as a percentage of total revenue reflected a significant increase in total revenue during the six months ended June 30, 1998. The Company expects that selling, general and administrative expense in absolute dollars will continue to increase in the near term to support the planned expansion of the Company's operations.

     Deferred Compensation. In the six months ended June 30, 1998, the Company recorded approximately $5.4 million of net deferred compensation in connection with the grant of employee stock options to purchase an aggregate of 1,298,050 shares of Class B Common Stock in late March 1998 (in addition to approximately $1.1 million of deferred compensation recorded in 1997). The deferred compensation represents the difference between the deemed value of the Class B Common Stock for accounting purposes and the option exercise price of such options at the date of grant. Such amount has been presented as a reduction of shareholders' equity and is being amortized ratably over the vesting period of the applicable options. The Company amortized an aggregate of $503,000 of deferred compensation in the six months ended June 30, 1998. The remaining balance of total deferred compensation will be amortized at a rate of approximately $406,000 (pre-tax) per quarter through September 2001 and approximately $338,000 (pre-tax) for the quarters ending December 31, 2001 and March 31, 2002.

     Interest and Other Income, Net. Interest and other income, net reflects interest earned on average cash and cash equivalents and investment balances, less interest on the Company's long-term debt and capital lease obligations. Interest and other income, net for the six months ended June 30, 1998 was $1.3 million, compared to $63,000 in the six months ended June 30, 1997. This increase was principally due to increased cash balances available to invest resulting from the consummation of the Company's initial public offering and sale of shares to Cisco Systems in April 1998.

     Provision (Benefit) for Income Taxes. The Company accrues a provision for federal and state income tax at applicable statutory rates. The Company's effective tax rates were approximately 35% and 40% for the six months ended June 30, 1998 and 1997, respectively. The difference between the Company's effective tax rates and the federal statutory tax rate of 34% was primarily related to the effect of state income taxes and research and development tax credits.

     YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Total Revenue. Total revenue for 1997 was $37.0 million, an increase of $15.6 million or 72.9% from 1996. Total revenue for 1996 was $21.4 million, an increase of $15.3 million or 249.9% from $6.1 million in 1995. In each year, the increase was primarily due to the introduction of new products and to a higher volume of shipments of existing products to manufacturers of cable set-top boxes and networking customers selling Fast Ethernet hubs and switches. In particular, the majority of the increase in total revenue in 1997 was derived from sales of new products, including the Company's Fast Ethernet Quad transceivers for the high-speed networking market and its QAM receivers for digital cable set-top boxes.

     Gross Profit. Gross profit for 1997 was $22.0 million or 59.6% of total revenue, an increase of $8.5 million or 63.1% from 1996. Gross profit in 1996 was $13.5 million or 63.2% of total revenue, an increase of $8.8 million or 186.9% from $4.7 million or 77.1% of total revenue in 1995. In each year, the increase in absolute dollars was largely due to higher total revenue. Gross margin declined in 1997 from 1996 primarily due to volume pricing concessions made in 1997 for cable set-top box products. Gross margin declined in 1996 from 1995 largely due to a decline in higher margin development revenue as a percentage of total revenue in 1996.


     Research and Development Expense. Research and development expense for 1997 was $16.2 million or 43.9% of total revenue, an increase of $10.5 million or 186.2% from 1996. Research and development expense for 1996 was $5.7 million or 26.5% of total revenue, an increase of $3.0 million or 110.7% from 1995 expense of $2.7 million or 44.0% of total revenue in 1995. In each year, the increase in absolute dollars was primarily due to the addition of personnel for the development of new products and the enhancement of existing products, as well as payments to outside consultants where specific resources were needed in the development process. Research and development expense in absolute dollars increased at a fairly steady rate for each quarter between 1995 and 1997 after taking into consideration the $1.2 million of non-recurring engineering expense paid to General Instrument in the third quarter of 1997 for development support services with respect to the Company's MPEG development program. Such services included the engagement of several engineers from General Instrument on a contract basis and the development of high level descriptions and related documentation. The decline in research and development expense as a percentage of total revenue reflects a significant increase in total revenue during that period.


     Selling, General and Administrative Expense. Selling, general and administrative expense for 1997 was $8.1 million or 21.8% of total revenue, an increase of $4.5 million or 127.4% from 1996. Selling, general and administrative expense for 1996 was $3.5 million or 16.6% of total revenue, an increase of $1.4 million or 66.1% from $2.1 million or 35.0% of total revenue in 1995. In each year, the increase in absolute dollars principally reflected higher personnel related costs resulting from a net increase in sales and marketing personnel to address each of the Company's target markets. These increases were also due in part to the hiring of senior level management and administrative personnel and increased occupancy, legal and other professional fees. The decline in selling, general and administrative expense as a percentage of total revenue reflects a significant increase in total revenue during that period. As the Company's infrastructure expanded in 1997, selling, general and administrative expense as a percentage of total revenue increased at a more rapid rate than total revenue.

     Deferred Compensation. In connection with the grant of certain stock options to employees during 1997, the Company recorded aggregate deferred compensation of approximately $1.1 million, representing the difference between the deemed value of the Class B Common Stock for accounting purposes and the option exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options. Amortization of deferred compensation recorded in 1997 was $66,000 (pre-tax).

     Interest and Other Income, Net. Interest and other income, net reflects interest earned on average cash, cash equivalents and short-term investment balances, less interest on the Company's term loan. Interest and other income, net for 1997 was $290,000, an increase of $77,000 or 36.2% from 1996. Interest and other income, net for 1996 was $213,000, an increase of $93,000 or 77.5% from $120,000 in 1995. In each year, the increase was primarily due to interest earned on higher levels of short-term investments and cash balances, partially offset by interest expense incurred on higher average debt balances.

     Provision (Benefit) for Income Taxes. The Company accrues a provision for federal and state income tax at applicable statutory rates. The Company's effective tax rates were approximately 40%, 33% and 43% for 1997, 1996 and 1995, respectively. In each year, the difference between the Company's effective tax rate and the federal statutory tax rate of 34% was primarily related to state income taxes and research and development tax credits. The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. See Note 2 of Notes to Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents selected quarterly financial information for each of the eight quarters through June 30, 1998. This information is unaudited but, in the opinion of the Company's management, reflects all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future results of operations.

                                                                         THREE MONTHS ENDED
                                       ---------------------------------------------------------------------------------------
                                       SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                         1996        1996       1997       1997       1997        1997       1998       1998
                                       ---------   --------   --------   --------   ---------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Product revenue....................   $4,590      $6,134    $ 3,959    $ 4,210     $ 8,096    $15,403    $35,225    $43,268
  Development revenue................    1,000         600      1,072      1,185       1,159      1,871        119      1,900
                                        ------      ------    -------    -------     -------    -------    -------    -------
Total revenue........................    5,590       6,734      5,031      5,395       9,255     17,274     35,344     45,168
Cost of revenue......................    2,215       1,916      2,534      2,276       4,047      6,069     13,832     20,380
                                        ------      ------    -------    -------     -------    -------    -------    -------
Gross profit.........................    3,375       4,818      2,497      3,119       5,208     11,205     21,512     24,788
Operating expense:
  Research and development...........    1,449       2,309      2,686      3,519       5,503      4,496      5,952      8,667
  Selling, general and
    administrative...................    1,041       1,110      1,142      1,399       2,670      2,852      3,989      5,333
                                        ------      ------    -------    -------     -------    -------    -------    -------
Total operating expense..............    2,490       3,419      3,828      4,918       8,173      7,348      9,941     14,000
                                        ------      ------    -------    -------     -------    -------    -------    -------
Income (loss) from operations........      885       1,399     (1,331)    (1,799)     (2,965)     3,857     11,571     10,788
Interest and other income (expense),
  net................................       45          97         60          3         (41)       268        218      1,083
                                        ------      ------    -------    -------     -------    -------    -------    -------
Income (loss) before income taxes....      930       1,496     (1,271)    (1,796)     (3,006)     4,125     11,789     11,871
Provision (benefit) for income
  taxes..............................      309         497       (508)      (718)     (1,202)     1,653      4,126      4,155
                                        ------      ------    -------    -------     -------    -------    -------    -------
Net income (loss)....................   $  621      $  999    $  (763)   $(1,078)    $(1,804)   $ 2,472    $ 7,663    $ 7,716
                                        ======      ======    =======    =======     =======    =======    =======    =======
Basic earnings (loss) per share
  (1)................................   $  .02      $  .04    $  (.03)   $  (.04)    $  (.07)   $   .09    $   .27    $   .19
                                        ======      ======    =======    =======     =======    =======    =======    =======
Diluted earnings (loss) per share
  (1)................................   $  .02      $  .03    $  (.03)   $  (.04)    $  (.07)   $   .06    $   .19    $   .16
                                        ======      ======    =======    =======     =======    =======    =======    =======

---------------
(1) See Note 1 of Notes to Financial Statements for an explanation of the calculation of earnings (loss) per share.

     The following table sets forth, for the periods indicated, the percentage of total revenue represented by each item in the Company's statement of operations.

                                                                            THREE MONTHS ENDED
                                         ----------------------------------------------------------------------------------------
                                         SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,
                                           1996        1996       1997       1997       1997        1997       1998        1998
                                         ---------   --------   --------   --------   ---------   --------   ---------   --------
Revenue:
  Product revenue......................     82.1%      91.1%      78.7%      78.0%       87.5%      89.2%       99.7%      95.8%
  Development revenue..................     17.9        8.9       21.3       22.0        12.5       10.8          .3        4.2
                                           -----      -----      -----      -----       -----      -----       -----      -----
Total revenue..........................    100.0      100.0      100.0      100.0       100.0      100.0       100.0      100.0
Cost of revenue........................     39.6       28.5       50.4       42.2        43.7       35.1        39.1       45.1
                                           -----      -----      -----      -----       -----      -----       -----      -----
Gross profit...........................     60.4       71.5       49.6       57.8        56.3       64.9        60.9       54.9
Operating expense:
  Research and development.............     26.0       34.3       53.4       65.2        59.5       26.0        16.8       19.2
  Selling, general and
    administrative.....................     18.6       16.4       22.7       25.9        28.8       16.6        11.3       11.8
                                           -----      -----      -----      -----       -----      -----       -----      -----
Total operating expense................     44.6       50.7       76.1       91.1        88.3       42.6        28.1       31.0
                                           -----      -----      -----      -----       -----      -----       -----      -----
Income (loss) from operations..........     15.8       20.8      (26.5)     (33.3)      (32.0)      22.3        32.8       23.9
Interest and other income expense,
  net..................................       .8        1.4        1.2         --         (.5)       1.6          .6        2.4
                                           -----      -----      -----      -----       -----      -----       -----      -----
Income (loss) before income taxes......     16.6       22.2      (25.3)     (33.3)      (32.5)      23.9        33.4       26.3
Provision (benefit) for income taxes...      5.5        7.4      (10.1)     (13.3)      (13.0)       9.6        11.7        9.2
                                           -----      -----      -----      -----       -----      -----       -----      -----
Net income (loss)......................     11.1%      14.8%     (15.2)%    (20.0)%     (19.5)%     14.3%       21.7%      17.1%
                                           =====      =====      =====      =====       =====      =====       =====      =====

     Total Revenue. Quarterly revenue increased throughout the second half of 1996 as a result of the introduction of new products and higher unit shipments of the Company's existing products in the cable set-top box, cable modem and high-speed networking markets and generally reflected higher revenue from development programs. The Company anticipates that development revenue will continue to vary from quarter to quarter as contract milestones are met. The decrease in total revenue from $6.7 million in the fourth quarter of 1996 to $5.0 million in the first quarter of 1997 was primarily due to a reduction of unit shipments of 100Base-T4 high-speed networking products and pricing concessions to a major customer for cable set-top boxes. The increase in total revenue to $9.3 million in the third quarter of 1997 largely resulted from the introduction of new products and increased unit shipments of existing cable set-top box and cable modem products. The increase in total revenue to $17.3 million in the fourth quarter of 1997 was primarily due to the first significant volume shipments of the Company's 100Base-TX high-speed networking products, as well as $2.5 million of revenue from a take or pay contract with a significant customer. The increase in total revenue to $35.3 million in the first quarter of 1998 was primarily the result of the continuation of significant volume shipments of the Company's networking products. The increase in total revenue to $45.2 million in the second quarter of 1998 was attributed to increased unit shipments of existing cable set-top box and cable modem products, offset by a reduction in unit shipments of networking products.

     Gross Profit. As a percentage of total revenue, gross profit increased to 71.5% in fourth quarter 1996 as a result of a favorable product mix and a significant increase in the volume of product shipments over the previous quarters, which allowed fixed manufacturing costs to be spread over a larger product base. In the first quarter of 1997, gross profit decreased to 49.6% of total revenue as a result of an unfavorable product mix and pricing concessions to a major customer for cable set-top boxes. Gross profit increased to 64.9% of total revenue in the fourth quarter of 1997 as a result of volume shipments of high-speed networking products and a significant increase in the volume of product shipments generally. During the first and second quarters of 1998, gross profit decreased to 60.9% and 54.9%, respectively, of total revenue due to volume-pricing agreements and competitive pricing strategies.

     Operating Expense. Research and development expense increased in absolute dollars through the third quarter of 1997 to facilitate the expansion of introduction of new products by the Company. Research and development expense in the third quarter of 1997 included a substantial non-recurring engineering expense, which consisted of approximately $1.2 million paid to General Instrument for engineering support related to the development of the Company's MPEG technology and, as a result, research and development expense in the fourth quarter of 1997 was lower than in the prior quarter. The increase in research and development expense in the first and second quarter of 1998 was primarily due to the addition of personnel for the development of new products and the enhancement of existing products. Selling, general and administrative expense has also increased in absolute dollars as the Company has expanded its infrastructure to accommodate the Company's expanding operations. In the third and fourth quarters of 1997, the Company also incurred significant legal expenses in conjunction with pending litigation and the negotiation of large customer contracts. The increase in selling, general and administrative expense during the first and second quarter of 1998 reflected higher personnel related costs resulting from the hiring of sales and marketing personnel, senior management and administrative personnel, and increased occupancy, legal and other professional fees, including increased expenses for litigation. See "Business -- Legal Proceedings."


     The Company's quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, many of which are not in the Company's control. Such factors include, but are not limited to, the volume of product sales and pricing concessions on volume sales; the timing, rescheduling or cancellation of significant customer orders; the gain or loss of a significant customer; the timing of customer qualification and industry interoperability certification of new products and the risk of non-qualification or non-certification; the rate of adoption by customers and end users of new and emerging technologies in the high-speed data networking, cable set-top box, cable modem, DBS and terrestrial digital broadcast, and xDSL markets; the rate of adoption and acceptance of new industry standards in the foregoing markets; the Company's ability to specify, develop, introduce and market new products and technologies on a timely basis; the qualification, availability and pricing of competing products and technologies from other vendors; fluctuations in manufacturing yields and other problems or delays in the fabrication, assembly, testing or delivery of products; uncertainties associated with international operations; the Company's ability to retain and hire key executives, technical personnel and other employees in the numbers, with the capabilities and at the compensation levels needed to implement its business and product plans; problems or delays in migrating product designs to smaller geometry processes and achieving higher levels of design integration; intellectual property disputes; changes in product and customer mix; the amount and timing of recognition of development revenue; general business conditions in the semiconductor industry and the broadband communications markets; availability of foundry capacity and raw materials; the quality of the Company's products; the timing of investments in, and the results of, research and development; the Company's ability to expand and implement its sales and marketing programs; the level of orders received that can be shipped in a quarter; the effects on operations and management of facility relocations; currency fluctuations; and general economic conditions. As a result of the foregoing factors, the Company believes period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results. See "Risk Factors -- Fluctuations in Results of Operations."


LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations through a combination of sales of equity securities and cash generated by operations. At June 30, 1998, the Company had $86.4 million in working capital, $67.3 million in cash and cash equivalents and short-term investments, and $25.1 million in long-term investments.

     The Company's operating activities provided cash of $4.2 million in the six months ended June 30, 1998, primarily as a result of net income and a growth in accounts payable, partially offset by increases in accounts receivable and inventory. The Company's operating activities used cash in the amount of $2.6 million in fiscal 1997, and generated cash in the amount of $3.2 million and $1.1 million in fiscal 1996 and fiscal 1995, respectively.

     Cash used in operating activities in 1997 was primarily attributable to a net loss, growth in accounts receivable and inventory and a decrease in income taxes payable, which more than offset growth in accounts payable and the non-cash impact of depreciation and amortization. Cash provided by operating activities in 1996 was primarily attributable to net income and growth in accounts payable and income taxes payable, partially offset by growth in accounts receivable. Cash provided by operating activities in 1995 was primarily attributable to a decrease in accounts receivable, growth in accounts payable and the non-cash impact of depreciation and amortization.

     The Company's investing activities used cash in the amount of $27.7 million in the six months ended June 30, 1998 for the purchase of held-to-maturity investments and $10.7 million for the purchase of capital equipment to support its expanding operations. The Company's investing activities used cash of $7.1 million in 1997, $3.7 million in 1996 and $116,000 in 1995, primarily for the purchase of capital equipment.

     Cash provided by financing activities was $76.8 million for the six months ended June 30, 1998, primarily from the aggregate net proceeds of $79.2 million from the Company's initial public offering and the Company's sale of Class A Common Stock to Cisco Systems described below, partially offset by the repayment of $2.5 million outstanding under a bank term loan. Cash provided by financing activities was $27.1 million in 1997, $3.2 million in 1996 and $949,000 in 1995, primarily from the sale of convertible preferred stock and, in 1997, from the establishment of a revolving credit facility and term loan.

     In April 1998, the Company completed its initial public offering of Class A Common Stock. Of the 4,025,000 shares of Class A Common Stock offered, the Company sold 3,120,000 shares, and selling shareholders sold 905,000 shares, at a price of $24.00 per share. In addition, the Company sold 500,000 shares to Cisco Systems in a concurrent, non-underwritten registered offering at a price of $22.32 per share. The Company received net aggregate proceeds from the initial public offering and the sale of shares to Cisco Systems of approximately $79.2 million in cash (net of underwriting discounts and commissions and estimated offering costs). Approximately $2.3 million of the Company's net proceeds were used to retire all outstanding indebtedness under a term loan in April 1998.


     The Company believes that the aggregate net proceeds from this offering, its initial public offering and sale of shares to Cisco Systems, together with cash generated from its operations will be sufficient to meet the Company's capital requirements for at least the next twelve months. Nonetheless, the Company may elect to sell additional equity securities or to obtain credit facilities. The Company's future capital requirements may vary materially from those now planned and will depend on many factors, including, but not limited to, the levels at which the Company maintains inventory and accounts receivable; the market acceptance of the Company's products; the levels of promotion and advertising required to launch such products and attain a competitive position in the marketplace; volume pricing concessions; the Company's business, product, capital expenditure and research and development plans and technology roadmap; capital improvements to new and existing facilities; technological advances; the response of competitors to the Company's products; and the Company's relationships with suppliers and customers. In addition, the Company may require an increase in the level of working capital to accommodate planned growth, hiring, infrastructure and facility needs, including the Company's recently executed lease of new facilities to centralize all Irvine employees and operations on one campus. Additional capital may be required for consummation of any acquisitions of businesses, products or technologies. To the extent that the funds generated by this offering, together with existing resources and cash generated from operations, are insufficient to fund the Company's future activities, the Company may need to raise additional funds through public or private financings or borrowings. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to the Company and its shareholders.


     During the nine months ended September 30, 1998, the Company spent approximately $21.4 million to purchase additional capital equipment to support its expanding operations. The Company also plans to spend approximately $9.5 million through the end of 1998 for additional workstation software and hardware, test equipment, design tools and leasehold improvements. The Company may finance these purchases from the proceeds of this offering, the proceeds of its initial public offering, cash generated from its operations, or a combination thereof. See Notes 3, 4 and 10 of Notes to Financial Statements.

YEAR 2000

     The Company is aware of problems associated with computer systems as the year 2000 approaches. Many existing computer systems and applications, and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can correctly process data related to the year 2000 and beyond. These problems are expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Year 2000 Problem."

     The Company is continuing to assess the impact that the Year 2000 Problem may have on its operations and has identified the following four key areas of its business that may be affected:

     Products. The Company has evaluated each of its products and believes that each is substantially year 2000 compliant. However, the Company believes that it is not possible to determine whether all of its customers' products into which the Company's products are incorporated will be year 2000 compliant because the Company has little or no control over the design, production and testing of its customers' products.

     Internal Infrastructure. The Year 2000 Problem could affect the systems, transaction processing computer applications and devices used by the Company to operate and monitor all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll), customer services, infrastructure, materials requirement planning, master production scheduling, networks and telecommunications systems. The Company believes that it has identified substantially all of the major systems, software applications and related equipment used in connection with its internal operations that must be modified or upgraded in order to minimize the possibility of a material disruption to its business. The Company is currently in the process of modifying and upgrading all affected systems and expects to complete this process by early 1999. Because most of the software applications used by the Company are recent versions of vendor supported, commercially available products, the Company has not incurred, and does not expect in the future to incur, significant costs to upgrade these applications as year 2000 compliant versions are released by the respective vendors.

     Third-Party Suppliers.   The Company relies, directly and indirectly, on
external systems utilized by its suppliers for the management and control of fabrication, assembly and testing of substantially all of the Company's products. The Company has sent questionnaires to the two independent foundries, TSMC and Chartered, that fabricate substantially all of its semiconductor devices, and to the two subcontractors, ASAT and STATS, that assemble and test substantially all of its products to identify and, to the extent possible, resolve issues involving the Year 2000 Problem. In addition, certain of the Company's key employees have scheduled on-site visits at the facilities of each of these suppliers in late 1998 to evaluate the systems and remediation efforts employed by each of them. The Company expects to resolve any significant Year 2000 Problems with its suppliers; however, there can be no assurance that these suppliers will resolve any or all Year 2000 Problems with their systems in a timely manner. Any failure of these third parties to resolve their Year 2000 Problems in a timely manner could result in the material disruption to the business of the Company. Any such disruption could have a material adverse effect on the Company's business, financial condition and results of operations.

     Facility and Laboratory Related Systems. Systems such as heating, sprinklers, elevators, test equipment and security systems at the Company's facilities and labs may also be affected by the Year 2000 Problem. The Company is currently assessing the potential effect of and costs of remediating the Year 2000 Problem on its facility and lab related systems. The Company estimates that the total cost to the Company of completing any required modifications, upgrades or replacements of these systems will not have a material adverse effect on the Company's business or results of operations.

     The Company presently estimates that the total cost of addressing its year 2000 issues will be approximately $500,000. This estimate was derived utilizing numerous assumptions, including the assumption that the Company has already identified its most significant year 2000 issues and that the plans of its third party suppliers will be fulfilled in a timely manner without cost to the Company. However, there can be no guarantee that these assumptions are accurate, and actual results could differ materially from those anticipated.

     The Company is currently developing contingency plans to address the year 2000 issues that may pose a significant risk to its on-going operations. Such plans could include accelerated replacement of affected equipment or software, temporary use of back-up equipment or software or the implementation of manual procedures to compensate for system deficiencies. However, there can be no assurance that any contingency plans implemented by the Company would be adequate to meet the Company's needs without materially impacting its operations, that any such plan would be successful or that the Company's results of operations would not be materially and adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.

                                    BUSINESS

     Broadcom is a leading developer of highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise. The Company's products enable the high-speed transmission of data over existing communications infrastructures, most of which were not originally intended for digital data transmission. Using proprietary technologies and advanced design methodologies, the Company has designed and developed ICs for some of the most significant broadband communications markets, including the markets for cable set-top boxes, cable modems, high-speed networking, DBS and terrestrial digital broadcast, and xDSL. Although the communications infrastructures of these markets are very different, the Company has leveraged its core technologies and introduced silicon solutions for each market that deliver the cost and performance levels necessary to enable the widespread deployment of broadband transmission services. The Company's broadband transmission products consist primarily of high-performance digital signal processing ("DSP") circuits that implement complex communications algorithms, surrounded by precision high-speed analog-to-digital and digital-to-analog converter circuits. The Company's products integrate comprehensive systems solutions into single chips or chip-sets, thereby eliminating costly external components, reducing board space, simplifying the customer's manufacturing process, lowering the customer's system costs and enabling higher performance. Customers currently shipping broadband communications equipment incorporating the Company's products include 3Com, Bay Networks, Cisco Systems, General Instrument, Motorola and Scientific-Atlanta.

INDUSTRY BACKGROUND

     In recent years, there has been a dramatic increase in business and consumer demand for high-speed access to multimedia information and entertainment content, consisting of data, voice and video. This demand is being driven by the growth of desirable information and entertainment content accessible via the Internet and cable and data networks. Demand has also been stimulated by the improved availability and affordability of access devices such as set-top boxes, PCs and other consumer appliances. Computer processor speeds over the last decade have increased dramatically and, as a result, significantly improved the rate at which multimedia data can be processed. However, the rate at which such data can be transmitted has not kept pace. This disparity has become known as the "bandwidth gap" and has frustrated users and challenged solutions providers in a number of markets.

     The bandwidth gap has emerged in a variety of commercial and consumer applications. Businesses are constantly seeking new ways to access and analyze larger amounts of information to improve the quality of management decisions and enhance customer and employee communications. Many businesses have deployed local area networks ("LANs") which are principally based upon 10Base-T Ethernet technology. The proliferation of LAN usage within corporate networks has resulted in volumes of electronic traffic that are rapidly outgrowing the ability of legacy LAN technologies and infrastructures to readily transmit the traffic and has exacerbated the bandwidth gap for businesses. As such, much of the installed base of Ethernet ports will require upgrading to higher speeds as the infrastructure continues to grow.

     Individuals are also increasingly using their home PCs to access the Internet and to telecommute. Consumer online usage is expected to increase rapidly with the availability and market acceptance of low cost PCs (sub $1,000) and the increased availability and improving quality of content. In addition, the increasing number of next generation television set-top boxes, PCs and other devices that feature integrated Internet access will contribute to the surging demand for rapid access to information. International Data Corporation ("IDC") estimates that between 1995 and 1997 the number of devices that had access to the Internet grew from approximately 15.4 million to 64.4 million and anticipates that the number of such devices will grow to over 331.3 million by 2001. Similarly, the available content on the Internet is also increasing rapidly. IDC estimates that the number of web pages for Internet devices to access grew from approximately 18.1 million in 1995 to approximately 250.5 million in 1997, and is expected to increase to 4.4 billion by 2001. As the volume of traffic continues to grow, consumers are becoming increasingly frustrated with the low performance of "last mile" remote access connections that are typically limited to data rates of only 28.8 kbps to 56 kbps and require several minutes or hours to download large multimedia intensive files.

     Business and residential PC users have not been the only ones affected by the bandwidth gap. Cable television subscribers seeking more entertainment options including Internet access, and cable service providers seeking higher revenue services beyond basic cable, have generally been frustrated by the limited amount of programming that can be provided over the existing cable infrastructure, as well as the inability of that infrastructure to deliver interactive multimedia content. With the advent of digital television and digital compression technologies such as MPEG, the conversion from analog transmission to digital transmission enables a dramatic increase in the number of channels available to the subscriber. In late 1996, cable television service providers began offering expanded services, including digital programming through new digital set-top boxes as well as high-speed Internet access and telecommuting through cable modems. Dataquest estimates that approximately 1.4 million digital cable set-top boxes were shipped worldwide in 1997 and that approximately 12.5 million will be shipped in 2001. In order to satisfy customer demand for increased programming and other entertainment options, and to capitalize on the revenue growth opportunities associated with these expanded services, service providers will have to deploy a new generation of digital set-top boxes and headend equipment.

     Much of the bandwidth gap is a result of the existing last mile communications infrastructure, which was originally designed for lower speed analog transmission rather than high-speed digital transmission. This infrastructure consists primarily of copper twisted pair wiring, coaxial cable and wireless communication connections. Copper twisted pair wiring was originally intended for the transmission of narrowband analog voice while coaxial cable was intended for delivery of one-way analog video signals. These analog infrastructures have numerous impairments, including limited spectrum, noise, dispersion and multipath reflections, which make broadband transmission (greater than 1.5 Mbps) of digital data very difficult.

     Because it is impractical to replace these communications infrastructures with entirely new infrastructures that are optimized for digital data transmission, the fundamental challenge for service and equipment providers is to enable broadband communications over existing infrastructures. These providers are in a race to introduce new cost-effective technologies and products into the broadband communications marketplace. The principal segments that define this marketplace include:

     Cable Set-Top Boxes. Cable operators are deploying digital cable set-top boxes to facilitate high-speed digital communications between a subscriber's television and the cable network. Cable set-top boxes are currently able to support downstream (to the subscriber) transmission speeds of up to 43 Mbps (North American standard) or 56 Mbps (international standard), and several hundred MPEG-2 compressed digital television channels to be delivered to the consumer. Additional applications for digital cable set-top boxes are expected to include Internet access, interactive television, high definition television ("HDTV") and cable telephony.

     Cable Modems. Cable modems connect PCs to the cable network and have been designed to achieve downstream transmission speeds of up to 43 Mbps (North American standard) or 56 Mbps (international standard), and upstream (to the network) transmission speeds of up to 10 Mbps. These transmission rates are almost 1,000 times faster than the fastest analog telephone modems (56 kbps downstream and 28.8 kbps upstream) currently available. The high speeds of cable modems should enable an entirely new generation of multimedia-rich content over the Internet, make telecommuting a productive and effective means for work at home and allow cable operators to offer expanded services such as cable telephony.

     High-Speed Networking. As communications bottlenecks have appeared in corporate LANs, technologies such as Fast Ethernet (100 Mbps) and Gigabit Ethernet (1,000 Mbps) are being employed to replace older technologies such as 10Base-T Ethernet (10 Mbps) and Token Ring (16 Mbps). As desktop connections continue to migrate to Fast Ethernet, the Company believes that Gigabit Ethernet will emerge as the predominant backbone and server communications technology, and will eventually migrate to the desktop.

     Direct Broadcast Satellite and Terrestrial Digital Broadcast. DBS is the primary alternative to cable for providing digital television programming and can be used to transmit information at speeds of up to 90 Mbps. DBS broadcasts video and audio data from satellites directly to set-top boxes in the home via dish antennas. Other broadband wireless technologies include (i) terrestrial digital broadcast television, the upgrade of analog broadcast television to digital, which enables the delivery of HDTV, (ii) Multichannel Multipoint Distribution Systems ("MMDS"), which use microwave frequencies (2.5 GHz) to transmit digital video signals over terrestrial digital broadcast channels to digital set-top boxes, and (iii) Local Multipoint Distribution Systems ("LMDS"), which use even higher microwave frequencies (28 to 38 GHz) to transmit video and data to digital set-top boxes over a shorter distance via a cellular-like network.

     Digital Subscriber Lines (xDSL). xDSL represents a family of newer broadband technologies which use the copper twisted pair wiring in the existing telephone local loops to deliver transmission speeds ranging from 128 kbps to 52 Mbps depending on the distance between the central office and the subscriber. These data rates are expected to enable a wide range of new services including high-speed Internet access and digital television.

     The desire by equipment manufacturers and service providers to develop these markets has created the need for new generations of semiconductor solutions. Broadband transmission of digital information over existing infrastructures requires highly integrated mixed-signal semiconductor solutions to perform critical systems functions such as complex signal processing and converting digital data to and from analog signals. Broadband communications equipment requires substantially higher levels of system performance in terms of both speed and precision that typically cannot be adequately addressed by traditional IC solutions developed for low speed transmission applications. Moreover, solutions that are based on multiple discrete analog and digital ICs generally cannot achieve the cost-effectiveness, performance and reliability required by the broadband communications markets. These requirements are best addressed by new generations of highly integrated mixed-signal devices that combine complex analog and digital functions with high performance DSP circuitry that can be manufactured in high volumes using cost-effective semiconductor technologies.

THE BROADCOM SOLUTION

     The Company is a leading developer of highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise. Using its proprietary communications algorithms and protocols, unique DSP architectures, silicon compiler design methodologies and full-custom, mixed-signal circuit design techniques, the Company has designed and developed ICs for some of the most significant broadband communications markets, which include cable set-top boxes, cable modems, high-speed networking, DBS and terrestrial digital broadcast, and xDSL. The Company's expertise in communications algorithms and its detailed understanding of transmission media enable the implementation of complex systems incorporating signal processing functions such as digital demodulation, adaptive equalization and error correction in a single device. In addition, the Company's comprehensive knowledge of advanced communications protocols enables the Company to design protocol processing ICs that seamlessly interface its mixed-signal transceiver ICs with higher-level networking layers for communications applications. Finally, the Company's systems level communications expertise has enabled it to establish a viable long-term product roadmap that permits its customers to achieve rapid time-to-market over multiple generations of equipment.

     All of the Company's products are implemented in low-cost, highly-manufacturable CMOS technologies that enable the integration of comprehensive systems solutions into single-chip ICs, thereby eliminating costly external components, reducing board space, simplifying the customer's equipment manufacturing process, lowering customer system costs and enabling higher performance. The Company's proprietary technology and advanced design methodologies result in a high likelihood of first pass silicon success, accelerated time-to-market, and ease of porting to multiple foundries. The Company's design methodologies also allow it to rapidly and cost-effectively incorporate proprietary features or intellectual property from its key strategic customers into products that are exclusive to those customers, thereby enabling them to differentiate their products. Customers currently shipping broadband communications equipment that incorporates the Company's products include 3Com, Bay Networks, Cisco Systems, General Instrument, Motorola and Scientific-Atlanta.

STRATEGY

     The Company's objective is to be the leading provider of highly integrated silicon solutions to the worldwide broadband communications markets. Key elements of the Company's strategy include the following:

     Target Multiple High-Growth Broadband Communications Markets. The Company's strategy is to identify rapidly growing broadband digital communications markets and to develop highly integrated silicon solutions for applications in those markets. The Company's initial products were designed for the cable set-top box, cable modem and high-speed networking markets, which require high-performance, feature-rich and highly integrated semiconductor solutions. The Company has recently leveraged the core technologies it developed for these markets to design and develop semiconductor solutions for the DBS and terrestrial digital broadcast, and xDSL markets, which it believes have significant growth potential.

     Strengthen and Expand Strategic Relationships with Industry Leaders. The Company has established strategic relationships with key equipment manufacturers, including 3Com, Bay Networks, Cisco Systems, General Instrument, Motorola and Scientific-Atlanta, which are market and technology leaders within the broadband communications markets. While the Company designs products that can be used by multiple customers, the Company's proprietary design methodologies allow it to rapidly design custom features based on either the Company's or its customers' intellectual property. This capability enables the Company's customers to improve their time-to-market, differentiate their products and address new market opportunities. The Company believes that these strategic relationships are essential to its continued growth and to further development and acceptance of its technologies.

     Extend Technology Leadership and Achieve Rapid Time-to-Market. The Company is aggressively building on its technology leadership by investing substantial development resources in all of its key technology areas. The Company works closely with leading communications systems companies to develop new and enhanced algorithms that address next generation broadband market opportunities. The Company's strategy is to continue to implement these algorithms in highly integrated, full-custom ICs using DSP architectures that optimize performance, efficiency and cost. During product development, the Company leverages its silicon compiler technologies and proprietary circuit libraries and layouts of high-performance analog and digital IC building blocks, thereby accelerating time-to-market for new products. The silicon solutions for each of these markets benefit from the same underlying core technologies, providing the Company significant leverage in its ability to address a diverse set of end user markets with a relatively focused investment in research and development.

     Drive Industry Standards. The Company participates actively in the formulation of critical standards for the broadband communications markets. The Company believes such participation provides it with several significant benefits, including (i) accelerating and expanding the development of markets for the Company's products by encouraging all market participants to focus their efforts on developing products compliant with the standards, and (ii) providing valuable insight and relationships, which assist the Company in being early to market with products incorporating the standards. The Company has established strategic relationships with major networking equipment and cable modem vendors and was a principal participant in formulating and writing the Multimedia Cable Network Systems Data Over Cable Services Interface Specifications ("MCNS/DOCSIS") for the end-to-end delivery of high-speed data services over hybrid fiber coax ("HFC") networks, which facilitate the development of interoperable networking products, including cable modems. The Company's active participation in this process enabled it to be the first provider of transmission and protocol ICs to equipment manufacturers developing MCNS/DOCSIS compliant products. The Company is also currently participating in the formulation and evolution of standards for Fast Ethernet, Gigabit Ethernet and xDSL systems.

     Focus on Highly Integrated Solutions. The Company believes its analog mixed-signal technology and advanced design methodologies enable it to offer silicon solutions that are more highly integrated than competitive alternatives. High levels of integration and aggressive product development roadmaps allow the Company to enhance the value-added benefits of its products in its customers' systems. Integration, which reduces the total component count in the system, provides many fundamental benefits for the

     Company's customers, including streamlining their production flow, improving yields, saving board space, shortening time-to-market, reducing production costs and improving performance and reliability. These benefits have often enabled the Company's customers to achieve faster and broader penetration within their respective markets.

MARKETS

     The increased demand for the high-speed delivery of data and video services is forcing equipment vendors and service providers to race to provide solutions to close the bandwidth gap. The Company's silicon solutions address the bandwidth gap in multiple communications markets. While the communication infrastructures of these markets are very different, the Company has been able to leverage many of its core technologies across multiple markets in various product implementations. Many industry analysts project high growth rates for the markets served by the Company's products even though such markets are at different phases in their evolution. High-speed networking is an established market that is currently going through an upgrade; cable and DBS set-top boxes are, on a global basis, in an early growth phase, and the cable modem and xDSL markets are emerging.

     Cable Set-Top Boxes

     The last decade has seen rapid growth in the quantity and diversity in television programming. Despite ongoing efforts to upgrade the existing cable infrastructure, an inadequate number of channels exist to provide the content demanded by consumers. In an effort to increase the number of channels and to provide picture quality that is comparable to DBS, cable service providers began offering digital programming in 1996 through new digital cable set-top boxes. Paul Kagan Associates, Inc. ("Kagan") estimates that in 1998 only 1.1 million of the 65 million cable subscribing homes in the United States will install digital cable set-top boxes. Dataquest estimates that approximately 1.4 million digital cable set-top boxes were shipped worldwide in 1997, and that approximately 12.5 million will be shipped in 2001. General Instrument, in particular, recently announced its agreement to provide leading multiple cable system operators with an aggregate of 15 million digital cable set-top boxes over the next three to five years. The Company believes a new generation of digital cable set-top boxes will be introduced in the near future to facilitate television Internet access and to support HDTV.

     Cable Modems

     Cable television operators are upgrading their coaxial cable trunk systems (backbones) to fiber to create HFC networks. These upgraded networks are able to support two-way communications, high-speed Internet access and telecommuting through the use of a cable modem. High-speed Internet access services, including @Home, RoadRunner and HighwayOne (the predecessor to MediaOne), were introduced in 1996 in conjunction with several cable system operators. Kagan estimates that high-speed Internet service was available to 9.5 million homes in 1997 and predicts that this service will be extended to 51.8 million homes in the United States by 2002. Forrester Research, Inc. estimates that the number of cable modems subscribers in the United States will increase from 100,000 in 1997 to
13.6 million by 2001. The cable industry's adoption of the MCNS/DOCSIS specifications in 1997 for the end-to-end delivery of high-speed data services is anticipated to enable interoperability between different manufacturers' cable modems and headend equipment across different cable networks. This interoperability should facilitate the creation of a retail market for cable modems.

     High-Speed Networking

     The high-speed networking equipment market is undergoing a rapid transition from 10Base-T Ethernet to Fast Ethernet (100Base-T) transceivers, with Gigabit Ethernet (1000Base-T) anticipated to be introduced in 1998. Dell'Oro Group estimates that the number of 100Base-T repeater/hub ports sold worldwide is expected to grow from 5.0 million in 1997 to 43.0 million by 2001, and the number of switch ports is expected to grow from 5.3 million to 105.2 million during the same period. Dataquest predicts the number of 100Base-T network interface cards ("NIC") sold worldwide will grow from 20.0 million units in 1997 to 48.4 million units by 2001. As the networking market transitions to Fast Ethernet and Gigabit Ethernet, it is anticipated that a significant portion of the installed base of 10Base-T repeater/hub ports, switches and NICs will be upgraded to the faster technologies.

     Direct Broadcast Satellite and Terrestrial Digital Broadcast

     Due to the ability of DBS to provide television programming where no cable infrastructure is in place, it is expected that the U.S. market for DBS may eventually be surpassed by the international market where the cable infrastructure is generally less extensive. Dataquest estimates that approximately 6.7 million digital satellite set-top boxes were shipped worldwide in 1997 and that approximately 17.4 million will be shipped in 2001. Other wireless offerings such as MMDS and LMDS are currently being tested in limited deployments. These new networks, which are able to provide programming in areas that do not have cable, will also require a digital set-top box. Beginning in 1999, the FCC has mandated that the top four affiliated television stations begin digital broadcasting and has required that all current television broadcasters and their affiliates return the old analog spectrum by the year 2006 for FCC auction. ABC, CBS and NBC have announced that they will begin transmitting HDTV before the end of 1998. This conversion to digital broadcasting will also require new set-top boxes and television receivers.

     Digital Subscriber Lines (xDSL)

     xDSL is a family of technologies for high-speed data transmission over existing copper twisted pair wiring in the telephone local loops. Several Regional Bell Operating Companies ("RBOCs"), including Southwestern Bell, Bell Atlantic, Bell South and U S West, and several international telephone companies, including Bell Canada, British Telecom and Deutsche Telekom, have conducted field trials, deployed or announced plans to conduct trials or deploy xDSL services in select markets for high-speed Internet access and telecommuting. Certain Internet service providers are also embracing xDSL technologies. In January 1998, Compaq, Intel, Microsoft and several RBOCs announced they would coordinate their efforts to create an interoperable xDSL standard for 1.5 Mbps transmission. Dataquest estimates that the number of xDSL lines in North America will increase from 2,000 in 1997 to 1.8 million in 2001. Asymmetric DSL ("ADSL"), which can provide transmission at speeds of up to 8 Mbps, and Very-high-bit-rate DSL ("VDSL"), which can provide transmission at speeds of up to 52 Mbps, represent the xDSL technologies that have recently attracted the most interest from the service providers.

CUSTOMERS AND STRATEGIC RELATIONSHIPS

     The Company sells its products to leading manufacturers of data communications equipment in each of the Company's target markets. Because the Company leverages its technology across different markets, certain of the Company's ICs may be incorporated into equipment used in several different markets. Equipment manufacturers from which the Company recognized aggregate revenue of at least $100,000 in 1998 included, among others:

----------------------------------------------------------------------------------------------
                   MARKETS                                         CUSTOMERS
----------------------------------------------------------------------------------------------
 Cable Set-Top Boxes                             General Instrument
                                                 Italtel
                                                 Scientific-Atlanta
----------------------------------------------------------------------------------------------
 Cable Modems                                    3Com
                                                 Bay Networks
                                                 Cisco Systems
                                                 Com21
                                                 General Instrument
                                                 Hybrid Networks
                                                 Intel
                                                 Motorola
                                                 Samsung
----------------------------------------------------------------------------------------------
 High-Speed Networking                           3Com
                                                 Accton Technology
                                                 Adaptec
                                                 Bay Networks
                                                 Cabletron
                                                 Cisco Systems
                                                 Digital Equipment Corporation
                                                 D-Link
                                                 Hewlett-Packard
                                                 Run Top
                                                 Samsung
----------------------------------------------------------------------------------------------
 DBS and Terrestrial Digital Broadcast           Access Media
                                                 DIRECTV
                                                 Italtel
                                                 Samsung
----------------------------------------------------------------------------------------------
 xDSL                                            Next Level Communications
                                                 Nortel
----------------------------------------------------------------------------------------------

     As part of its business strategy, the Company periodically establishes strategic relationships with certain key customers. In September 1997, the Company entered into a Development, Supply and License Agreement with General Instrument, pursuant to which the Company agreed to develop ICs for General Instrument's digital cable set-top boxes and supply such ICs to General Instrument for four years. Pursuant to this agreement, General Instrument agreed to purchase from the Company 100% of its requirements for components containing transmission, communications or video decompression (MPEG) functions for its digital cable set-top box subscriber products in the first year of this agreement, subject to the Company's good faith efforts to maintain its competitive position with respect to such components. The percentage of its product requirements that General Instrument must purchase from the Company declines each year over the term of the agreement to 45% of General Instrument's requirements in 2001. General Instrument also granted the Company a royalty-bearing, perpetual, nonexclusive, worldwide license to use its MPEG and related technology.

     From time to time, the Company has also entered into development agreements with 3Com, Cisco Systems, Nortel, Sony, Bay Networks and DIRECTV, pursuant to which the Company has worked closely with these customers to co-develop products for these customers.

     A small number of customers have historically accounted for a substantial portion of the Company's total revenue. Sales to General Instrument and 3Com (including sales to their respective manufacturing subcontractors) accounted for approximately 31.9% and 14.6%, respectively, of the Company's total revenue in 1997. Sales to General Instrument and 3Com (including sales to their respective manufacturing subcontractors) represented approximately 31.9% and 35.9%, respectively, of the Company's total revenue in the six months ended June 30, 1998. Sales to the Company's five largest customers represented approximately 61.7% and 81.1% of the Company's total revenue in 1997 and in the six months ended June 30, 1998, respectively. The loss of any key customer could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Customer Concentration."

PRODUCTS

     The Company's five primary product lines encompass: (i) high-speed communications and MPEG video/audio/graphics devices for the cable television set-top box market, (ii) high-speed data transmission and media access control devices for the cable modem market, (iii) 10/100/1000Base-T Ethernet transceivers and repeater controllers for the high-speed networking market, (iv) receivers and MPEG video/audio/graphics devices for the DBS and terrestrial digital broadcast markets, and (v) broadband twisted pair transceivers for the xDSL market. The Company also develops and sells reference platforms designed around its IC products that represent application examples for incorporation into its customers' equipment. By providing these reference platforms, the Company can assist its customers in achieving easier and faster transitions from initial prototype designs through final production releases. These reference platforms enhance the customer's confidence that the Company's products will meet their market requirements and product introduction schedules.

     Cable Set-Top Boxes

     The Company offers a suite of silicon solutions for digital cable set-top boxes and cable headends which encompass the high-speed transmission, reception and decompression of digital audio and video multimedia signals. These products are also applicable to the terrestrial digital broadcast markets. The Company's QAMLink transmission products integrate the core functionality required of advanced communications transceiver devices including modulators and demodulators for quadrature amplitude modulation ("QAM") and quadrature phase shift keying ("QPSK"), adaptive equalization, forward error correction and high-speed analog-to-digital and digital-to-analog conversion. These products have been designed to meet both international and North American communications standards for cable networks. Several of these products also incorporate additional set-top box functionality such as cable network protocol processing for entitlement and tiered programming access and input/output device control.

     In the second quarter of 1998, the Company introduced its first single-chip MPEG multimedia device that incorporates all of the processing capabilities necessary to decode and decompress an MPEG-2 digital television data stream and subsequently reconstruct an analog studio quality television signal that can be displayed on a standard television receiver. This IC integrates MPEG-2 video decompression, Dolby AC3 audio decompression, MPEG-2 transport processing, on-screen display, analog video reconstruction and other necessary MPEG related functions required to deliver video and audio to a television. The Company believes this combination of the Company's transmission and MPEG silicon solutions and licensed MIPS microprocessor cores will provide all of the significant silicon functionality of most existing digital cable set-top boxes with the exception of the security functions and memory.

     Cable Modems

     The Company has leveraged its core transmission technologies that were developed for the cable set-top box market and adapted them to the development of a family of products that enable digital data to be delivered over an HFC cable network at downstream speeds of up to 56 Mbps and upstream speeds of up to 10 Mbps. These products incorporate similar modulation, adaptive equalization and error correction technologies as the set-top box products and thereby achieve robust and reliable transmission, especially in the noisy and interference prone upstream direction. The cable modem product family also includes both a headend and a subscriber media access controller ("MAC") device that controls the upstream and downstream data flow over the HFC network. In September 1998, the Company introduced the BCM3300, which integrates the upstream and downstream physical layers with the MCNS/DOCSIS MAC functions. This device allows cable modems to provide telephony over the cable network using the Internet Protocol ("IP"). The Company's cable modem products have been designed to conform to the MCNS/DOCSIS specifications. The combination of the transmission and MAC ICs provides a complete end-to-end silicon platform for the Company's customers to build headend systems and subscriber modems. With the integration of the MIPS microprocessor cores, the Company believes it has all of the silicon functionality necessary to eventually reduce the cable data modem into a single chip with the exception of the memory.

     The Company's principal products for cable set-top boxes and cable modems include the following:

-------------------------------------------------------------------------------------------
 PRODUCT                           FUNCTION                            INTRODUCTION DATE
-------------------------------------------------------------------------------------------
 BCM3033   Universal headend QAM modulator                           First Quarter 1997
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
 BCM3036   Universal QPSK/QAM burst modulator.                       Fourth Quarter 1996
-------------------------------------------------------------------------------------------
 BCM3037   Universal QPSK/QAM burst modulator for MCNS/DOCSIS        Fourth Quarter 1997
           applications
-------------------------------------------------------------------------------------------
 BCM3115   Downstream QAM receiver for North American set-top box    Fourth Quarter 1995
           applications. Includes QPSK control channel receiver.
-------------------------------------------------------------------------------------------
 BCM3116   Downstream QAM receiver for North American set-top box    Fourth Quarter 1997
           and MCNS/DOCSIS applications.
-------------------------------------------------------------------------------------------
 BCM3118   Downstream QAM receiver for international applications.   Fourth Quarter 1996
-------------------------------------------------------------------------------------------
 BCM3120   Universal set-top box transceiver for both North          Second Quarter 1998
           American and international applications. Includes QAM
           receiver, QPSK control channel receiver, peripheral
           device interfaces and QPSK/QAM transmitter.
-------------------------------------------------------------------------------------------
 BCM3137   Headend QPSK/QAM burst receiver for MCNS/DOCSIS           Second Quarter 1998
           applications.
-------------------------------------------------------------------------------------------
 BCM3210   Headend MCNS/DOCSIS MAC for downstream and upstream       Second Quarter 1998
           traffic flow. Includes data encryption and decryption.
-------------------------------------------------------------------------------------------
 BCM3220   Subscriber MCNS/DOCSIS cable modem MAC for downstream     Fourth Quarter 1997
           and upstream traffic flow. Includes data encryption and
           decryption.
-------------------------------------------------------------------------------------------
 BCM3300   Single chip MCNS/DOCSIS cable modem. Includes receiver,   Third Quarter 1998
           transmitter and MAC.
-------------------------------------------------------------------------------------------
 BCM3900   Downstream QAM receiver for North American set-top box    First Quarter 1997
           applications. Includes QPSK control channel receiver and
           peripheral device interfaces.
-------------------------------------------------------------------------------------------
 BCM7010   MPEG system on a chip. Integrates MPEG-2 video            Second Quarter 1998
           decompression, Dolby AC3 audio decompression, MPEG
           transport, on-screen display, analog video
           reconstruction and other MPEG related functions for
           delivering video and audio to a television.
-------------------------------------------------------------------------------------------

     High-Speed Networking

     The Company's networking products provide the core functionality required for building Fast Ethernet adapter cards, repeater/hubs and switches which support both the Ethernet (10Base-T) and Fast Ethernet (100Base-T) standards. The Company's transceivers, which are the basic elements required for implementing a high-speed Ethernet port, incorporate the Company's embedded DSP algorithms combined with high-speed analog-to-digital and digital-to-analog converters to create highly-integrated mixed-signal solutions. In addition to the DSP-based architecture, features of the 10/100Base-T transceiver products include low power and low voltage operation (3.3 Volts) making them suitable for high port density switches and hubs, as well as PCI2.2 compliant adapter cards and computer motherboards. The Company also offers a variety of repeater and switch controller devices, thereby providing a broad suite of Fast Ethernet products to meet the demands of the adapter card, repeater/hub, switch, network peripheral and router markets.

     The Company's principal networking products include the following:

-------------------------------------------------------------------------------------------
   PRODUCT                           FUNCTION                          INTRODUCTION DATE
-------------------------------------------------------------------------------------------
 BCM5012        100Base-T managed repeater controller. Incorporates  Fourth Quarter 1995
                13 repeater ports, MAC port, microprocessor port,
                and a port for stacking hubs. Interfaces to
                external transceivers.
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
 BCM5020        100Base-T network management processor.              Second Quarter 1997
                Incorporates statistical analysis of network
                traffic to enable control of repeating hubs by
                network management software.
-------------------------------------------------------------------------------------------
 BCM5100        Single-channel 10/100Base-T4 transceiver.            Fourth Quarter 1996
                Incorporates a 10Base-T and 100Base-T4 transceiver
                for Category 3, 4 and 5 twisted pair cabling.
-------------------------------------------------------------------------------------------
 BCM5201/5202   Single-channel 3.3/5 Volt 10/100Base-TX              First Quarter 1998
                transceiver. Incorporates a 10Base-T and 100Base-TX
                transceiver for Category 5 twisted pair cabling.
-------------------------------------------------------------------------------------------
 BCM5203        Quad 100Base-TX transceiver. Contains four           Second Quarter 1997
                100Base-TX Fast Ethernet transceivers.
-------------------------------------------------------------------------------------------
 BCM5205        Quad 100Base-TX integrated repeater. Incorporates    Second Quarter 1997
                four 100Base-TX transceivers, MII port, repeater
                controller and repeater management functions.
-------------------------------------------------------------------------------------------
 BCM5208        Quad 10/100Base-T transceiver. Integrates four       Third Quarter 1997
                10Base-T/ 100Base-TX transceivers. 100Base-FX is
                also supported at each port through an external
                fiber optic transceiver.
-------------------------------------------------------------------------------------------
 BCM5216        Hex 10/100Base-T transceiver. Integrates six 10      Third Quarter 1998
                Base-T/ 100Base-TX transceivers.
-------------------------------------------------------------------------------------------
 BCM5308        Nine port 10/100Base-T switch. Integrates eight      Fourth Quarter 1998*
                10/100 Base-TX transceivers, nine MACs and
                switching fabric.
-------------------------------------------------------------------------------------------
 BCM5903        Single chip 10/100Base-T transceiver with            Second Quarter 1998
                integrated MAC
-------------------------------------------------------------------------------------------

---------------
* Estimated date of initial commercial sampling.

     Direct Broadcast Satellite and Terrestrial Digital Broadcast

     The Company's products for the DBS market are designed to meet the needs of satellite set-top box providers and incorporate the functionality necessary to receive, demodulate and decode a broadband QPSK signal, including advanced forward error correction. These products can be programmed to accommodate satellite standards such as DSS (DIRECTV), DVB (international) and Primestar, and can operate at any data rate from 2 to 90 Mbps. The Company's MPEG system on a chip (BCM7010) employs the MPEG-2 standard, which enables it to be used in either cable set-top boxes or DBS set-top boxes.

     The Company's principal DBS and terrestrial digital broadcast products include the following:

-------------------------------------------------------------------------------------------
 PRODUCT                           FUNCTION                             INTRODUCTION DATE
-------------------------------------------------------------------------------------------
 BCM4200   QPSK receiver for DSS (DIRECTV) and DVB (international)    First Quarter 1997
           digital satellite reception. Accommodates data rates from
           2 to 90 Mbps.
-------------------------------------------------------------------------------------------
 BCM4201   Universal QPSK receiver for DSS, DVB and Primestar         Third Quarter 1998
           digital satellite reception. Accommodates data rates from
           2 to 90 Mbps.
-------------------------------------------------------------------------------------------
 BCM7010   MPEG system on a chip. Integrates MPEG-2 video             Second Quarter 1998
           decompression, Dolby AC3 audio decompression, MPEG
           transport, on-screen display, analog video reconstruction
           and other MPEG related functions for delivering video and
           audio to a television.
-------------------------------------------------------------------------------------------

     Digital Subscriber Lines (xDSL)

     The Company's product for xDSL transmission incorporates the functionality to enable data to be transmitted and received at high speed over the existing copper twisted pair wiring in the telephone local loops. The Company believes it currently offers the industry's only single-chip silicon solution that can be configured to operate at data rates spanning ISDN (128 kbps) to VDSL (52 Mbps), thereby accommodating the needs of a wide variety of xDSL market segments in a single IC. This solution offers network operators the ability to initially install high-speed ADSL data services on the existing local loop plant and subsequently offer higher data rates for video related services on an upgraded plant. The Company has leveraged its mixed-signal and digital signal processing design expertise developed for cable television and wireless products to develop the following QAM transceiver product for the xDSL market.

-------------------------------------------------------------------------------------------
 PRODUCT                           FUNCTION                             INTRODUCTION DATE
-------------------------------------------------------------------------------------------
 BCM6010   Scalable xDSL QAM transceiver for twisted-pair             Third Quarter 1997
           applications. Incorporates ATM Utopia interface and
           programmable rate transmitter and receiver. Can
           accommodate data rates from 128 kbps to 52 Mbps in either
           a symmetric or asymmetric configuration.
-------------------------------------------------------------------------------------------

     The Company's future success will depend upon its ability to develop new silicon solutions for existing and new markets, introduce such products in a timely and cost-effective manner, and achieve design wins. There can be no assurance that the Company will be able to develop or introduce new products in a timely and cost-effective manner or in sufficient quantities to meet customer demand or that such products will satisfy customer requirements or achieve market acceptance. See "Risk Factors -- Dependence on Development of New Products."

CORE TECHNOLOGIES

     The Company believes that one of its key competitive advantages is its broad base of core technologies encompassing the complete design space from systems to silicon. The Company has developed and continues to build on four primary technology foundations: (i) proprietary communications systems algorithms and protocols, (ii) advanced DSP hardware architectures, (iii) silicon compiler design methodologies and advanced cell library development for both standard cell and full-custom IC design, and (iv) high performance analog and mixed-signal circuit design using industry standard CMOS processes.

     Communications Algorithms and Protocols

     The Company was an innovator in integrating a high-speed QAM digital demodulator with adaptive equalization and forward error correction into a single IC. In addition, the Company has continued to make system advances in the areas of FEC, QAM and QPSK modulation and demodulation, variable rate transmitters and receivers, digital clock and carrier recovery techniques and adaptive equalization algorithms. The Company has also designed and deployed fully integrated, DSP-based transceiver chips for Fast Ethernet LAN applications. The Company has developed a compact core transceiver module that employs high performance 125 MBaud digital equalizers and high-speed analog-to-digital converters and clock recovery circuits. This core module has been used in a number of the Company's single channel and quad transceiver products for Fast Ethernet (100Base-TX) applications including NICs, switches and repeaters. This DSP transceiver expertise is now being extended and applied to the development of a Gigabit copper twisted pair transceiver. In addition to data transmission algorithms, the Company has developed significant expertise in networking protocols which it has applied to the development of MAC devices for cable modems and interactive set-top box applications as well as repeaters/hub, switch and MAC controllers for Fast Ethernet applications. The Company has introduced the industry's first MCNS/DOCSIS physical layer and MAC ICs for cable modems.

     Digital Signal Processing Hardware Architectures

     The Company has developed cost-effective, single-chip broadband transceivers by mapping complex communications algorithms into low-complexity DSP hardware architectures. The Company is a technology leader in the area of low-complexity, high-performance "silicon embedded algorithms" whereby the communications algorithms are individually implemented in full-custom logic rather than the conventional approach of running all of the algorithms in firmware on a single general purpose programmable DSP architecture. This design approach is combined with silicon compiler based design methodologies which generate the custom logic functions. This results in ICs that are less complex and less expensive to manufacture than conventional implementations. One particular area where the Company has developed leading DSP technology is in digital adaptive equalization. Equalizers are key components in all of the Company's transceiver products. The Company believes that the speed and density of its equalizers help to distinguish its products in the marketplace. The Company is currently developing a single-chip, mixed-signal adaptive DSP transceiver for Gigabit Ethernet.

     Silicon Compiler Design Methodologies

     The Company has developed proprietary silicon compiler technologies that enable designers to implement ICs using a high level of abstraction yet produce area-efficient IC layouts and achieve short design cycles. The cells that are synthesized from this process can be individually optimized for functionality, performance, topology, electrical characteristics and manufacturing process portability. The Company has designed compilers for standard cells, arithmetic processing, memories and analog building blocks. In addition, the Company has created compilers to manage the implementation of higher level functions such as digital filters, adaptive equalizers, modulators, demodulators and numerically controlled oscillators/direct digital frequency synthesizers. The Company believes that these silicon compiler capabilities accelerate time-to-market by improving designer productivity and by providing functional blocks that can be reused in multiple products. In addition, these compiler techniques significantly reduce errors, thereby frequently resulting in first pass silicon success. The Company has also developed, and continues to improve and expand its own proprietary set of circuit and layout libraries for both standard-cell and full-custom ICs.

     Full-Custom Analog and Mixed-Signal Circuit Design

     The Company has developed significant analog and mixed-signal circuit expertise. The Company has achieved a level of circuit performance in standard CMOS process technologies that is normally associated with more expensive special purpose silicon fabrication technologies. All of the Company's high-performance analog building blocks are implemented in the same low-cost CMOS technologies as the digital IC circuitry. In addition to achieving high performance, the Company's analog-to-digital and digital-to-analog converters are among the lowest die area devices in the industry, which makes them well suited for integration into high volume mixed-signal products. The Company's 10-bit, 50 Msample/sec analog-to-digital converter received the Best Paper Award of the 1997 International Solid State Circuits Conference, a prestigious semiconductor conference. This converter was integrated onto the same die as the Company's broadband QAM receiver, which the Company believes was the first such mixed-signal QAM receiver product ever demonstrated (BCM3118). The Company has also developed very high-speed 125 MHz analog-to-digital converters for Fast Ethernet transceivers and 200 MHz digital-to-analog converters for cable modulator applications. All of these data converters were designed for integration with high-speed digital circuits in conventional CMOS technologies. The Company has also evaluated experimental IC designs and is in the development phase of producing other analog functions such as low noise RF amplifiers, linear high-gain RF amplifiers, RF mixers, frequency synthesizers, RF phase-locked loops and other building blocks to enable higher levels of system integration.

RESEARCH AND DEVELOPMENT

     The Company has assembled a core team of experienced engineers and technologists, many of whom are leaders in their particular field or discipline. As of June 30, 1998, approximately 68.5% of the Company's 241 research and development employees had advanced degrees, including 41 with Ph.D.s. These employees are involved in advancing the Company's core technologies, as well as applying these core technologies to the Company's product development activities in the areas of broadband communications and digital video technology for cable set-top boxes, cable modems, high-speed networking, DBS and terrestrial digital broadcast, and xDSL. The transmission solutions for each of these markets benefit from the same underlying core technologies, which enables the Company to leverage its ability to address various broadband communications markets with a relatively focused investment in research and development.

     The Company believes that the achievement of higher levels of integration and the introduction of new products in its target markets is essential to its growth. As a result, the Company plans to increase research and development staffing levels in 1998 and 1999. Research and development expense for 1997, 1996 and 1995 and for the six months ended June 30, 1998 was approximately $16.2 million, $5.7 million, $2.7 million and $14.6 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANUFACTURING

     Wafer Fabrication

     The Company's products are manufactured in standard CMOS processes, which permit the Company to engage independent silicon foundries to fabricate its ICs. By subcontracting its manufacturing requirements, the Company is able to focus its resources on design and test applications where the Company believes it has greater competitive advantages and to eliminate the high cost of owning and operating a semiconductor wafer fabrication facility.

     The Company's Operations and Quality Engineering Group closely manages the interface between manufacturing and design engineering. While the Company's design methodology typically creates smaller than average die for a given function, it also generates full-custom IC designs. As a result, the Company is responsible for the complete functional and parametric performance testing of its devices, including quality. The Company employs a fully staffed operations and quality organization similar to a vertically integrated semiconductor manufacturer. The Company arranges with its foundries to have online work-in-progress control, making the manufacturing subcontracting process transparent to the Company's customers.

     The Company's key silicon foundries are TSMC in Taiwan and Chartered in Singapore. While the Company currently uses two independent foundries, few of the Company's components are manufactured at both foundries at any given time. Any inability of one of its foundries to provide the necessary capacity or output could result in significant production delays and could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company currently believes it has adequate capacity to support its current sales levels, the Company continues to work with its existing foundries to obtain more production capacity and it intends to qualify new foundries to provide additional production capacity. There can be no assurance that adequate foundry capacity will be available on acceptable terms, if at all. In the event either foundry experiences financial difficulties (whether as a result of the Asian economic crisis or otherwise) or suffers any damage or destruction to its facilities, or in the event of any other disruption of foundry capacity, the Company may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner. See "Risk Factors -- Dependence on Independent Foundries."


     The Company's devices are currently fabricated using CMOS process technology with 0.5 micron, triple layer metal and 0.35 micron, quad layer metal feature sizes. The Company continuously evaluates the benefits, on a product by product basis, of migrating to a smaller geometry process technology in order to reduce costs. The Company's experience to date with the migration of products to smaller geometry processes has been favorable, but there can be no assurance that future process migration will be achieved without difficulty. Other companies in the industry have experienced difficulty in effecting transitions to new manufacturing processes and, consequently, have suffered reduced yields or delays in product deliveries. The Company believes that the transition of its products to smaller geometries will be important for the Company to remain competitive. The Company's business, financial condition and results of operations could be materially and adversely affected if any such transition is substantially delayed or inefficiently implemented. See "Risk
Factors -- Transition to Smaller Geometry Process Technologies and Higher Levels of Design Integration."


     Assembly and Test

     Wafer probe testing is performed by one of the foundries or by the Company's wafer probe test subcontractors. Following completion of the wafer probe tests, the die are assembled into packages and the finished products are tested by one of the Company's two subcontractors: ASAT in Hong Kong and STATS in Singapore. While the Company has not experienced any material disruption in supply from assembly subcontractors to date, there can be no assurance that assembly problems will not occur in the future. The availability of assembly and testing services from these subcontractors could be adversely affected in the event either subcontractor experiences financial difficulties (whether as a result of the Asian economic crisis or otherwise) or suffers any damage or destruction to its respective facilities, or in the event of any other disruption of assembly and testing capacity. See "Risk Factors -- Dependence on Third-Party Subcontractors for Assembly and Test."

     Quality Assurance

     The broadband communications industry demands high-quality and reliability of the semiconductors incorporated into their equipment. The Company focuses on product reliability from the initial stage of the design cycle through each specific design process, including layout and production test design. In addition, the Company's designs are subjected to in-depth circuit simulation at temperature, voltage and processing extremes before being committed to silicon.

     The Company prequalifies each assembly and foundry subcontractor. This prequalification process consists of a series of industry standard environmental product stress tests, as well as an audit and analysis of the subcontractor's quality system and manufacturing capability. The Company also participates in quality and reliability monitoring through each stage of the production cycle by reviewing electrical and parametric data from its wafer foundry and assembly subcontractors. The Company closely monitors wafer foundry production to ensure consistent overall quality, reliability and yield levels. In cases where the Company purchases wafers on a fixed cost basis, any improvement in yields can reduce the Company's cost per IC.

     As part of its total quality program, the Company plans to apply for ISO 9001 certification, a comprehensive International Standards Organization specified quality system. The Company's objective is to exceed ISO 9001 requirements, especially in the areas of continuous improvements and customer satisfaction. All of the Company's principal independent foundries and package assembly facilities have achieved ISO 9000 certification.

SALES AND MARKETING

     The Company's sales and marketing strategy is to achieve design wins with technology leaders in each of the Company's targeted broadband communications markets by, among other things, providing superior field application and engineering support. The Company markets and sells its products in the United States through a direct sales force, which has largely been established within the last year, based out of four regional sales offices located in Irvine and San Jose, California, Atlanta, Georgia and Garwood, New Jersey. Sales managers are dedicated to principal customers to promote close cooperation and communication. The Company also provides its customers with reference platform designs, which enable its customers to achieve easier and faster transitions from the initial prototype designs through final production releases and significantly enhance the customer's confidence that the Company's products will meet their market requirements and product introduction schedules.


     The Company also markets and sells its products internationally through a direct sales force based out of regional sales offices located in Japan, Taiwan, United Kingdom and the Netherlands, as well as through a network of independent distributors and representatives in France, Israel, Germany, Japan, Taiwan and Korea. The Company selects these independent entities based on their ability to provide effective field sales, marketing communications and technical support to the Company's customers. All international sales to date have been denominated in U.S. dollars.


COMPETITION

     The broadband communications markets and semiconductor industries are intensely competitive and are characterized by rapid technological change, evolving standards, short product life cycles and price erosion. The Company believes that the principal factors of competition for silicon providers to these industries are product capabilities, level of integration, reliability, price, time-to-market, system cost, intellectual property, customer support and reputation. The Company believes it competes favorably with respect to each of these factors.

     The Company competes with a number of major domestic and international suppliers of equipment in the markets for cable set-top boxes, cable modems, high-speed networking, DBS and terrestrial digital broadcast, and xDSL, which competition has resulted and may continue to result in declining average selling prices for the Company's products. The Company currently competes in the cable set-top box market with Fujitsu, LSI Logic, Philips Electronics, Rockwell International and VLSI Technology for communication devices and with ATI Technologies, C-Cube, LSI Logic, Motorola and STMicroelectronics in the MPEG/graphics segment. The Company expects other major semiconductor manufacturers to enter the market as digital broadcast television and other digital cable television markets become more established. A number of companies, including Hitachi, Libit Signal Processing, LSI Logic, Rockwell International, STI and Toshiba have announced that they are developing and will introduce MCNS/DOCSIS compliant products in the future, which could result in significant competition in the cable modem market. In the high-speed networking market, the Company principally competes with established suppliers including Level One Communications, Lucent Technologies, National Semiconductor and Texas Instruments. The Company's principal competitors in the DBS and terrestrial broadcast market include LSI Logic, Lucent Technologies, Philips Electronics, Rockwell International, Sony, STMicroelectronics and VLSI Technology. The Company's principal competitors in the xDSL market include Alcatel, Analog Devices, Globespan, Motorola, Rockwell International and Texas Instruments. The Company also may face competition from suppliers of products based on new or emerging technologies.

     Many of the Company's competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than the Company. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the promotion and sale of their products than the Company. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. In addition, the Company's competitors may in the future develop technologies that more effectively address the transmission of digital information through existing analog infrastructures at a lower cost. There can be no assurance that the Company will be able to compete successfully against current or potential competitors, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     The Company's success and future revenue growth will depend, in part, on its ability to protect its intellectual property. The Company relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect its proprietary technologies and processes. There can be no assurance that such measures will provide meaningful protection for the Company's intellectual property. The Company has been issued three United States patents and has filed 14 United States patent applications. There can be no assurance that any patent will issue as a result of these applications or future applications or, if issued, that any claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide meaningful protection to the Company. The failure of any patents to provide protection to the Company's technology would make it easier for the Company's competitors to offer similar products. In connection with its participation in the development of various industry standards, the Company may be required to agree to license certain of its patents to other parties, including its competitors, that develop products based upon the adopted standards. The Company also generally enters into confidentiality agreements with its employees and strategic partners, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products, services or technology without authorization, develop similar technology independently or design around the Company's patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Certain of the Company's customers have entered into agreements with the Company pursuant to which such customers have the right to use the Company's proprietary technology in the event the Company defaults in its contractual obligations, including product supply obligations, and fails to cure the default within a specified period of time. Moreover, the Company often incorporates the intellectual property of its strategic customers into its designs, and the Company has certain obligations with respect to the non-use and non-disclosure of such intellectual property. There can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of the intellectual property of the Company or its customers will be successful. Moreover, litigation may be necessary in the future to enforce the intellectual property rights of the Company or its customers, to protect the Company's trade secrets or to determine the validity and scope of proprietary rights of others, including its customers. Such litigation could result in substantial costs and diversion of the Company's resources and could have a material adverse affect on the Company's business, financial condition and results of operations.

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, the Company has received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. The Company has received a letter from counsel for BroadCom, Inc. asserting rights in the "Broadcom" trademark and demanding that the Company cease and desist from any further use of the Broadcom name. The Company and Broadcom, Inc. have exchanged correspondence outlining their respective positions on the matter. In addition, the Company is currently involved in litigation with STI concerning the alleged infringement of one of STI's patents by several of the Company's modem products and with Sarnoff Corporation and Sarnoff Digital Communications, Inc. concerning the alleged misappropriation and misuse of certain of their trade secrets by the Company. There can be no assurance that the Company will prevail in these actions, or that other actions alleging infringement by the Company of third-party patents, misappropriation or misuse by the Company of third-party trade secrets or invalidity of the patents held by the Company will not be asserted or prosecuted against the Company, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of the Company's patents will not materially and adversely affect the Company's business, financial condition and results of operations. For example, in a patent or trade secret action, an injunction could be issued against the Company requiring that the Company withdraw certain products from the market or necessitating that certain products offered for sale or under development be redesigned; the Company has also entered into certain indemnification obligations in favor of its customers and strategic partners that could be triggered upon an allegation or finding of the Company's infringement misappropriation or misuse of other parties' proprietary rights. Irrespective of the validity or successful assertion of such claims, the Company would likely incur significant costs and diversion of its management and personnel resources with respect to the defense of such claims, which could also have a material adverse effect on the Company's business, financial condition and results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance that under such circumstances a license would be available on commercially reasonable terms, if at all. See "-- Legal Proceedings."

EMPLOYEES

     As of June 30, 1998, the Company had 353 full-time employees and 23 contract employees, including 241 employees engaged in research and development, 45 engaged in sales and marketing, 38 engaged in manufacturing operations and 52 engaged in general administration activities. The Company's employees are not represented by any collective bargaining agreement, and the Company has never experienced a work stoppage. The Company believes its employee relations are good.

PROPERTIES

     The Company leases three facilities in Irvine, California, which have approximately 17,000 square feet, 26,300 square feet and 31,700 square feet pursuant to three leases which expire in July 2000, December 1998 and February 1999, respectively. The Company also leases an additional 1,700 square feet in Irvine, California on a month-to-month basis. These four facilities comprise the Company's corporate headquarters and include the Company's administration, sales and marketing, and research and development departments. In addition to these facilities, the Company has leased office space, which consists of 152,350 square feet in two adjacent facilities located in Irvine, California, pursuant to a lease which expires in November 2005, and an additional 15,000 square feet in the same office complex through March 1999. The Company intends to relocate all of its Irvine employees and operations to this complex in two stages commencing in December 1998 and February 1999.

     The Company also leases a 16,100 square foot facility in Atlanta, Georgia, which houses the Company's Residential Broadband Business Unit. This lease terminates in May 2002. In addition, the Company leases a 11,400 square foot facility in San Jose, California, which lease expires in September 2000, for the Company's Digital Video Technology Group. The Company believes its current facilities, together with its planned expansion, will be adequate through 1999.

LEGAL PROCEEDINGS

     In December 1996, Stanford Telecommunications, Inc. filed an action against the Company in the United States District Court for the Northern District of California. STI alleges that the Company's BCM3036, BCM3037, BCM3300, BCM93220 and BCM93220B products infringe one of STI's patents (the " '352 Patent"). STI is seeking an injunction as well as the recovery of monetary damages, including treble damages for willful infringement. The Company has filed an answer and affirmative defenses to STI's complaint, denying the allegations in STI's complaint, and has asserted a counterclaim requesting declaratory relief that the Company is not infringing the '352 Patent and that the '352 Patent is invalid and unenforceable. The Company believes that it has strong defenses to STI's claims on invalidity, noninfringement and inequitable conduct grounds. The Company and STI are currently conducting discovery in this case. On June 10, 1998 and July 21, 1998, the Court issued orders interpreting the claims of the '352 patent. The Court has scheduled trial for May 1999. Although the Company believes that it has strong defenses, a finding of infringement by the Company in this action could lead to liability for monetary damages (which could be trebled in the event that the infringement were found to have been willful), the issuance of an injunction requiring that the Company withdraw various products from the market, substantial product redesign expenses (assuming that a non-infringing design is feasible and economic) and associated time-to-market delays, and indemnification claims by the Company's customers or strategic partners, each of which events could have a material adverse effect on the Company's business, financial condition and results of operations.


     In April 1997, Sarnoff Corporation and Sarnoff Digital Communications, Inc. (collectively, "Sarnoff") filed a complaint in New Jersey Superior Court against the Company and five former Sarnoff employees now employed by the Company (the "Former Employees") asserting claims against the Former Employees for breach of contract, misappropriation of trade secrets, and breach of the covenant of good faith and fair dealing, and against the Company for inducing such actions. Those claims relate to the alleged disclosure of certain technology of Sarnoff to the Company. The complaint also asserts claims against the Company and the Former Employees for unfair competition, misappropriation and misuse of trade secrets and confidential, proprietary information of Sarnoff, and tortious interference with present and prospective economic advantage, as well as a claim against the Company alleging that it "illegally pirated" Sarnoff's employees. The complaint seeks to preliminarily and permanently enjoin the Company and the Former Employees from utilizing any alleged Sarnoff trade secrets, and to restrain the Former Employees from violating their alleged statutory and contractual duties of confidentiality to Sarnoff by, for example, precluding them from working for six months in any capacity relating to certain of the Company's programs. The Company has asserted and believes that Sarnoff's claims are without merit. The Company has filed an answer and is vigorously defending itself in this action. In May 1997, the New Jersey court denied Sarnoff's request for a temporary restraining order. In June 1998, the New Jersey court denied the Company's motion for summary judgment. Sarnoff has clarified its claims to some extent by specifying in greater detail the trade secrets that it alleges the Company and the Former Employees misappropriated. The discovery period has been closed subject to the resolution of a motion for certain additional discovery filed by Sarnoff. The Company has filed new motions for summary judgment based on recent admissions and other events. The Company's renewed motions for summary judgment are currently scheduled to be heard on November 2, 1998, with trial scheduled to commence on November 4, 1998.


     In July 1997, the Company commenced an action against Sarnoff in the California Superior Court alleging breach of contract, fraud, misappropriation of trade secrets, false advertising, trade libel, intentional interference with prospective economic advantage and unfair competition. The claims center on Sarnoff's violation of a non-disclosure agreement entered into with the Company with respect to limited use of certain of the Company's technology and on inaccurate comparisons that the Company believes Sarnoff has made in its product advertising and in statements to potential customers and others. This action was removed to the United States District Court for the Central District of California, and was stayed pending resolution of the New Jersey action described in the preceding paragraph. Notwithstanding that the California action is currently stayed, the Company believes that it involves facts, circumstances and claims unrelated to those at issue in the New Jersey action, and the Company intends to vigorously prosecute the California action against Sarnoff.


     In March 1998, Scott O. Davis, the Company's former Chief Financial Officer, filed a complaint in California Superior Court against the Company and its Chief Executive Officer, Henry T. Nicholas, III, alleging claims for fraud and deceit, negligent misrepresentation, breach of contract, breach of fiduciary duty, constructive fraud, conversion, breach of the implied covenant of good faith and fair dealing, and declaratory relief. These claims relate to Mr. Davis' alleged ownership of 26,000 shares of Series D Preferred Stock originally purchased by Mr. Davis in March 1996 (which shares would have converted into 78,000 shares of Class B Common Stock upon consummation of the initial public offering). The purchase agreement between the Company and Mr. Davis contained a provision permitting the Company to repurchase all 26,000 shares of Series D Preferred Stock at the original price paid per share in the event that Mr. Davis did not continue to be employed by the Company for a certain period of time. After Mr. Davis resigned from the Company in June 1997, the Company exercised its repurchase right. Mr. Davis' complaint alleges that the repurchase right should not be enforceable under several legal theories and seeks unspecified damages and declaratory relief. If Mr. Davis is successful in his claim, he may be entitled to receive the shares of Class B Common Stock described above and may be entitled to certain other rights as a holder of Series D Preferred Stock, including without limitation the right to acquire certain shares of the Company's Series E Preferred Stock (or the shares of Class B Common Stock into which such shares of Series E Preferred Stock would have converted upon consummation of the initial public offering). This case is currently in discovery. In April 1998, the Company filed an answer and affirmative defenses to Mr. Davis' complaint, denying the allegations in Mr. Davis' complaint. The Company has also asserted counterclaims against Mr. Davis for fraud and breach of fiduciary duty and is seeking to recover compensatory and punitive damages, in addition to other relief.

     The Company is also involved in other non-material legal proceedings, claims and litigation arising in the ordinary course of business.

     The litigation involving intellectual property rights involve complex questions of fact and law and could require the expenditure of significant costs and diversion of resources to defend. Although management believes that the outcome of the Company's outstanding legal proceedings, claims and litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity, the results of litigation are inherently uncertain, and an adverse outcome in any of the Company's pending litigation is at least reasonably possible. The Company is unable to make an estimate of the range of possible loss from outstanding litigation, and no amounts have been provided for such matters in the accompanying financial statements. Any suit or proceeding involving the Company or its intellectual property could be costly, could result in a diversion of management's efforts and other Company resources, and could restrict the Company from marketing certain of its products without a license, which license may not be available on acceptable terms, if at all. Any of these factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Intellectual Property" and "Risk Factors -- Risks Associated with Intellectual Property Protection."

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The executive officers, key employees and directors of the Company, and their ages as of June 30, 1998, are as follows:

              NAME                   AGE                         POSITION
              ----                   ---                         --------
Henry T. Nicholas, III,              38     Co-Chairman, President and Chief Executive Officer
  Ph.D.(1).......................
Henry Samueli, Ph.D.(1)..........    43     Co-Chairman, Vice President of Research and
                                              Development and Chief Technical Officer
William J. Ruehle................    56     Vice President and Chief Financial Officer
Timothy M. Lindenfelser..........    38     Vice President of Marketing
Martin J. Colombatto.............    39     Vice President and General Manager, Networking
                                              Business Unit
Vahid Manian.....................    37     Vice President of Manufacturing Operations
Aurelio E. Fernandez.............    43     Vice President of Worldwide Sales
David A. Dull....................    49     Vice President of Business Affairs, General
                                            Counsel and Secretary
Nariman Yousefi..................    36     Director of Engineering, Networking Business Unit
Steve K. Tsubota.................    39     Director of Cable-TV Business Unit
Charles P. Reames, Ph.D..........    41     Director of Cable and Satellite Systems
Myron S. Eichen(2)...............    69     Director
Alan E. Ross(2)(3)...............    63     Director
Werner F. Wolfen(3)..............    67     Director

---------------
(1) Member of Option Committee
(2) Member of Compensation Committee
(3) Member of Audit Committee

     Henry T. Nicholas, III co-founded the Company and has served as its President, Chief Executive Officer and Co-Chairman since the Company's inception. From 1988 through 1991, Dr. Nicholas was first a consultant and then the Director of Microelectronics for PairGain Technologies, Inc. ("PairGain"), a telecommunications equipment manufacturer, and was the founder of PairGain's microelectronics organization. Prior to joining PairGain, Dr. Nicholas held various senior management positions with the Microelectronics Center of TRW, Inc. ("TRW") between 1982 and 1989. Dr. Nicholas attended the United States Air Force Academy, and received a B.S., M.S. and Ph.D. in Electrical Engineering from the University of California, Los Angeles.

     Henry Samueli co-founded the Company and has served as its Co-Chairman, Vice President of Research and Development and Chief Technical Officer since the Company's inception. Since 1985, Dr. Samueli has also been a professor in the Electrical Engineering Department at the University of California, Los Angeles, where he supervises advanced research programs in broadband communications circuits and has published more than 100 papers on the subject. Dr. Samueli was the Chief Scientist and one of the founders of PairGain and he consulted for PairGain from 1988 to 1994. From 1980 until 1985, Dr. Samueli was employed in various engineering management positions in the Electronics and Technology Division of TRW. Dr. Samueli received a B.S., M.S. and Ph.D. in Electrical Engineering from the University of California, Los Angeles.

     William J. Ruehle has served as the Company's Vice President and Chief Financial Officer since joining the Company in June 1997. Mr. Ruehle was employed by SynOptics Communications, Inc. as Vice President and Chief Financial Officer from 1987 until the merger with Wellfleet Communications Incorporated in 1994 that created Bay Networks, Inc. ("Bay Networks"), a networking communications company. Following the merger, Mr. Ruehle was promoted to Executive Vice President and served as Chief Financial Officer of Bay Networks until January 1997. Mr. Ruehle received a B.A. in Economics from Allegheny College and an M.B.A. from Harvard Business School.

     Timothy M. Lindenfelser has served as the Company's Vice President of Marketing since joining the Company in February 1994. During the past four years until December 1997, Mr. Lindenfelser also served as Vice President of Worldwide Sales. Prior to joining the Company, Mr. Lindenfelser was employed by Brooktree Corporation, a semiconductor manufacturer, from November 1988 until February 1994, where he was responsible for all marketing and new business development for the Communications Strategic Business Unit. Mr. Lindenfelser received a B.S.E.E. from the University of Minnesota and an M.B.A. from the University of San Diego.

     Martin J. Colombatto joined the Company in July 1996 as its Director of Marketing for Broadband Access, and became the Vice President and General Manager of the Networking Business Unit in December 1997. Prior to joining the Company, Mr. Colombatto held various sales positions with LSI Logic Corp., a semiconductor manufacturer, including Director, North American Sales Communication Segment, from August 1995 to July 1996; Director, European Sales Communication and Consumer Segment, from April 1992 to July 1995; and Regional Sales Manager from August 1987 to June 1992. Mr. Colombatto received a B.S. from the California Polytechnic University, Pomona.

     Vahid Manian joined the Company in January 1996 as its Director of Operations and became the Vice President of Manufacturing Operations in December 1997. Prior to joining the Company, Mr. Manian served as the Director of Operations at Silicon Systems, Inc. from November 1983 to January 1996, where he led the implementation, production ramp and qualification of advanced PRML-read channel ICs. Mr. Manian received a B.S.E.E. and an M.B.A. from the University of California, Irvine.

     Aurelio E. Fernandez has served as the Vice President of Worldwide Sales since joining the Company in December 1997. From November 1996 to December 1997, Mr. Fernandez served as the Senior Vice President of Sales at Exar Corporation, a semiconductor manufacturer. From November 1994 to November 1996, Mr. Fernandez served as the Senior Vice President of Sales at ICWorks, Inc., a semiconductor manufacturer. Prior to that, Mr. Fernandez served in a number of positions, most recently as Vice President of Telecom Sales, at VLSI Technology, Inc., a semiconductor manufacturer. Mr. Fernandez received a B.S.E.E. from the University of Florida and an M.B.A. from Florida Atlantic University.

     David A. Dull has served as the Company's Vice President of Business Affairs and General Counsel since March 1998 and was appointed Secretary in April 1998. From 1985 until 1998, Mr. Dull was a Partner in the law firm of Irell & Manella LLP ("Irell & Manella"), where as a business lawyer he represented a number of public and private companies and individuals in the entertainment and high technology industries, including the Company. Irell & Manella has represented and continues to represent the Company in various transactional and litigation matters. Mr. Dull received a B.A. and a J.D. from Yale University.

     Nariman Yousefi joined the Company in March 1994 as the Director of the Networking Business Unit. Prior to joining the Company, he served as an Engineering Manager at Standard Microsystems Corporation, a networking equipment manufacturer, from 1991 to 1994. From 1988 to 1991, he held various engineering positions at Western Digital Corporation, a disk drive manufacturer, and from 1984 to 1988, he led mixed-signal chip development at Silicon Systems, a semiconductor company. Mr. Yousefi received his B.S.E.E. from the University of California, Davis and an M.S.E.E. from the University of Southern California.

     Steve K. Tsubota joined the Company in March 1995 as its Director of the Cable-TV Business Unit. Prior to joining the Company, Mr. Tsubota served as Director of Product Marketing of Summit Design, Inc., an Electronic Design Automation ("EDA") company, from February 1994 to February 1995. From February 1991 to January 1994, he served as the Marketing Manager for the IC Group of Mentor Graphics Corporation, an EDA company, and from June 1985 to March 1990, Mr. Tsubota held various marketing, sales and engineering positions at Silicon Compiler Systems Corporation, an EDA company. Mr. Tsubota received a B.S.E.E. and M.S.E.E. from the University of California, Los Angeles.

     Charles P. Reames joined the Company in June 1993 as its Director of Modem Technology and most recently as the Director of Cable and Satellite Systems since October 1995. Prior to joining the Company, Dr. Reames served in various engineering positions in the Electronics and Technology Division of TRW from

June 1985 through June 1993. Dr. Reames received a B.S. in Engineering from the California Institute of Technology and an M.S. and Ph.D. in Electrical Engineering from the University of California, Los Angeles.

     Myron S. Eichen has served as an advisor to the Board of Directors since 1994. Mr. Eichen has served as a director of the Company since February 1998. Mr. Eichen is presently a director of Rokenbok Toy Company and has founded and served as a director for a number of companies including Brooktree Corporation (now a division of Rockwell International), a semiconductor manufacturer.

     Alan E. Ross has been a director of the Company since November 1995. Mr. Ross is a Board member of several companies in the semiconductor industry, including World Wide Semiconductor Manufacturing Corporation, Gambit Automated Design, Inc. (of which he is also the Chief Executive Officer), Artest Corporation, and ADC Telecommunications, Inc. In addition, Mr. Ross served as President of Rockwell Semiconductor Systems, Inc. from 1988 to 1996.

     Werner F. Wolfen has been a director of the Company since July 1994, when he joined the Board of Directors as the nominee of a group of investors. Mr. Wolfen is a Senior Partner of the law firm of Irell & Manella and was Co-Chairman of the firm's Executive Committee from 1982 to 1992. Irell & Manella has represented and continues to represent the Company in various transactional and litigation matters. Mr. Wolfen received a J.D. from the University of California Boalt Hall School of Law in 1953.

BOARD COMMITTEES

     The Board of Directors currently has three committees: the Compensation Committee, the Option Committee and the Audit Committee.

     Compensation Committee. The Compensation Committee of the Board of Directors reviews and makes recommendations to the Board regarding the Company's compensation policies and all forms of compensation to be provided to executive officers and directors of the Company, including, among other things, annual salaries and bonuses, and stock option and other incentive compensation arrangements. In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all other employees of the Company. As part of the foregoing, the Compensation Committee also administers the Company's 1998 Stock Incentive Plan. The current members of the Compensation Committee are Messrs. Ross and Eichen.

     Option Committee. The Option Committee of the Board of Directors is responsible for administering the Discretionary Option Grant Program and the Stock Issuance Program under the 1998 Plan, except with respect to officers and directors subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The current members of the Option Committee are Dr. Nicholas and Dr. Samueli.

     Audit Committee. The Audit Committee of the Board of Directors reviews and monitors the corporate financial reporting and the internal and external audits of the Company, including, among other things, the Company's internal audit and control functions, the results and scope of the annual audit and other services provided by the Company's independent auditors and the Company's compliance with legal matters that have a significant impact on the Company's financial reports. The Audit Committee also consults with the Company's management and the Company's independent auditors prior to the presentation of financial statements to shareholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, the Company's independent auditors. The current members of the Audit Committee are Messrs. Ross and Wolfen.

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

     Directors of the Company do not receive cash compensation for their service as directors. Each new nonemployee Director typically will receive an option to purchase 40,000 shares of Class A Common Stock upon joining the Board of Directors. Each incumbent director will be granted an option to purchase an additional 3,000 shares of Class A Common Stock annually. See
"Management -- Employee Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors currently consists of Messrs. Ross and Eichen. No interlocking relationship exists between any member of the Company's Board of Directors or the

Compensation Committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS


     None of the Company's executive officers have employment agreements with the Company that govern the length of their service. Accordingly, the employment of any such executive officer may be terminated at any time at the discretion of the Board of Directors.


EXECUTIVE COMPENSATION

     The following table sets forth for the year ended December 31, 1997 all compensation received for services rendered to the Company in all capacities by the Company's Chief Executive Officer and the only other executive officer of the Company whose salary plus bonus exceeded $100,000 in 1997 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                              ------------
                                                                                 AWARDS
                                                                 ANNUAL       ------------
                                                              COMPENSATION     SECURITIES
                                                              ------------     UNDERLYING
                NAME AND PRINCIPAL POSITIONS                     SALARY         OPTIONS
                ----------------------------                  ------------    ------------
Henry T. Nicholas, III, Ph.D................................    $165,000(1)     375,000
  Co-Chairman, President and Chief Executive Officer
Henry Samueli, Ph.D.........................................     165,000(1)     375,000
  Co-Chairman, Vice President of Research and Development
  and Chief Technical Officer

---------------
(1) Effective January 1, 1998, the annual salary of each of Dr. Nicholas and Dr. Samueli was reduced to $110,000.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information concerning the grant of stock options to each of the Named Executive Officers during the fiscal year ended December 31, 1997.

                                                INDIVIDUAL GRANTS                     POTENTIAL REALIZATION
                                -------------------------------------------------    VALUE AT ASSUMED ANNUAL
                                NUMBER OF    % OF TOTAL                               RATES OF STOCK PRICE
                                SECURITIES    OPTIONS                                   APPRECIATION FOR
                                UNDERLYING   GRANTED TO   EXERCISE                       OPTION TERM(1)
                                 OPTIONS     EMPLOYEES      PRICE      EXPIRATION    -----------------------
             NAME                GRANTED      IN 1997     PER SHARE       DATE           5%          10%
             ----               ----------   ----------   ---------    ----------    ----------   ----------
Henry T. Nicholas, III,
  Ph.D........................   375,000(2)     7.0%        $1.25(3)    06/22/07      $221,494     $630,348
Henry Samueli, Ph.D...........   375,000(2)     7.0          1.25(3)    06/22/07       221,494      630,348

---------------
(1) The 5% and 10% assumed rates of appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission (the "Commission") and do not represent the Company's estimate or projection of the future trading prices of its Common Stock. There can be no assurance that any of the values reflected in this table will be achieved. Actual gains, if any, on stock option exercises are dependent on numerous factors, including the future performance of the Company, overall conditions and the option holder's continued employment with the Company throughout the entire vesting period and option term, which factors are not reflected in this table.

(2) Options were granted on June 23, 1997 under the Company's Amended and Restated 1994 Stock Option Plan and are immediately exercisable. All of the shares of Common Stock that are issuable upon exercise of unvested options are subject to repurchase by the Company. The shares underlying the options vest and the Company's repurchase right lapses in 48 equal monthly installments commencing January 1, 1998.

(3) The exercise price was equal to 110% of the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors.

                      AGGREGATED OPTIONS EXERCISED IN LAST
                 FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table provides information with respect to the Named Executive Officers concerning the unexercised options held as of December 31, 1997. No options were exercised during the last fiscal year by any of the Named Executive Officers.

                                             NUMBER OF SECURITIES
                                            UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                                  OPTIONS AT                   IN-THE MONEY OPTIONS
                                               FISCAL YEAR END                AT FISCAL YEAR END(1)
                                        ------------------------------    ------------------------------
                 NAME                    EXERCISABLE     UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
                 ----                   -------------    -------------    -----------    ---------------
Henry T. Nicholas, III, Ph.D..........     375,000            --          $2,531,250           --
Henry Samueli, Ph.D...................     375,000            --           2,531,250           --

---------------
(1) Represents the difference between the fair market value of the shares of Common Stock underlying the options at December 31, 1997 ($8.00 per share, as determined by the Board of Directors) and the exercise price of such options ($1.25 per share)

EMPLOYEE BENEFIT PLANS

     1998 Stock Incentive Plan

     The Company's 1998 Stock Incentive Plan (the "1998 Plan"), which became effective on April 8, 1998 (the "Plan Effective Date"), is intended to serve as the successor equity incentive program to the Company's 1994 Amended and Restated Stock Option Plan (the "1994 Plan") and the Company's 1998 Special Stock Option Plan (the "Special Plan"). A total of 15,948,439 shares of Common Stock have been authorized for issuance under the 1998 Plan. Such share reserve consists of (i) the number of shares which remain available for issuance under the 1994 Plan and the Special Plan on the Plan Effective Date, including the shares subject to outstanding options, and (ii) an additional increase of 3,000,000 shares of Class A Common Stock. To the extent any unvested shares of Class B Common Stock issued under the 1994 Plan or the Special Plan are repurchased by the Company after the Plan Effective Date, at the exercise price paid per share, in connection with a shareholder's termination of service, those repurchased shares will be added to the reserve of Class A Common Stock available for issuance under the 1998 Plan. In addition, the number of shares of Class A Common Stock reserved for issuance under the 1998 Plan will automatically increase on the first trading day of each calendar year, beginning in calendar year 1999, by an amount equal to 3% percent of the total number of shares of Common Stock outstanding on the last trading day of the immediately preceding calendar year. In no event, however, may any one participant in the 1998 Plan receive option grants, separately exercisable stock appreciation rights or direct stock issuances for more than 1,500,000 shares of Class A Common Stock in the aggregate per calendar year.

     In April 1998, outstanding options under the 1994 Plan and the Special Plan were incorporated into the 1998 Plan, and no further option grants may be made under the 1994 Plan or the Special Plan. The incorporated options will continue to be governed by their existing terms, unless the Plan Administrator elects to extend one or more features of the 1998 Plan to those options. Except as otherwise noted below, the incorporated options have substantially the same terms as will be in effect for grants made under the Discretionary Option Grant Program of the 1998 Plan.

     The 1998 Plan is divided into five separate components: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service (including officers, non-employee Board members and consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Class A Common Stock at an exercise price not less than 85% of their fair market value on the grant date, (ii) the Salary Investment Option Grant Program which may, in the Plan Administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other highly compensated employees the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants, (iii) the Stock Issuance Program under which such individuals may, at the Plan Administrator's discretion, be issued shares of Class A Common Stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the performance of services, (iv) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Class A Common Stock at an exercise price equal to 100% of their fair market value on the grant date and (v) the Director Fee Option Grant Program which may, in the Plan Administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow non-employee Board members the opportunity to apply a portion of the retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

     The Discretionary Option Grant Program and the Stock Issuance Program are administered by the Options Committee except with respect to officers and directors subject to Section 16 of the Securities and Exchange Act ("Section 16 executives"). The Option Committee as Plan Administrator has complete discretion to determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The Compensation Committee administers the Discretionary Option Grant and Stock Issuance Programs with respect to Section 16 executives and will also have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the Salary Investment Option Grant Program in the event that program is activated for one or more calendar years, but neither the Compensation Committee nor the Option Committee nor the Board will exercise any administrative discretion with respect to the option grants made under the Salary Investment Option Grant Program or under the Automatic Option Grant and Director Fee Option Grant Programs for the non-employee Board members. All grants under those three latter programs will be made in strict compliance with the express provisions of each such program.

     The exercise price for the shares of Class A Common Stock subject to option grants made under the 1998 Plan may be paid in cash or in shares of Class A Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

     The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program (including options incorporated from the 1994 Plan and the Special Plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based on the fair market value per share of Class A Common Stock on the new grant date.

     Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Class A Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Class A Common Stock. None of the incorporated options from the 1994 Plan or the Special Plan contain any stock appreciation rights.

     In the event that the Company is acquired by merger or asset sale, each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the Discretionary Option Grant and Stock Issuance Programs will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. The Plan Administrator will have complete discretion to grant one or more options under the Discretionary Option Grant Program which will become fully exercisable for all the option shares in the event those options are assumed in the acquisition and the optionee's service with the Company or the acquiring entity terminates within a designated period following such acquisition. The vesting of outstanding shares under the Stock Issuance Program may be accelerated upon similar terms and conditions. The Plan Administrator will also have the authority to grant options which will immediately vest upon an acquisition of the Company, whether or not those options are assumed by the successor corporation. The Plan Administrator is also authorized under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in control of the Company (whether by successful tender offer for more than 50% of the outstanding voting stock or a change in the majority of the Board by reason of one or more contested elections for Board membership), with such vesting to occur either at the time of such change in control or upon the subsequent termination of the individual's service within a designated period following such change in control. The options incorporated from the 1994 Plan and the Special Plan will immediately vest in full upon an acquisition of the Company by merger or asset sale, unless those options are assumed by the successor entity.

     In the event the Plan Administrator elects to activate the Salary Investment Option Grant Program for one or more calendar years, each director, executive officer and other highly compensated employee of the Company selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. If such election is approved by the Plan Administrator, the individual will automatically be granted, on the first trading day in January of the calendar year for which that salary reduction is to be in effect, a non-statutory option to purchase that number of shares of Class A Common Stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Class A Common Stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the amount of salary invested in that option. The option will vest in a series of twelve successive equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting upon certain changes in the ownership or control of the Company.

     Under the Automatic Option Grant Program, each individual on the Board at the Underwriting Date or who first becomes a non-employee Board member at any time after April 18, 1998 will automatically receive an option grant for 40,000 shares of Class A Common Stock on the date such individual joins the Board, provided such individual has not been in the prior employ of the Company. In addition, on the date of each Annual Shareholders Meeting held after the Plan Effective Date, each non-employee Board member who is to continue to serve as a non-employee Board member will automatically be granted an option to purchase 3,000 shares of Class A Common Stock, provided such individual has served on the Board for at least six months.

     Each automatic grant for the non-employee Board members will have a term of ten years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable for all of the option shares; however, any unvested shares purchased under the option will be subject to repurchase by the Company, at the exercise price paid per share, should the optionee cease Board service prior to vesting in those shares. The shares subject to each initial 40,000 share automatic option grant will vest in a series of four successive equal annual installments upon the individual's completion of each year of Board service over the four year period measured from the option grant date. Each annual 3,000 share automatic option grant will vest upon the individual's completion of one year of Board service measured from the grant date. However, the shares subject to each automatic grant will immediately vest in full upon certain changes in control or ownership of the Company or upon the optionee's death or disability while a Board member.

     Should the Director Fee Option Grant Program be activated in the future, each non-employee Board member will have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of Class A Common Stock on the grant date. As a result, the total spread on the option (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the portion of the retainer fee invested in that option. The option will become exercisable for the option shares in a series of twelve successive equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable for all the option shares upon (i) certain changes in the ownership or control of the Company or
(ii) the death or disability of the optionee while serving as a Board member.

     The shares subject to each option under the Salary Investment Option Grant, Automatic Option Grant and Director Fee Option Grant Programs will immediately vest upon (i) an acquisition of the Company by merger or asset sale or (ii) the successful completion of a tender offer for more than 50% of the Company's outstanding voting stock or a change in the majority of the Board effected through one or more contested elections for Board membership.

     Limited stock appreciation rights will automatically be included as part of each grant made under the Automatic Option Grant, Salary Investment Option Grant and Director Fee Option Grant Programs and may be granted to one or more officers of the Company as part of their option grants under the Discretionary Option Grant Program. Options with such a limited stock appreciation right may be surrendered to the Company upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from the Company in an amount per surrendered option share equal to the excess of (i) the highest price per share of Class A Common Stock paid in connection with the tender offer over (ii) the exercise price payable for such share.

     The Board may amend or modify the 1998 Plan at any time, subject to any required shareholder approval. The 1998 Plan will terminate on the earliest of
(i) January 31, 2008, (ii) the date on which all shares available for issuance under the 1998 Plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of the Company.

     As of June 30, 1998, options to purchase an aggregate of 714,550 shares of Class A Common Stock were outstanding at a weighted average exercise price per share of $32.14, and options to purchase an aggregate of 7,970,103 shares of Class B Common Stock were outstanding at a weighted average exercise price per share of $5.20.

     1998 Employee Stock Purchase Plan

     The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board and approved by the shareholders in February 1998 and became effective in April 1998. The Purchase Plan is designed to allow eligible employees of the Company and participating subsidiaries to purchase shares of Class A Common Stock, at semi-annual intervals, through their periodic payroll deductions under the Purchase Plan, and a reserve of 750,000 shares of Class A Common Stock has been established for this purpose.

     The Purchase Plan will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period began in April 1998 and will end on the last business day in April 2000. The next offering period will commence on the first business day in May 2000, and subsequent offering periods will commence as designated by the Plan Administrator.

     Individuals who are eligible employees (scheduled to work more than 20 hours per week for more than five calendar months per year) on the start date of any offering period may enter the Purchase Plan on that start date or on any subsequent semi-annual entry date. Individuals who become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent semi-annual entry date within that offering period.

     Payroll deductions may not exceed 15% of total compensation, and the accumulated payroll deductions of each participant will be applied to the purchase of shares on his or her behalf on each semi-annual purchase date (the last business day in April and October each year) at a purchase price per share equal to 85% of the lower of (i) the fair market value of the Class A Common Stock on the participant's entry date into the offering period or (ii) the fair market value on the semi-annual purchase date. In no event, however, may any one participant purchase more than 1,500 shares, nor may all participants in the aggregate purchase more than 150,000 shares on any one semi-annual purchase date.

     Should the fair market value per share of Class A Common Stock on any purchase date be less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day, with all participants in the terminated offering to be automatically transferred to the new offering period.

     In the event the Company is acquired by merger or asset sale, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of such acquisition. The purchase price will be equal to 85% of the lower of (i) the fair market value per share of Class A Common Stock on the participant's entry date into the offering period in which such acquisition occurs or (ii) the fair market value per share of Class A Common Stock immediately prior to such acquisition.

     The Purchase Plan will terminate on the earlier of (i) the last business day of April 2008, (ii) the date on which all shares available for issuance under the Purchase Plan shall have been sold pursuant to purchase rights exercised thereunder or (iii) the date on which all purchase rights are exercised in connection with an acquisition of the Company by merger or asset sale.

     The Board may at any time alter, suspend or discontinue the Purchase Plan. However, certain amendments to the Purchase Plan may require shareholder approval.

     401(k) Profit Sharing Plan

     The Company has an employee profit sharing plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan allows eligible employees to defer up to 20% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limit. At the Company's discretion, the Company may make matching contributions to the 401(k) Plan. To date, the Company has not made any matching contributions under the 401(k) Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Articles of Incorporation limit the personal liability of its directors for monetary damages to the fullest extent permitted by the California General Corporation Law (the "California Law"). Under the California Law, a director's liability to a company or its shareholders may not be limited (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California Law concerning contacts or transactions between the Company and a director, or (vii) under Section 316 of the California Law concerning directors' liability for improper dividends, loans and guarantees. The limitation of liability does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation by a director of the director's fiduciary duty to the Company or its shareholders.

     The Company's Articles of Incorporation also include an authorization for the Company to indemnify its "agents" (as defined in Section 317 of the California Law) through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Bylaws provide for indemnification of the Company's directors, officers and employees. In addition, the Company may, at its discretion, provide indemnification to persons whom the Company is not obligated to indemnify. The Bylaws also allow the Company to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and executive officers and provide the maximum indemnification permitted by law. These agreements, together with the Company's Bylaws and Articles of Incorporation, may require the Company, among other things, to indemnify these directors or executive officers (other than for liability resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. Section 317 of the California Law and the Company's Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expense incurred) arising under the Securities Act. The Company is not aware of any pending litigation or proceeding, other than the pending litigation with Scott Davis, involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. See "Business -- Legal Proceedings." Moreover, the Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. The Company believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The Company currently maintains directors' and officers' liability insurance.

                              CERTAIN TRANSACTIONS

     Since January 1, 1995, there has not been any transaction or series of similar transactions to which the Company was or is a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of the Company's voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.


     Series D Preferred Stock Financing. In March 1996, the Company issued and sold an aggregate of 493,839 shares of convertible Series D Preferred Stock for an aggregate purchase price of $2,963,034 or $6.00 per share. The investors in such shares included, among others, (i) Werner F. Wolfen, a director of the Company, who purchased 24,644 shares of convertible Series D Preferred Stock,
(ii) Alan E. Ross, a director of the Company, who purchased 5,000 shares of convertible Series D Preferred Stock, (iii) Myron S. Eichen, a director of the Company, who purchased 24,644 shares of convertible Series D Preferred Stock and
(iv) a trust controlled by Leon M. Samueli and Barbara Jane Samueli, relatives of Henry Samueli (the Company's Co-Chairman, Vice President of Research and Development and Chief Technical Officer), which purchased 30,000 shares of convertible Series D Preferred Stock. Each share of convertible Series D Preferred Stock automatically converted into three shares of the Company's Class B Common Stock upon consummation of the Company's initial public offering.


     Series E Preferred Stock Financing. In September 1997, the Company issued and sold 1,500,000 shares of convertible Series E Preferred Stock to General Instrument for an aggregate purchase price of $22,725,000 or $15.15 per share (the "Series E Financing"). Each share of convertible Series E Preferred Stock automatically converted into 1.5 shares of the Company's Class B Common Stock upon consummation of the Company's initial public offering. In connection with the Series E Financing, General Instrument and the Company entered into a Development, Supply and License Agreement, pursuant to which, among other things, the Company has agreed to supply to General Instrument, and General Instrument has agreed to purchase from the Company, a specified percentage of General Instrument's silicon requirements for its digital cable set-top box subscriber products. For 1997, the Company's sales to General Instrument (and its subcontractor) were approximately $11.8 million or 31.9% of the Company's total revenue. See "Business -- Customers and Strategic Relationships."

     Development Agreement with Cisco Systems. Effective September 1996, the Company entered into a development agreement with Cisco Systems, pursuant to which the Company granted to Cisco Systems an option to purchase shares of the Company's Class A Common Stock at the initial public offering price, net of underwriting discounts and commissions. Cisco Systems exercised this option and purchased 500,000 shares at a price of $22.32 per share in a non-underwritten registered offering concurrent with the closing of the Company's initial public offering. In addition, Cisco Systems has agreed that it will be subject to certain restrictions following this offering, including (i) a one-year lock-up period during which the shares purchased by Cisco Systems cannot be transferred,
(ii) a restriction on selling more than a certain number of shares per quarter during the first year following termination of the initial one-year lock-up period, (iii) a notification obligation should Cisco Systems desire to sell more than a specified number of shares after the one-year lock-up period, (iv) a three-year standstill agreement preventing Cisco Systems from acquiring more than 10% of the Company's Common Stock, and (v) a seven-year voting agreement with respect to certain matters, which agreement includes an obligation to vote its shares in favor of all directors nominated by the Board of Directors of the Company. Some of these restrictions may terminate early upon certain events, such as an acquisition of the Company. For 1997, the Company's sales to Cisco Systems were approximately $2,000,000, or 5.4% of the Company's total revenue. See "Business -- Customers and Strategic Relationships" and "Sale of Shares to Cisco Systems."

     Sale of Common Stock to Irell & Manella. Pursuant to an agreement dated as of October 31, 1997, the Company issued and sold 225,000 shares of Class B Common Stock to Irell & Manella for an aggregate purchase price of $1,050,000 or $4.67 per share. Werner F. Wolfen, a director of the Company, is a Senior Partner of Irell & Manella.

     Engagement Agreement with Irell & Manella. Irell & Manella has represented and continues to represent the Company in various legal matters pursuant to an engagement agreement dated as of January 1, 1997, and amended as of January 1, 1998. Under the engagement agreement, the Company has agreed to pay Irell & Manella a fixed fee plus costs for the firm's legal services rendered from and after January 1, 1998 with respect to certain litigation matters. Irell & Manella has agreed to render legal services to the Company on most other matters at reduced rates from the firm's standard rates for the two-year period commencing January 1, 1998. During 1997, the Company paid approximately $1.2 million to Irell & Manella for legal services rendered by that firm.

     Officer Promissory Notes. Between March 1995 and December 1997, the Company entered into full-recourse promissory notes with certain of its officers and directors to finance the purchase of Class B Common Stock upon exercise of stock options. See "Management -- Executive Compensation" and "Employee Benefit
Plans -- 1998 Stock Incentive Plan." All of the notes are full-recourse, secured by the shares purchased and are due and payable upon the earlier of the stated due date or thirty days (ninety days in the case of Mr. Ruehle) after the termination of such officer's employment with the Company. In July 1997, in connection with the exercise of a stock option, William J. Ruehle, the Chief Financial Officer of the Company, delivered a $467,500 full-recourse promissory note to the Company. Such note bears interest at 6.5% per annum and is due in July 2002. The Company has agreed to pay Mr. Ruehle the amount necessary to compensate him for the interest expense. In December 1997, in connection with the exercise of a stock option, Aurelio E. Fernandez, Vice President of Worldwide Sales, delivered a $1,800,000 full-recourse promissory note to the Company that is due in December 2002. Mr. Fernandez will be deemed to have paid interest with respect to such note at the applicable federal rate, 6.5% per annum at December 31, 1997. In addition, in January 1998, Mr. Fernandez delivered a $130,000 full-recourse promissory note to the Company. Such note bears interest at 6.5% per annum and is due in January 2002. This loan was made to Mr. Fernandez to allow him to pay off a similar loan from his prior employer that became due when he left that company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information as of June 30, 1998 regarding beneficial ownership of the Company's Common Stock, as adjusted to reflect the sale of 3,000,000 shares of Class A Common Stock offered hereby, by
(i) each person (or group of affiliated persons) known by the Company to own beneficially more than 5% of the Class A Common Stock or the Class B Common Stock, (ii) each of the Company's directors and Named Executive Officers, (iii) the Company's directors and executive officers as a group and (iv) all other Selling Shareholders.


                                          SHARES BENEFICIALLY OWNED                               SHARES BENEFICIALLY OWNED
                                              PRIOR TO OFFERING                  SHARES                AFTER OFFERING
                                  ------------------------------------------   OF CLASS A   -------------------------------------
                                  NUMBER OF    NUMBER OF         PERCENT OF      COMMON     NUMBER OF   NUMBER OF     PERCENT OF
                                   CLASS A      CLASS B         TOTAL VOTING     STOCK       CLASS A     CLASS B     TOTAL VOTING
   NAME OF BENEFICIAL OWNERS       SHARES        SHARES           POWER(1)     OFFERED(2)    SHARES       SHARES       POWER(1)
   -------------------------      ---------    ----------       ------------   ----------   ---------   ----------   ------------
Henry T. Nicholas, III,
  Ph.D.(3)......................        --     11,000,000(4)(5)     27.7%        430,000          --    10,570,000       28.2%
Henry Samueli, Ph.D.(3).........        --     11,000,000(4)(6)     27.7         430,000          --    10,570,000       28.2
General Instrument
  Corporation(7)................        --      2,250,000            5.7              --          --     2,250,000        6.1
Intel Corporation(8)............        --      1,576,800            4.0         630,580          --       946,220        2.6
Scientific-Atlanta, Inc.(9).....        --        900,000            2.3         340,000          --       560,000        1.5
Dawson Samberg Capital
  Management Inc.(10) ..........   586,000             --              *              --     586,000            --          *
Irell & Manella LLP(11).........        --        525,000            1.3          52,036          --       472,964        1.3
Cisco Systems(12)...............   500,000             --              *              --     500,000            --          *
Timothy M. Lindenfelser.........        --        446,738(13)        1.1          90,000          --       356,738        1.0
William J. Ruehle...............        --        410,500            1.0          40,000          --       370,500        1.0
Myron S. Eichen.................    40,000(14)    345,351(15)          *          45,000      40,000       300,351          *
Donald Brooks(16)...............        --        375,000            1.0          37,168          --       337,832          *
Werner F. Wolfen................    40,000(14)    250,632(17)          *          38,250      40,000       212,382          *
Aurelio E. Fernandez............        --        255,000(18)          *          30,000          --       225,000          *
Zweig-DiMenna Entities(19)......   251,200             --              *              --     251,200            --          *
Roston Enterprises(20)..........        --        239,292              *          23,718          --       215,574          *
Herb Alpert(21).................        --        223,932              *          22,195          --       201,737          *
Richard Carpenter(21)...........        --        223,932              *          22,195          --       201,737          *
Jerome Moss(21).................        --        223,932              *          22,195          --       201,737          *
Hiromi Yoshida(21)..............        --        223,932              *          22,195          --       201,737          *
Vahid Manian....................        --        195,000(22)          *          33,000          --       162,000          *
Alan E. Ross....................    40,000(14)    105,000              *          19,800      40,000        85,200          *
David A. Dull...................        --         25,152(23)          *          15,000          --        10,152          *
All executive officers and
  directors as a group (10
  persons)(24)..................   120,000(25) 24,033,373(26)       59.6       1,171,050     120,000    22,862,323       60.2
All other Selling Shareholders,
  each owning less than 1% of
  the total voting power prior
  to this offering (62
  persons)......................        --      2,029,197(27)        5.1         264,168          --     1,765,029        4.8


---------------
  *  Less than one percent.

 (1) The number of shares beneficially owned and the percentage of shares beneficially owned are based on (i) 4,839,750 shares of Class A Common Stock and 38,878,199 shares of Class B Common Stock outstanding as of June 30, 1998, and (ii) 7,839,750 shares of Class A Common Stock and 36,270,699 shares of Class B Common Stock outstanding upon consummation of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the Commission. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of October 14, 1998 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, such persons have sole and voting investment power with respect to all shares of the Company's Common Stock shown as beneficially owned by them.

 (2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 77,500 shares of Class A Common Stock from the Company and up to an aggregate of 372,500 shares from certain of the Selling Shareholders.

 (3) The address for each of Dr. Nicholas and Dr. Samueli is 16251 Laguna Canyon Road, Irvine, California 92618. Dr. Nicholas and Dr. Samueli will each sell 60,000 additional shares if the Underwriters' over-allotment option is exercised in full.

 (4) Includes 375,000 shares of Class B Common Stock issuable pursuant to options that are exercisable within 60 days of October 14, 1998.

 (5) Includes 10,625,000 shares of Class B Common Stock held by Dr. Nicholas and his spouse, as trustees of the Nicholas Family Trust.

 (6) Includes (i) 900,000 shares of Class B Common Stock owned by HS Management, L.P., of which Dr. Samueli is the General Partner, (ii) 1,200,000 shares of Class B Common Stock held by Dr. Samueli, as Trustee for the Lifetime Benefit Trust for Henry Samueli, (iii) 4,025,000 shares of Class B Common Stock held by Dr. Samueli and his spouse, as Trustees of the Samueli Family 1995 Trust, and (iv) 4,500,000 shares of Class B Common Stock held by HS Portfolio L.P., of which Dr. Samueli is the General Partner.

 (7) The address for General Instrument Corporation is 101 Tournament Drive, Horsham, Pennsylvania 19044.

 (8) Intel will sell an additional 119,420 shares if the Underwriters' over-allotment option is exercised in full.

 (9) Scientific-Atlanta will sell an additional 60,000 shares if the Underwriters' over-allotment option is exercised in full. Excludes 600,000 shares of Class A Common Stock sold by Scientific-Atlanta in October 1998.

(10) The address for Dawson Samberg Capital Management, Inc. is 354 Pequot Avenue, Southport, Connecticut 06490. Ownership interest presented is based upon a Schedule 13-G which was previously filed with the Commission.

(11) Irell & Manella will sell 11,965 additional shares if the Underwriters' over-allotment option is exercised in full.

(12) The address for Cisco Systems is 170 West Tasman Drive, San Jose,
     California.

(13) Includes 90,000 shares of Class B Common Stock pursuant to options that are exercisable within 60 days of October 14, 1998.

(14) Consists of 40,000 shares of Class A Common Stock issuable pursuant to options that are exercisable within 60 days of October 14, 1998.

(15) Consists of 345,351 shares of Class B Common Stock owned by the Eichen Family Trust, of which Mr. Eichen is a trustee.

(16) Mr. Brooks will sell 8,547 additional shares of the Underwriters' over-allotment option is exercised in full.

(17) Includes (i) 18,750 shares of Class B Common Stock held by the Werner F. Wolfen Annuity Trust B, of which Mr. Wolfen is a beneficiary and (ii) 18,750 shares of Class B Common Stock held by the Mary G. Wolfen Annuity Trust B, of which Mr. Wolfen's spouse is a beneficiary. Also includes 45,000 shares of Class B Common Stock owned by the Estate of Lawrence P. Wolfen, of which Mr. Wolfen serves as executor and of which Mr. Wolfen disclaims beneficial ownership. Excludes 525,000 shares of Class B Common Stock issued and sold to Irell & Manella, of which Mr. Wolfen's participation in the beneficial ownership therein is less than 5% of such shares. See "Certain Transactions."

(18) Includes 30,000 shares of Class B Common Stock pursuant to options that are exercisable within 60 days of October 14, 1998.

(19) The address for the Zweig-DiMenna entities is 900 Third Avenue, New York, New York 10022. Pursuant to a Schedule 13-G filed with the Commission, includes (i) 132,800 shares of Class A Common Stock held by Zweig-DiMenna International Limited, (ii) 54,600 shares of Class A Common Stock held by Zweig-DiMenna Partners, L.P., (iii) Zweig-DiMenna International Managers,
     (iv) 32,500 shares of Class A Common Stock held by Zweig-DiMenna Special Opportunities, (v) 8,200 shares of Class A Common Stock held by Gotham Advisors, Inc., on behalf of a discretionary account, and (vi) Zwieg-DiMenna Investors, L.P.

(20) Roston Enterprises will sell 5,454 additional shares if the Underwriters' over-allotment option is exercised in full.

(21) Such shareholder will sell 5,104 additional shares if the Underwriters' over-allotment option is exercised in full.

(22) Includes 75,000 shares of Class B Common Stock pursuant to options that are exercisable within 60 days of October 14, 1998.

(23) Includes 21,875 shares of Class A Common Stock issuable pursuant to options that are exercisable within 60 days of October 14, 1998.

(24) All executive officers and directors as a group will sell 120,000 additional shares if the Underwriters' over-allotment option is exercised in full.

(25) Consists of an aggregate of 120,000 shares of Class A Common Stock issuable pursuant to options that are exercisable within 60 days of October 14, 1998.

(26) Includes an aggregate of 966,875 shares of Class B Common Stock issuable pursuant to options that are exercisable within 60 days of October 14, 1998.


(27) Includes an aggregate of 140,745 shares of Class B Common Stock issuable pursuant to options that are exercisable within 60 days of October 14, 1998. These Selling Shareholders will sell an aggregate of 26,698 additional shares of Class B Common Stock in the event the Underwriters' over-allotment option is exercised in full.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 200,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock. The following summary of the capital stock of the Company and certain provisions of the Company's Articles of Incorporation and Bylaws does not purport to be complete and is qualified in its entirety by the provisions of the Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The Company is authorized to issue 300,000,000 shares of Common Stock, $.0001 par value, of which 200,000,000 shares have been designated as Class A Common Stock and 100,000,000 shares have been designated as Class B Common Stock. At June 30, 1998, 4,839,750 shares and 38,878,199 shares of Class A Common Stock and Class B Common Stock, respectively, were outstanding. Such shares were held of record by approximately 43 holders and 328 holders, respectively.

     Voting Rights. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Holders of Common Stock will vote together as a single class on all matters submitted to a vote of shareholders, except (i) as otherwise required by law and
(ii) in the case of a proposed issuance of shares of Class B Common Stock, which issuance shall require the affirmative vote of the holders of the majority of the outstanding Class B Common Stock shares voting separately as a class. Under the Company's Articles of Incorporation and Bylaws, holders of Common Stock will not have cumulative voting rights after the Company is a "listed corporation" (as defined in California Corporations Code Section 301.5) and, holders of shares representing a majority of the voting power of Common Stock can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors. The Company anticipates it will qualify as a listed corporation as of its first annual meeting of the shareholders following this offering, provided that the Company has at least 800 holders of its equity securities as of the record date of such meeting.

     Dividends. Holders of record of shares of Common Stock are entitled to receive such dividends when, if and as may be declared by the Board of Directors out of funds legally available for such purposes, subject to the rights of preferred shareholders and the terms of any existing or future agreements between the Company and its debtholders. No dividends may be declared or paid on any share of any class of Common Stock, unless such dividend, at the same rate per share, is simultaneously declared or paid on each share of the other class of Common Stock. In the case of a stock dividend or distribution, holders of Class A Common Stock are entitled to receive the same percentage dividend or distribution as holders of Class B Common Stock and vice versa, except that stock dividends and distributions shall be made in shares of Class A Common Stock to the holders of Class A Common Stock and in shares of Class B Common Stock to the holders of Class B Common Stock unless the Company's Board of Directors determines in its discretion that it is more desirable to distribute shares of Class A Common Stock with respect to Class B Common Stock. The Company presently intends to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

     Convertibility. Each share of Class B Common Stock is convertible, at the option of its holder, into one fully paid and nonassessable share of Class A Common Stock at any time. The Class A Common Stock is not convertible into Class B Common Stock. Each share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock in the event such share shall be transferred (including, without limitation, by way of sale, assignment, exchange, gift, bequest, appointment or otherwise) to any person or entity other than a Permitted Transferee as such term is defined in the Articles of Incorporation. A Permitted Transferee generally includes the following transferees, among others: the shareholder's spouse, the lineal descendants or spouse of such descendants, the trustee of a trust for the benefit of the holder or a charitable organization, a charitable organization, or certain corporations, partnerships or other entities owned by the holder.

     Liquidation Rights. Upon liquidation, dissolution or winding-up of the Company, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in all assets available for distributions after payment in full to creditors and holders of Preferred Stock.

     Other Provisions. The holders of Common Stock are not entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A Common Stock is identical to that to be received by holders of Class B Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless the other class of Common Stock concurrently is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. All outstanding shares are, and the shares of Class A Common Stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company has authorized 10,000,000 shares of Preferred Stock, $.0001 par value per share, which may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that such qualities are not fixed in the Company's Articles of Incorporation, as the Board of Directors determines. No shares of the Company's Preferred Stock are outstanding. The rights, preferences, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock with rights senior to the Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The Company believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special shareholders' meeting. Although the Company's Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock, the terms of which, subject to certain limitations imposed by the securities laws, could impede the completion of a merger, tender offer or other takeover attempt. The Company's Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareholders at the time of issuance. The Company's Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock.

REGISTRATION RIGHTS

     Upon consummation of this offering, the holders of approximately 27,571,097 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other securityholders, the holders of Registrable Securities are entitled to notice of such registration and are entitled to include their Registrable Securities in such registration, subject to certain marketing and other limitations. The Company is generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations. The Company may in certain circumstances defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of Registrable Securities included in such registrations.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is U.S. Stock Transfer Corporation. Its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Class A Common Stock in the public market following this offering could adversely affect the market price of the Company's Class A Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and by the following lock-up agreements: (i) principally in connection with a partial release of 635,915 shares held by certain shareholders in August 1998 of lock-up agreements entered into in connection with the Company's initial public offering that expire on October 14, 1998 (the "IPO Lock-Up Agreements"), such shareholders and certain other shareholders agreed (the "Extended Lock-Up Agreements) to extend their respective IPO Lock-Up Agreements by an additional 30 days until November 13, 1998; and (ii) in connection with this offering, the Company's officers, directors, the Selling Shareholders and certain other shareholders have entered into agreements with Morgan Stanley & Co. Incorporated (the "Follow-On Lock-Up Agreements") pursuant to which such holders have agreed not to sell or otherwise dispose of any of their shares for 90 days following the date of this offering without the prior consent of Morgan Stanley & Co. Incorporated. However, Morgan Stanley & Co. Incorporated may, in its sole discretion at any time and without notice, release all or any portion of the securities subject to the lock-up agreements described above. Upon completion of this offering, the Company will have outstanding an aggregate of 44,265,655 shares of Common Stock (based upon shares outstanding at September 30, 1998), of which 2,318,516 unvested shares are subject to the Company's repurchase right, and an aggregate of 961,830 shares issuable upon exercise of options vested as of October 14, 1998. Of the 41,947,139 shares not subject to repurchase, 8,792,711 shares (including the 3,000,000 shares registered in this offering, the 4,025,000 shares sold in the Company's initial public offering, 289,734 shares that were subject to IPO Lock-Up Agreements that expire on October 14, 1998 and the 1,477,977 shares that were sold in connection with partial early releases from the IPO Lock-Up Agreements) will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "Affiliates." The remaining 34,116,258 shares of Common Stock (including shares issuable upon exercise of options vested as of October 14, 1998) are subject to lock-up agreements or are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Of such shares: (i) 4,609,365 shares will become eligible for sale on November 13, 1998, the expiration date of the Extended Lock-Up Agreements; (ii) 26,196,893 shares will become eligible for sale 90 days following the date of this offering (including shares subject to the Follow-On Lock-Up Agreements); and (iii) 3,250,000 shares will become eligible for sale pursuant to Rule 701 or Rule 144 on various dates after the expiration of the Follow-On Lock-Up Agreements. Of such shares, 500,000 shares of Common Stock sold to Cisco Systems in April 1998 will be eligible for sale upon expiration of a one-year holding period, subject to certain contractual restrictions on transfer. Furthermore, in connection with a partial release from the IPO Lock-Up Agreement of 600,000 shares of the Company's Class B Common Stock owned by Scientific-Atlanta commencing October 2, 1998, Scientific-Atlanta has agreed to lock-up an additional 500,000 shares until April 13, 1999 and an additional 60,000 shares until 30 days following the date of this offering to the extent such shares are not sold in the Underwriters' over-allotment option.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Class A Common Stock then outstanding (which will equal approximately 78,397 shares immediately after this offering); or (ii) the average weekly trading volume of the Class A Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of this offering. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company pursuant to Rule 701 in connection with a compensatory stock or option plan or other written agreement is eligible to resell, unless contractually restricted, such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after this offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     Pursuant to a Registration Rights Agreement among the Company and certain of its shareholders, holders of 27,571,097 shares of Common Stock will be entitled to certain piggy-back registration rights with respect to such shares. See "Description of Capital Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates).

     In August 1998, the Company filed a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the 1998 Plan and the Purchase Plan. See "Management -- Employee Benefit Plans." Accordingly, shares registered under such registration statement are, subject to Rule 144 volume limitations applicable to affiliates of the Company, available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. As of June 30, 1998, options to purchase 7,970,103 shares of Class B Common Stock and 714,550 shares of Class A Common Stock were issued and outstanding. See "Management -- Executive Compensation" and "-- Employee Benefit Plans."

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to them, severally, the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:



                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................    600,000
BT Alex. Brown Incorporated.................................    600,000
Credit Suisse First Boston Corporation......................    600,000
Hambrecht & Quist LLC.......................................    600,000
Merrill Lynch, Pierce, Fenner & Smith
      Incorporated..........................................    600,000
                                                              ---------
          Total.............................................  3,000,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.


     The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $1.66 a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other Underwriters or to certain dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Company and certain Selling Shareholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 450,000 additional shares of Class A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all the Underwriters in the preceding table.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     Each of the Company and the directors, executive officers and certain other shareholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

     In order to facilitate the offering of the Class A Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Class A Common Stock in the offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters and dealers may engage in passive market making transactions in the Class A Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Class A Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Class A Common Stock during a specified two month prior period or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Class A Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Brobeck, Phleger & Harrison LLP, Irvine, California. Brobeck, Phleger & Harrison LLP holds a warrant to purchase 10,000 shares of Class A Common Stock at an exercise price equal to $24.00 per share. Certain legal matters relating to this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements and schedules of the Company at December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-1 under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and its Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, can be inspected and copied at the Commission's offices as described above.

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Information concerning the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

                          GLOSSARY OF TECHNICAL TERMS

Adaptive Equalization.........   Receiver technique for compensating for
                                 distortions in a transmission media.

ADSL..........................   Asymmetric Digital Subscriber Line.
                                 Twisted-pair modem technology that achieves data rates up to 8 Mbps downstream to the subscriber and 1 Mbps upstream to the network at distances up to 18,000 feet.

Bandwidth.....................   A range of signal frequencies, measured in
                                 cycles per second or Hertz (Hz). Also refers to the speed at which data is transmitted, measured in bits per second (bps).

Broadband Communications......   Data transmission at speeds of greater than 1.5
                                 Mbps.

CMOS..........................   Complementary Metal Oxide Semiconductor.
                                 Technology used to manufacture silicon
                                 integrated circuits.

DBS...........................   Digital Broadcast Satellite. A broadband
                                 communications technology that broadcasts digital television programming from satellites directly to dish antennas.

DSP...........................   Digital Signal Processing.

Ethernet (10Base-T)...........   Networking protocol widely used in LANs for
                                 connecting devices by means of copper twisted pair wiring at speeds of 10 Mbps.

Fast Ethernet (100Base-T).....   An extension to the 10Base-T Ethernet network
                                 access method which operates at 100 Mbps.

FEC...........................   Forward Error Correction. A receiver technique
                                 for correcting errors in the received data.

GHz...........................   GigaHertz. One billion cycles per second.

Gigabit Ethernet
(1000Base-T)..................   An extension to the 100Base-T Ethernet network
                                 access method which operates at 1,000 Mbps or equivalently 1 Gbps.

Headend.......................   The central distribution point in a cable
                                 television system. Typically serves tens to hundreds of thousands of homes.

HFC...........................   Hybrid Fiber Coax. Upgraded cable plant which
                                 uses a combination of fiber optic cable in the backbone and coaxial cable in the subscriber feeder plant.

IC............................   Integrated Circuit.

kbps..........................   Kilobits per second.

LAN...........................   Local Area Network. A private data
                                 communications network linking a variety of data devices such as computers and printers within an office or home environment.

LMDS..........................   Local Multipoint Distribution System. A
                                 broadband wireless communications network that uses microwave frequencies around 28 GHz to transmit video and data to residences over a cellular-like network at distances under a few miles.

MAC...........................   Media Access Control. Protocol for controlling
                                 the upstream and downstream traffic flow in a local or wide area network.

Mbps..........................   Megabits per second. Million bits per second.

MCNS/DOCSIS...................   Multimedia Cable Network System/Data Over Cable
                                 Service Interface Specifications. Industry specification that defines the technical equipment for high-speed cable modem and headend equipment.

MMDS..........................   Multichannel Multipoint Distribution Service. A
                                 broadband wireless communications network that uses microwave frequencies around 2.5 GHz to transmit video to residences at distances up to tens of miles.

MPEG..........................   Moving Picture Experts Group. Industry standard
                                 for compressing and decompressing digital audio video signals.

NIC...........................   Network Interface Card. Plug-in adapter card
                                 enables a computer to connect to a LAN.

QAM...........................   Quadrature Amplitude Modulation. A digital
                                 modulation technique that allows very efficient transmission of data over media with limited available bandwidth.

QPSK..........................   Quadrature Phase Shift Keying. A digital
                                 technique which is widely employed in direct broadcast satellite transmission systems.

VDSL..........................   Very High Bit-Rate Digital Subscriber Line.
                                 Twisted pair modem technology that achieves data rates up to 52 Mbps downstream to the subscriber and 6 Mbps upstream to the network at distances up to 4,000 feet.

WAN...........................   Wide Area Network. A data communications
                                 network, such as the Internet, which links a variety of data devices over a large geographical distance.

xDSL..........................   Generic representation of the entire family of
                                 Digital Subscriber Line technology spanning data rates from 128 kbps to 52 Mbps depending on the distance between the central office and subscriber.

                              BROADCOM CORPORATION

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2

FINANCIAL STATEMENTS
Balance Sheets at December 31, 1996 and 1997 and June 30,
  1998 (Unaudited)..........................................  F-3
Statements of Operations for the Years Ended December 31,
  1995, 1996 and 1997 and the Six Months Ended June 30, 1997
  and 1998 (Unaudited)......................................  F-4
Statements of Shareholders' Equity for the Years Ended
  December 31, 1995, 1996 and 1997 and the Six Months Ended
  June 30, 1997 and 1998 (Unaudited)........................  F-5
Statements of Cash Flows for the Years Ended December 31,
  1995, 1996 and 1997 and the Six Months Ended June 30, 1997
  and 1998 (Unaudited)......................................  F-6
Notes to Financial Statements...............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Broadcom Corporation

     We have audited the accompanying balance sheets of Broadcom Corporation as of December 31, 1996 and 1997, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadcom Corporation at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Orange County, California
January 16, 1998, except for
Note 9, as to which
the date is March 31, 1998
and Note 7, as to which
the date is September 25, 1998

                              BROADCOM CORPORATION

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                DECEMBER 31,
                                                              -----------------    JUNE 30,
                                                               1996      1997        1998
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 4,657   $22,116    $ 64,711
  Short-term investments....................................       --        --       2,629
  Accounts receivable (net of allowance for doubtful
     accounts and sales returns of $147, $721 and $2,892 in
     1996, 1997 and 1998)...................................    3,722     9,913      24,226
  Inventory.................................................      854     2,705      11,473
  Deferred taxes............................................      519     1,090       1,090
  Income taxes receivable...................................       --       433         402
  Prepaid expenses..........................................      227       262       1,252
                                                              -------   -------    --------
          Total current assets..............................    9,979    36,519     105,783
Property and equipment, net.................................    4,298     8,449      16,305
Long-term investments.......................................       --        --      25,094
Other assets................................................       90       276         919
                                                              -------   -------    --------
          Total assets......................................  $14,367   $45,244    $148,101
                                                              =======   =======    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................  $ 2,140   $ 7,380    $ 15,280
  Wages and related benefits................................      372       846       1,794
  Income taxes payable......................................    1,812        --          --
  Accrued liabilities.......................................       57       933       2,211
  Current portion of long-term debt.........................       69     1,098          89
                                                              -------   -------    --------
          Total current liabilities.........................    4,450    10,257      19,374
Long-term debt, less current portion........................      147     1,595          45
Commitments and contingencies
Shareholders' equity:
  Convertible Preferred Stock $.0001 par value:
     Authorized shares -- 10,000,000
       Issued and outstanding shares -- 2,093,839 in 1996,
       3,567,839 in 1997 and none in 1998...................    6,084    28,617          --
  Class A Common Stock, $.0001 par value:
     Authorized shares--200,000,000.........................
     Issued and outstanding shares--none in 1996, 1997 and
       4,839,750 in 1998....................................
  Class B Common Stock, $.0001 par value:
     Authorized shares--100,000,000
     Issued and outstanding shares--29,403,768 in 1996,
       31,501,560 in 1997 and 38,878,199 in 1998............        3         3           4
  Additional paid-in capital................................    1,160     7,126     120,621
  Notes receivable from employees...........................     (748)   (3,362)     (3,464)
  Deferred compensation.....................................       --    (1,090)     (5,956)
  Retained earnings.........................................    3,271     2,098      17,477
                                                              -------   -------    --------
          Total shareholders' equity........................    9,770    33,392     128,682
                                                              -------   -------    --------
          Total liabilities and shareholders' equity........  $14,367   $45,244    $148,101
                                                              =======   =======    ========

                            See accompanying notes.

                              BROADCOM CORPORATION

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,           JUNE 30,
                                            ----------------------------    ------------------
                                             1995      1996       1997       1997       1998
                                            ------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Revenue:
  Product revenue.........................  $4,317    $18,981    $31,668    $ 8,169    $78,493
  Development revenue.....................   1,790      2,389      5,287      2,257      2,019
                                            ------    -------    -------    -------    -------
          Total revenue...................   6,107     21,370     36,955     10,426     80,512
Cost of revenue...........................   1,398      7,860     14,926      4,810     34,212
                                            ------    -------    -------    -------    -------
Gross profit..............................   4,709     13,510     22,029      5,616     46,300

Operating expense:
  Research and development................   2,687      5,662     16,204      6,205     14,619
  Selling, general and administrative.....   2,135      3,546      8,063      2,541      9,322
                                            ------    -------    -------    -------    -------
          Total operating expense.........   4,822      9,208     24,267      8,746     23,941
                                            ------    -------    -------    -------    -------
Income (loss) from operations.............    (113)     4,302     (2,238)    (3,130)    22,359
Interest and other income, net............     120        213        290         63      1,301
                                            ------    -------    -------    -------    -------
Income (loss) before income taxes.........       7      4,515     (1,948)    (3,067)    23,660
Provision (benefit) for income taxes......       3      1,499       (775)    (1,226)     8,281
                                            ------    -------    -------    -------    -------
Net income (loss).........................  $    4    $ 3,016    $(1,173)   $(1,841)   $15,379
                                            ======    =======    =======    =======    =======
Basic earnings (loss) per share...........  $  .00    $   .12    $  (.04)   $  (.07)   $   .45
                                            ======    =======    =======    =======    =======
Diluted earnings (loss) per share.........  $  .00    $   .09    $  (.04)   $  (.07)   $   .35
                                            ======    =======    =======    =======    =======

                            See accompanying notes.

                              BROADCOM CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                           CONVERTIBLE                                             NOTES
                                         PREFERRED STOCK         COMMON STOCK       ADDITIONAL   RECEIVABLE
                                       --------------------   -------------------    PAID-IN        FROM        DEFERRED
                                         SHARES     AMOUNT      SHARES     AMOUNT    CAPITAL     EMPLOYEES    COMPENSATION
                                       ----------   -------   ----------   ------   ----------   ----------   ------------
Balance at December 31, 1994.........   1,100,000   $ 2,161   22,995,000     $2      $     60     $    --       $    --
  Issuance of Preferred Stock, net of
    issuance costs of $11............     500,000       989           --     --            --          --            --
  Exercise of stock options..........          --        --    5,100,000      1           339        (332)           --
  Net income.........................          --        --           --     --            --          --            --
                                       ----------   -------   ----------     --      --------     -------       -------
Balance at December 31, 1995.........   1,600,000     3,150   28,095,000      3           399        (332)           --
  Issuance of Preferred Stock, net of
    issuance costs of $29............     493,839     2,934           --     --            --          --            --
  Exercise of stock options, net of
    repurchases......................          --        --    1,308,768     --           761        (416)           --
  Net income.........................          --        --           --     --            --          --            --
                                       ----------   -------   ----------     --      --------     -------       -------
Balance at December 31, 1996.........   2,093,839     6,084   29,403,768      3         1,160        (748)           --
  Issuance of Preferred Stock, net of
    issuance costs of $36............   1,500,000    22,689           --     --            --          --            --
  Repurchases of Preferred Stock.....     (26,000)     (156)          --     --            --          --            --
  Issuance of Class B Common Stock...          --        --      285,000     --         1,050          --            --
  Exercise of stock options, net of
    repurchases......................          --        --    1,812,792     --         3,569      (2,614)           --
  Tax benefit from exercise of stock
    options..........................          --        --           --     --           191          --            --
  Deferred compensation related to
    grant of stock options...........          --        --           --     --         1,156          --        (1,156)
  Amortization of deferred
    compensation.....................          --        --           --     --            --          --            66
  Net loss...........................          --        --           --     --            --          --            --
                                       ----------   -------   ----------     --      --------     -------       -------
Balance at December 31, 1997.........   3,567,839    28,617   31,501,560      3         7,126      (3,362)       (1,090)
Conversion of Preferred Stock into
  Class B Common Stock (unaudited)...  (3,567,839)  (28,617)   8,453,517      1        28,616          --            --
  Issuance of Class A Common Stock in
    initial public offering, net of
    offering costs of $1,628
    (unaudited)......................          --        --    3,620,000     --        79,170          --            --
  Exercise of stock options, net of
    repurchases (unaudited)..........          --        --      142,872     --           340        (191)           --
  Repayment of notes receivable from
    employees (unaudited)............          --        --           --     --            --          89            --
  Deferred compensation related to
    grant of stock options
    (unaudited)......................          --        --           --     --         5,369          --        (5,369)
  Amortization of deferred
    compensation (unaudited).........          --        --           --     --            --          --           503
  Net income (unaudited).............          --        --           --     --            --          --            --
                                       ----------   -------   ----------     --      --------     -------       -------
Balance at June 30, 1998
  (unaudited)........................          --   $    --   43,717,949     $4      $120,621     $(3,464)      $(5,956)
                                       ==========   =======   ==========     ==      ========     =======       =======


                                                      TOTAL
                                       RETAINED   SHAREHOLDERS'
                                       EARNINGS      EQUITY
                                       --------   -------------
Balance at December 31, 1994.........  $   251      $  2,474
  Issuance of Preferred Stock, net of
    issuance costs of $11............       --           989
  Exercise of stock options..........       --             8
  Net income.........................        4             4
                                       -------      --------
Balance at December 31, 1995.........      255         3,475
  Issuance of Preferred Stock, net of
    issuance costs of $29............       --         2,934
  Exercise of stock options, net of
    repurchases......................       --           345
  Net income.........................    3,016         3,016
                                       -------      --------
Balance at December 31, 1996.........    3,271         9,770
  Issuance of Preferred Stock, net of
    issuance costs of $36............       --        22,689
  Repurchases of Preferred Stock.....       --          (156)
  Issuance of Class B Common Stock...       --         1,050
  Exercise of stock options, net of
    repurchases......................       --           955
  Tax benefit from exercise of stock
    options..........................       --           191
  Deferred compensation related to
    grant of stock options...........       --            --
  Amortization of deferred
    compensation.....................       --            66
  Net loss...........................   (1,173)       (1,173)
                                       -------      --------
Balance at December 31, 1997.........    2,098        33,392
Conversion of Preferred Stock into
  Class B Common Stock (unaudited)...       --            --
  Issuance of Class A Common Stock in
    initial public offering, net of
    offering costs of $1,628
    (unaudited)......................       --        79,170
  Exercise of stock options, net of
    repurchases (unaudited)..........       --           149
  Repayment of notes receivable from
    employees (unaudited)............       --            89
  Deferred compensation related to
    grant of stock options
    (unaudited)......................       --            --
  Amortization of deferred
    compensation (unaudited).........       --           503
  Net income (unaudited).............   15,379        15,379
                                       -------      --------
Balance at June 30, 1998
  (unaudited)........................  $17,477      $128,682
                                       =======      ========

                            See accompanying notes.

                              BROADCOM CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                          YEARS ENDED DECEMBER 31,       SIX MONTHS ENDED JUNE 30,
                                        -----------------------------    -------------------------
                                         1995       1996       1997        1997            1998
                                        -------    -------    -------    ---------      ----------
                                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).....................  $     4    $ 3,016    $(1,173)    $(1,841)       $ 15,379
Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
     Depreciation and amortization....      451        897      3,039       1,443           2,841
     Amortization of deferred
       compensation...................       --         --         66          --             503
     Deferred taxes...................      (48)      (416)      (571)         --              --
     Change in operating assets and
       liabilities:
       Accounts receivable............      547     (2,982)    (6,191)       (874)        (14,313)
       Inventory......................     (242)      (461)    (1,851)        483          (8,768)
       Other assets...................      (32)      (251)      (221)       (118)         (1,633)
       Accounts payable...............      443      1,276      5,240        (704)          7,900
       Income taxes payable...........      (23)     1,835     (2,245)     (3,076)             31
       Other accrued liabilities......      (43)       285      1,350       3,118           2,226
                                        -------    -------    -------     -------        --------
Net cash provided by (used in)
  operating activities................    1,057      3,199     (2,557)     (1,569)          4,166

INVESTING ACTIVITIES
Purchases of property and equipment...   (1,112)    (3,747)    (7,132)     (2,985)        (10,697)
Proceeds from sales (purchases) of
  investments.........................      996         --         --          --         (27,723)
                                        -------    -------    -------     -------        --------
Net cash used in investing
  activities..........................     (116)    (3,747)    (7,132)     (2,985)        (38,420)

FINANCING ACTIVITIES
Proceeds from bank term loan..........       --         --      3,000       3,000              --
Payments on bank term loan............       --         --       (500)         --          (2,500)
Payments on capital lease
  obligations.........................      (48)       (64)       (81)        (36)            (59)
Proceeds from issuance of Preferred
  Stock...............................      989      2,934     22,689          --              --
Payments on repurchase of Preferred
  Stock...............................       --         --       (156)         --              --
Net proceeds from initial public
  offering of Class A Common Stock....       --         --         --          --          79,170
Net proceeds from issuance (payments
  for repurchase) of Class B Common
  Stock...............................        8        345      2,196          (6)            238
                                        -------    -------    -------     -------        --------
Net cash provided by financing
  activities..........................      949      3,215     27,148       2,958          76,849
                                        -------    -------    -------     -------        --------
Increase (decrease) in cash and cash
  equivalents.........................    1,890      2,667     17,459      (1,596)         42,595
Cash and cash equivalents at beginning
  of year.............................      100      1,990      4,657       7,417          22,116
                                        -------    -------    -------     -------        --------
Cash and cash equivalents at end of
  year................................  $ 1,990    $ 4,657    $22,116     $ 5,821        $ 64,711
                                        =======    =======    =======     =======        ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Interest paid.........................  $     8    $    26    $   191     $    11        $     37
                                        =======    =======    =======     =======        ========
Income taxes paid.....................  $   125    $    79    $ 1,850     $ 1,500        $  8,250
                                        =======    =======    =======     =======        ========


                            See accompanying notes.

                              BROADCOM CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

     Broadcom is a leading developer of highly integrated silicon solutions which enable broadband digital data transmission to the home and within the business enterprise. The Company's products enable the transmission of broadband data over existing communications infrastructures, most of which were not originally intended for digital data transmission.

     In anticipation of an initial public offering of the Company's Class A Common Stock, in February 1998, the Board of Directors approved the amendment and restatement of the articles of incorporation to authorize 200,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock. Upon consummation of the initial public offering, each share of Series A, B, C and D Preferred Stock converted into three shares of Class B Common Stock, and each share of Series E Preferred Stock converted into 1.5 shares of Class B Common Stock. Effective with the amendment of the articles of incorporation, outstanding stock options at December 31, 1997 become exercisable for shares of Class B Common Stock. The shares of Class A and Class B Common Stock are substantially identical, except that holders of Class A Common Stock are entitled to one vote for each share held, and holders of Class B Common Stock are entitled to ten votes for each share held on all matters submitted to a vote of the shareholders.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The financial information at June 30, 1998 and for the six months ended June 30, 1997 and 1998 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the six month period ended June 30, 1998 are not necessarily indicative of results that may be expected for the year ending December 31, 1998.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the allowance for doubtful accounts, inventory reserves and income tax valuation allowances.

STATEMENT OF CASH FLOWS

     For purposes of the statement of cash flows, the Company considers investment securities with original maturities of three months or less to be cash equivalents.

     The following table sets forth certain non-cash transactions excluded from the statements of cash flows:


                                                                            SIX MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,           JUNE 30,
                                            --------------------------    --------------------
                                             1995     1996      1997          1997    1998
                                            ------   ------   --------        ----    ----
                                                                              (UNAUDITED)
                                                              (IN THOUSANDS)
Purchase of equipment through capital
  leases..................................   $ 12     $231     $   58         $  6    $ --
Notes receivable from employees issued in
  connection with exercise of stock
  options.................................    332      416      2,614         $461    $191

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

     Revenue from product sales is recognized at the time of shipment. Provision is made currently for estimated product returns. Development revenue is recognized when earned.

INVESTMENTS

     The Company accounts for its investments in debt securities under Financial Accounting Standards Board (FASB) Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of such securities at the time of purchase and reevaluates such classification as of each balance sheet date. The investments are adjusted for amortization of premiums and discounts to maturity and such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in the statement of operations.

INVENTORY

     Inventory is stated at the lower of cost (first-in, first-out) or market and consists of the following:

                                                   DECEMBER 31,
                                                 -----------------    JUNE 30,
                                                  1996      1997        1998
                                                 ------    -------   -----------
                                                                     (UNAUDITED)
                                                         (IN THOUSANDS)
Work in process................................  $  579    $ 2,315     $ 4,299
Finished goods.................................   1,024      2,076       9,875
                                                 ------    -------     -------
                                                  1,603      4,391      14,174
Less reserve for excess and obsolete
  inventory....................................    (749)    (1,686)     (2,701)
                                                 ------    -------     -------
                                                 $  854    $ 2,705     $11,473
                                                 ======    =======     =======

PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost. Depreciation and amortization have been provided on the straight-line method over the assets' estimated useful lives ranging from two to seven years. Property and equipment were comprised of the following:

                                                   DECEMBER 31,
                                                ------------------    JUNE 30,
                                                 1996       1997        1998
                                                -------    -------   -----------
                                                                     (UNAUDITED)
                                                         (IN THOUSANDS)
Office furniture..............................  $   176    $   273     $   644
Computer equipment............................    5,621     12,563      22,359
Leasehold improvements........................      145        296         826
                                                -------    -------     -------
                                                  5,942     13,132      23,829
Less accumulated depreciation and
  amortization................................   (1,644)    (4,683)     (7,524)
                                                -------    -------     -------
                                                $ 4,298    $ 8,449     $16,305
                                                =======    =======     =======

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
LONG-LIVED ASSETS

     Effective January 1, 1996, the Company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Implementation of Statement No. 121 was immaterial to the financial statements of the Company.

STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related
Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options.

EARNINGS PER SHARE

     In 1997, the FASB issued Statement No. 128, Earnings Per Share, which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to fully diluted earnings per share. All earnings per share amounts for all periods have been presented to conform with the Statement No. 128 requirements and the accounting rules set forth in Staff Accounting Bulletin 98 issued by the Securities and Exchange Commission on February 3, 1998.

     The following table sets forth the computation of earnings (loss) per share:

                                                                             SIX MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,            JUNE 30,
                                           -----------------------------    ------------------
                                            1995       1996       1997       1997       1998
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator: Net income (loss).............  $     4    $ 3,016    $(1,173)   $(1,841)   $15,379
                                           =======    =======    =======    =======    =======
Denominator:
  Weighted-average shares outstanding....   25,618     28,840     30,213     29,483     37,652
  Less: nonvested common shares
     outstanding.........................   (3,888)    (3,901)    (3,761)    (3,553)    (3,368)
                                           -------    -------    -------    -------    -------
Denominator for basic earnings per common
  share..................................   21,730     24,939     26,452     25,930     34,284
Effect of dilutive securities:
  Nonvested common shares................       --      1,851         --         --      2,040
  Stock options..........................       --        195         --         --      4,026
  Convertible Preferred Stock............    4,550      6,158         --         --      4,226
                                           -------    -------    -------    -------    -------
Denominator for diluted earnings per
  common share...........................   26,280     33,143     26,452     25,930     44,576
                                           =======    =======    =======    =======    =======
  Basic earnings (loss) per share........  $   .00    $   .12    $  (.04)   $  (.07)   $   .45
                                           =======    =======    =======    =======    =======
  Diluted earnings (loss) per share......  $   .00    $   .09    $  (.04)   $  (.07)   $   .35
                                           =======    =======    =======    =======    =======

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RESEARCH AND DEVELOPMENT EXPENDITURES

     Research and development expenditures are expensed in the period incurred.

WARRANTY

     The Company provides a one-year warranty on all products and records a related provision for estimated warranty costs at the date of sale. The Company had no reserve for estimated warranty liability at December 31, 1995 and 1996, and had a reserve of $150,000 at December 31, 1997.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist principally of cash and cash equivalents, short-term and long-term investments, receivables, accounts payable, and borrowings. The Company believes all of the financial instruments' recorded values approximate current values.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in shareholders' equity except those resulting from investments by distributions to shareholders. Statement No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented.

     Also in June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires publicly-held companies to report financial and descriptive information about its operating segments in financial statements issued to shareholders for interim and annual periods. The statement also requires additional disclosures with respect to products and services, geographical areas of operations, and major customers. Statement No. 131 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented.

2. INCOME TAXES

     The Company utilizes the liability method of accounting for income taxes as set forth in Statement No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

     A reconciliation of the provision (benefit) for income taxes at the federal statutory rate compared to the Company's effective tax rate follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                              1995      1996       1997
                                                              -----    -------    ------
                                                                    (IN THOUSANDS)
Statutory federal provision (benefit) for income taxes......   $ 2     $1,535     $(662)
Increase (decrease) in taxes resulting from:
  State taxes, net of federal benefit.......................     1        218        40
  Benefit of research and development tax credits...........    (7)      (270)     (229)
  Other.....................................................     7         16        76
                                                               ---     ------     -----
Total provision (benefit) for income taxes..................   $ 3     $1,499     $(775)
                                                               ===     ======     =====

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

2. INCOME TAXES (CONTINUED)
     The federal and state income tax provision (benefit) is summarized as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                             --------------------------
                                                             1995      1996       1997
                                                             -----    -------    ------
                                                                   (IN THOUSANDS)
Current:
  Federal..................................................  $ 50     $1,578     $(205)
  State....................................................     1        337         1
                                                             ----     ------     -----
                                                               51      1,915      (204)
Deferred:
  Federal..................................................   (48)      (409)     (631)
  State....................................................    --         (7)       60
                                                             ----     ------     -----
                                                              (48)      (416)     (571)
                                                             ----     ------     -----
                                                             $  3     $1,499     $(775)
                                                             ====     ======     =====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1995     1996      1997
                                                              ------    -----    -------
                                                                    (IN THOUSANDS)
Deferred tax liabilities:
  Tax depreciation in excess of book depreciation...........  $ (33)    $(54)    $   --
Deferred tax assets:
  Book depreciation in excess of tax depreciation...........     --       --         60
  Research and experimentation tax credit carryforwards.....    164       --        141
  Net operating loss carryforwards..........................     --       --          5
  Reserves and accruals not currently deductible for tax
     purposes...............................................     73      447      1,208
  State tax, net of federal benefit.........................     --      117         --
  Other.....................................................     --        9          9
  Valuation allowance.......................................   (101)      --       (333)
                                                              -----     ----     ------
Net deferred tax assets.....................................  $ 103     $519     $1,090
                                                              =====     ====     ======

     The reduction in the valuation allowance in 1996 was primarily due to the utilization of research and experimentation tax credit carryforwards. The increase in the valuation allowance in 1997 was entirely related to the state deferred tax assets because of the uncertainty of the effect of anticipated stock option exercises on future state taxable income. Any future benefits recognized from any reduction of the valuation allowance will result in a reduction of income tax expense.

     At December 31, 1997, the Company had approximately $91,000 of state net operating loss carryforwards and $141,000 of state research credit carryforwards. These state net operating loss carryforwards and research credit carryforwards will expire in 2002 and 2012, respectively.

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

3. LONG-TERM DEBT

     In March 1995, the Company entered into a Loan and Security Agreement with Silicon Valley Bank (SVB) which, as amended in June 1997, provides for a $3.0 million term loan and a $3.0 million revolving credit facility. A $500,000 letter of credit facility is also provided in the agreement provided that sufficient credit is available under the other two facilities. During 1997, the full amount of the $3.0 million term loan facility was utilized at an interest rate of SVB's prime rate as announced from time to time plus .5%. At December 31, 1997, $2.5 million was outstanding under the term loan facility which matures in June 2000. The borrowing base for the revolving credit facility is equal to 80% of the Company's eligible accounts receivable from United States customers. Interest on this facility is equal to SVB's prime rate announced from time to time. At December 31, 1997, no amounts were outstanding under the revolving credit or letter of credit facilities, which expired on April 5, 1998.

     The Loan and Security Agreement prohibits the payment of cash dividends, limits the amount of additional indebtedness the Company may incur, and contains certain minimum net worth, profitability and various other financial ratio requirements. Substantially all of the Company's assets are collateral under the loan and security agreement.

     The following is a summary of the Company's long-term debt and other loans at:

                                                          DECEMBER 31,
                                                         ---------------     JUNE 30,
                                                         1996     1997         1998
                                                         ----    -------    -----------
                                                                            (UNAUDITED)
                                                                 (IN THOUSANDS)
Silicon Valley Bank term loan collateralized by
  substantially all of the Company's assets, payable in
  varying monthly installments at a rate of 9.3%.......  $ --    $ 2,500       $ --
Capitalized lease obligations payable in varying
  monthly installments at rates from 10.4% to 22.3%....   216        193        134
                                                         ----    -------       ----
                                                          216      2,693        134
Less current portion of long-term debt.................   (69)    (1,098)       (89)
                                                         ----    -------       ----
                                                         $147    $ 1,595       $ 45
                                                         ====    =======       ====

     Principal payments on long-term debt are as follows: $1,098,000 in 1998; $1,041,000 in 1999; $537,000 in 2000; $16,000 in 2001; and $1,000 in 2002.

     Interest expense for the years ended December 31, 1995, 1996 and 1997 was $8,000, $26,000 and $171,000, respectively.

4. COMMITMENTS

     The Company has entered into operating leases for its computer equipment and facilities with varying terms and escalation clauses. Future minimum payments under noncancelable operating leases with initial terms of one year or more are as follows: $656,000 in 1998; $327,000 in 1999; $244,000 in 2000;
$140,000 in 2001; and $48,000 in 2002.

     Rent expense for the years ended December 31, 1995, 1996, and 1997 aggregated $177,000, $325,000 and $739,000, respectively.

     The Company had commitments totaling approximately $2.1 million as of December 31, 1997 for the purchase of test equipment.

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

5. SHAREHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     Preferred Stock consisted of the following at December 31, 1997:

                                                   SHARES      SHARES ISSUED    LIQUIDATION
                    SERIES                       AUTHORIZED   AND OUTSTANDING   PREFERENCE
                    ------                       ----------   ---------------   -----------
A..............................................     500,000        500,000      $ 1,000,000
B..............................................     600,000        600,000        1,200,000
C..............................................     500,000        500,000        1,000,000
D..............................................     500,000        467,839        2,807,034
E..............................................   1,800,000      1,500,000       22,725,000
Undesignated...................................   6,100,000             --               --
                                                 ----------      ---------      -----------
                                                 10,000,000      3,567,839      $28,732,034
                                                 ==========      =========      ===========

     Each share of Series A, B, C and D Preferred Stock is convertible into three shares of Class B Common Stock. Each share of Series E Preferred Stock is convertible into 1.5 shares of Class B Common Stock. Such shares may be converted at any time at the option of the holder and automatically convert into Class B Common Stock in the event of an underwritten public offering of the Company's Common Stock as long as the value of the Company for purposes of the public offering is not less than $45,000,000.

     Holders of the Company's Series A, B, C, D and E Preferred Stock are entitled to noncumulative annual dividends of $0.20 per share in preference to holders of Common Stock when declared by the Board of Directors. No such cash dividends have been declared since the inception of the Company.

     In the event of the liquidation of the Company, holders of Series A, B, C, D and E Preferred Stock are entitled to receive an amount per share equal to the original issuance price plus declared and unpaid dividends, prior and in preference to any distribution of assets to holders of Common Stock.

     The holders of Series A, B, C, D and E Preferred Stock have the right to purchase additional shares of stock in order to maintain their ownership percentage in the event of certain future sales of stock by the Company.

     Holders of Series A, B, C, D and E Preferred Stock are entitled to the same number of votes per share on any and all matters submitted to a shareholders vote as the Class B Common Stock into which the Preferred Stock is convertible.

COMMON STOCK

     Pursuant to an agreement dated as of October 31, 1997, the Company issued and sold an aggregate of 225,000 shares of Class B Common Stock to Irell & Manella LLP for an aggregate purchase price of $1,050,000. Werner F. Wolfen, a director of the Company, is a Senior Partner of Irell & Manella. During 1997, the Company paid approximately $1.2 million to Irell & Manella for legal services rendered by that firm. Irell & Manella has represented and continues to represent the Company in various legal matters.

STOCK OPTIONS

     Under the Company's Amended and Restated 1994 Stock Option Plan (the 1994
Plan), the Board of Directors or a Committee consisting of two or more members of its Board of Directors is authorized to grant options to purchase the Company's Class B Common Stock to its employees, members of the Board of Directors, and certain consultants. Incentive options may be granted at an exercise price equal to or greater

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

5. SHAREHOLDERS' EQUITY (CONTINUED)
than 100% of the fair market value at the date of grant, and non-qualified options may be granted at an exercise price equal to or greater than 85% of the fair market value on the date of grant.

     The options are exercisable immediately upon issuance and generally have a term of ten years. The Company reserves the right to purchase all unvested shares held by the participant upon the participant's termination at the original purchase price. Fully vested shares not purchased by the participant within three months after termination are cancelled and returned to the plan. The vesting schedule is determined by the Board or the Committee at the time of issuance. Stock options generally vest at the rate of 25% after one year and ratably on a monthly basis for three years thereafter. Until the Company's Common Stock is registered with the Securities and Exchange Commission, the Company has the right of first refusal to purchase any shares of Common Stock issued under the 1994 Plan.

     At the discretion of the Board or the Committee, the Company may make secured loans to option holders in amounts up to the exercise price of their options plus related taxes or permit the option holder to pay the exercise price in installments over a determined period. During 1995, 1996 and 1997, the Company loaned $332,000, $416,000 and $2,614,000 to employees for the exercise of options, respectively. These notes are full-recourse, are secured by the shares of stock, are interest bearing with rates ranging from 6.0% to 6.5%, are due between three and five years from the exercise date and must be repaid upon sale of the underlying shares of stock.

     During 1995, 1996 and 1997, the Company's Board of Directors approved an increase in the number of common shares reserved and available for issuance under the 1994 Plan by 1,650,000 shares, 4,500,000 shares and 9,600,000 shares, respectively (or from 3,750,000 shares in 1995 to 19,500,000 shares in 1997).

     Activity under the 1994 Plan is set forth below:

                                                                   OPTIONS OUTSTANDING
                                                      ----------------------------------------------
                                                                                        WEIGHTED-
                                          SHARES                                         AVERAGE
                                        AVAILABLE     NUMBER OF         PRICE            EXERCISE
                                        FOR GRANT       SHARES        PER SHARE           PRICE
                                        ----------    ----------    --------------    --------------
Balance at December 31, 1994..........     492,000     3,258,000    $          .07        $ .07
  Additional shares reserved..........   1,650,000            --                --           --
  Options granted.....................  (1,942,500)    1,942,500               .07          .07
  Options canceled....................       3,000        (3,000)              .07          .07
  Options exercised...................          --    (5,100,000)              .07          .07
                                        ----------    ----------    --------------        -----
Balance at December 31, 1995..........     202,500        97,500               .07          .07
  Additional shares reserved..........   4,500,000            --                --           --
  Options granted.....................  (3,269,250)    3,269,250       .07 -  1.13          .73
  Options exercised...................          --    (1,314,300)      .07 -  1.13          .51
                                        ----------    ----------    --------------        -----
Balance at December 31, 1996..........   1,433,250     2,052,450       .07 -  1.13          .85
  Additional shares reserved..........   9,600,000            --                --           --
  Options granted.....................  (5,330,400)    5,330,400      1.13 -  8.00         2.52
  Options canceled....................      11,061       (11,061)      .50 -  1.13          .79
  Options exercised...................          --    (1,970,357)      .50 -  8.00         1.87
                                        ----------    ----------    --------------        -----
Balance at December 31, 1997..........   5,713,911     5,401,432    $  .07 - $8.00        $2.12
                                        ==========    ==========    ==============        =====

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

5. SHAREHOLDERS' EQUITY (CONTINUED)
     The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as of December 31, 1997 were as follows:

                                          OUTSTANDING
                       -------------------------------------------------
                                     WEIGHTED AVERAGE                               EXERCISABLE
                        NUMBER OF       REMAINING                          ------------------------------
      RANGE OF           SHARES      CONTRACTUAL LIFE   WEIGHTED AVERAGE     SHARES      WEIGHTED AVERAGE
   EXERCISE PRICES     OUTSTANDING       (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
   ---------------     -----------   ----------------   ----------------   -----------   ----------------
$ .07 to $1.00.......     698,325          8.37              $ .62            698,325         $ .62
$1.13 to $1.25.......   3,089,707          9.28              $1.16          3,089,707         $1.16
$3.00 to $5.00.......   1,376,400          9.83              $4.04          1,376,400         $4.04
$8.00................     237,000          9.99              $8.00            237,000         $8.00

     Additional information relating to the 1994 Plan is as follows at December 31:

                                                     1995         1996          1997
                                                   ---------    ---------    ----------
Nonvested common shares subject to repurchase....  3,888,092    3,900,590     3,572,742
Weighted average repurchase price................       $.07         $.21         $1.05
Unvested options outstanding.....................     90,000    1,997,273     5,385,588
Total reserved Class B Common Stock shares for
  stock option plans.............................    300,000    3,485,700    11,115,343

     The Company recorded deferred compensation of $1,156,000 during the year ended December 31, 1997 for the difference between the exercise price and the deemed value of certain of the Company's stock options granted under the 1994 Plan. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options, which are generally four years. In the year ended December 31, 1997, $66,000 (pre-tax) was amortized to expense.

PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION PLANS

     Pro forma information regarding results of operations and net income (loss) per share is required by Statement No. 123 for stock-based awards to employees as if the Company had accounted for such awards using a valuation method permitted under Statement No. 123.

     Stock-based awards to employees under the Plan during the years ended December 31, 1995, 1996 and 1997 were valued using the minimum value method, assuming no expected dividends, a weighted-average expected life of 3.5 years and a weighted-average risk-free interest rate of 6.0%. Should the Company complete an initial public offering of its common stock, stock-based awards granted thereafter will be valued using the Black-Scholes option pricing model. Among other things, the Black-Scholes model considers the expected volatility of the Company's stock price, determined in accordance with Statement No. 123, in arriving at an estimated fair value. The minimum value method does not consider stock price volatility. Further, certain other assumptions necessary to apply the Black-Scholes model may differ significantly from assumptions used to calculate the value of stock-based awards under the minimum value method.

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

5. SHAREHOLDERS' EQUITY (CONTINUED)
     The weighted-average minimum values of options granted to employees during 1995, 1996 and 1997 were $0.01, $0.12 and $0.75, respectively. For pro forma purposes, the estimated minimum value of the Company's stock-based awards to employees is amortized over the vesting period of the underlying instruments. The results of applying Statement No. 123 to the Company's stock-based awards to employees would approximate the following:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                        1995       1996        1997
                                                        ----      ------      -------
                                                          (IN THOUSANDS, EXCEPT PER
                                                                 SHARE DATA)
Pro forma:
  Net income (loss)...................................  $ --      $2,947      $(1,755)
  Basic earnings (loss) per share.....................  $.00      $  .12      $  (.07)
  Diluted earnings (loss) per share...................  $.00      $  .08      $  (.07)

6. EMPLOYEE BENEFIT PLANS

     The Company sponsors a defined contribution 401(k) Savings and Investment Plan which was established in 1996, covering substantially all of the Company's employees, subject to certain eligibility requirements. At its discretion, the Company may make contributions to the plan. No contributions were made by the Company in 1996 or 1997.

7. LITIGATION

     In December 1996, Stanford Telecommunications, Inc. filed an action against the Company in the United States District Court for the Northern District of California. STI alleges that the Company's BCM3036, BCM3037, BCM3300, BCM93220 and BCM93220B products infringe one of STI's patents (the " '352 Patent"). STI is seeking an injunction as well as the recovery of monetary damages, including treble damages for willful infringement. The Company has filed an answer and affirmative defenses to STI's complaint, denying the allegations in STI's complaint, and has asserted a counterclaim requesting declaratory relief that the Company is not infringing the '352 Patent and that the '352 Patent is invalid and unenforceable. The Company believes that it has strong defenses to STI's claims on invalidity, noninfringement and inequitable conduct grounds. The Company and STI are currently conducting discovery in this case. On June 10, 1998 and July 21, 1998, the Court issued orders interpreting the claims of the '352 patent. The Court has scheduled trial for May 1999. Although the Company believes that it has strong defenses, a finding of infringement by the Company in this action could lead to liability for monetary damages (which could be trebled in the event that the infringement were found to have been willful), the issuance of an injunction requiring that the Company withdraw various products from the market, substantial product redesign expenses (assuming that a non-infringing design is feasible and economic) and associated time-to-market delays, and indemnification claims by the Company's customers or strategic partners, each of which events could have a material adverse effect on the Company's business, financial condition and results of operations.

     In April 1997, Sarnoff Corporation and Sarnoff Digital Communications, Inc. (collectively, "Sarnoff") filed a complaint in New Jersey Superior Court against the Company and five former Sarnoff employees now employed by the Company (the "Former Employees") asserting claims against the Former Employees for breach of contract, misappropriation of trade secrets, and breach of the covenant of good faith and fair dealing, and against the Company for inducing such actions. Those claims relate to the alleged disclosure of certain technology of Sarnoff to the Company. The complaint also asserts claims against the Company and the Former Employees for unfair competition, misappropriation and misuse of trade secrets and confidential,

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

7. LITIGATION (CONTINUED)

proprietary information of Sarnoff, and tortious interference with present and prospective economic advantage, as well as a claim against the Company alleging that it "illegally pirated" Sarnoff's employees. The complaint seeks to preliminarily and permanently enjoin the Company and the Former Employees from utilizing any alleged Sarnoff trade secrets, and to restrain the Former Employees from violating their alleged statutory and contractual duties of confidentiality to Sarnoff by, for example, precluding them from working for six months in any capacity relating to certain of the Company's programs. The Company has asserted and believes that Sarnoff's claims are without merit. The Company has filed an answer and is vigorously defending itself in this action. In May 1997, the New Jersey court denied Sarnoff's request for a temporary restraining order. In June 1998, the New Jersey court denied the Company's motion for summary judgment. Sarnoff has clarified its claims to some extent by specifying in greater detail the trade secrets that it alleges the Company and the Former Employees misappropriated. The discovery period has been closed subject to the resolution of a motion for certain additional discovery filed by Sarnoff. The Company has filed new motions for summary judgment based on recent admissions and other events. The Company's renewed motions for summary judgment are currently scheduled to be heard on November 2, 1998, with trial scheduled to commence on November 4, 1998.


     In July 1997, the Company commenced an action against Sarnoff in the California Superior Court alleging breach of contract, fraud, misappropriation of trade secrets, false advertising, trade libel, intentional interference with prospective economic advantage and unfair competition. The claims center on Sarnoff's violation of a non-disclosure agreement entered into with the Company with respect to limited use of certain of the Company's technology and on inaccurate comparisons that the Company believes Sarnoff has made in its product advertising and in statements to potential customers and others. This action was removed to the United States District Court for the Central District of California, and was stayed pending resolution of the New Jersey action described in the preceding paragraph. Notwithstanding that the California action is currently stayed, the Company believes that it involves facts, circumstances and claims unrelated to those at issue in the New Jersey action, and the Company intends to vigorously prosecute the California action against Sarnoff.

     In December 1997, Rockwell Semiconductor Systems, Inc. ("RSSI") filed a complaint in California Superior Court against the Company asserting misappropriation of trade secrets, breach of duty of loyalty, tortious interference with prospective business advantage, unfair business practices and unfair competition. These alleged claims related to the Company's hiring of several former employees of RSSI. The Company and RSSI have executed a settlement agreement in this action, pursuant to which the Company has agreed not to hire or extend an offer to any employees from RSSI for 30 days following the consummation of the Company's initial public offering. While the settlement agreement requires RSSI to dismiss this action without prejudice, it does not release any claims that RSSI may assert in the future regarding the actual use or misappropriation by the Company of trade secrets or other proprietary information of RSSI.


     In March 1998, Scott O. Davis, the Company's former Chief Financial Officer, filed a complaint in California Superior Court against the Company and its Chief Executive Officer, Henry T. Nicholas, III, alleging claims for fraud and deceit, negligent misrepresentation, breach of contract, breach of fiduciary duty, constructive fraud, conversion, breach of the implied covenant of good faith and fair dealing, and declaratory relief. These claims relate to Mr. Davis' alleged ownership of 26,000 shares of Series D Preferred Stock originally purchased by Mr. Davis in March 1996 (which shares would have converted into 78,000 shares of Class B Common Stock upon consummation of the initial public offering). The purchase agreement between the Company and Mr. Davis contained a provision permitting the Company to repurchase all 26,000 shares of Series D Preferred Stock at the original price paid per share in the event that Mr. Davis did not continue to be

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

7. LITIGATION (CONTINUED)

employed by the Company for a certain period of time. After Mr. Davis resigned from the Company in June 1997, the Company exercised its repurchase right. Mr. Davis' complaint alleges that the repurchase right should not be enforceable under several legal theories and seeks unspecified damages and declaratory relief. If Mr. Davis is successful in his claim, he may be entitled to receive the shares of Class B Common Stock described above and may be entitled to certain other rights as a holder of Series D Preferred Stock, including without limitation the right to acquire certain shares of the Company's Series E Preferred Stock (or the shares of Class B Common Stock into which such shares of Series E Preferred Stock would have converted upon consummation of the initial public offering). This case is currently in discovery. In April 1998, the Company filed an answer and affirmative defenses to Mr. Davis' complaint, denying the allegations in Mr. Davis' complaint. The Company has also asserted counterclaims against Mr. Davis for fraud and breach of fiduciary duty and is seeking to recover compensatory and punitive damages, in addition to other relief.


     The Company is also involved in other legal proceedings, claims and litigation arising in the ordinary course of business.

     The cases involving intellectual property rights involve complex questions of fact and law and could require the expenditure of significant costs and diversion of resources to defend. Although management believes the outcome of the Company's outstanding legal proceedings, claims and litigation will not have a material adverse effect on the Company's financial position, results of operations or liquidity, the results of litigation are inherently uncertain, and such outcome is at least reasonably possible. The Company is unable to make an estimate of the range of possible loss from outstanding litigation, and no amounts have been provided for such matters in the accompanying financial statements.

8. SEGMENT, SIGNIFICANT CUSTOMER AND SUPPLIER INFORMATION

     The Company operates in one industry segment, broadband communications. During 1995, 1996 and 1997, the Company had a total of five customers whose revenue represented a significant portion of total revenue in certain or all years. Revenue from two of these customers was approximately 13.9% and 10.9% of total revenue in 1995. Revenue from another customer represented approximately 13.8% in 1995, 28.0% in 1996, and 31.9% in 1997 of total revenue for the respective year. Revenue from a fourth customer accounted for approximately 16.1% of total revenue in 1996. Revenue from a fifth customer was approximately 15.2% in 1996 and 14.6% in 1997 of total revenue for the respective year.

     No other customer represented more than 10% of the Company's annual revenue.

     The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations and amounts provided for doubtful accounts.

     Export revenue to all foreign customers as a percent of total revenue was as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                       -------------------------
                                                       1995      1996      1997
                                                       -----     -----     -----
Europe...............................................  10.5%      6.1%      5.2%
Asia.................................................  10.1       2.9       6.7
Other................................................   1.9       3.5       3.5
                                                       ----      ----      ----
                                                       22.5%     12.5%     15.4%
                                                       ====      ====      ====

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

8. SEGMENT, SIGNIFICANT CUSTOMER AND SUPPLIER INFORMATION (CONTINUED)
     The Company does not own or operate a fabrication facility, and substantially all of its semiconductor device requirements are currently supplied by two outside foundries in Asia. Any sudden demand for an increased amount of semiconductor devices or sudden reduction or elimination of any existing source or sources of semiconductor devices could result in a material delay in the shipment of the Company's products. In addition, substantially all of the Company's products are assembled and tested by one of two third-party subcontractors in Asia. The Company does not have long-term agreements with any of these suppliers. Any problems associated with the fabrication facilities, and the delivery, quality or cost of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations.

9. SUBSEQUENT EVENTS

STOCK SPLIT

     On February 3, 1998, the Board of Directors approved a 3-for-2 split, effective March 9, 1998, of the Company's Common Stock. All share and per share amounts in the accompanying financial statements have been retroactively restated to reflect the stock split in the Company's capital structure.

SALE OF SHARES TO CISCO SYSTEMS

     On February 3, 1998, Cisco Systems, Inc. (Cisco) exercised its option to purchase 500,000 shares of Class A Common Stock upon consummation of the Company's initial public offering at a price per share equal to the initial public offering price, net of underwriting discounts and commissions. Such option was granted to Cisco in connection with the Development and License Agreement entered into between the Company and Cisco and effective in September 1996, as amended on February 3, 1998.

STOCK OPTION PLANS

     The 1998 Stock Incentive Plan (the 1998 Plan) was adopted on February 3, 1998 to serve as the successor equity incentive program to the Company's 1994 Plan. A total of 15,980,563 shares of Common Stock have been authorized for issuance under the 1998 Plan. On the 1998 Plan effective date, outstanding options under the 1994 Plan and the 1998 Special Stock Option Plan (the Special
Plan), a plan adopted to permit options to be granted with terms permitted by the 1998 Plan prior to the 1998 Plan becoming effective, will be incorporated into the 1998 Plan, and no further option grants will be made under the 1994 Plan or the Special Plan.

     During the three month period ended March 31, 1998, the Company's Board of Directors granted stock options to employees under the Company's 1994 Plan and its Special Plan on an aggregate of 3,009,675 shares of the Company's Class B Common Stock, of which options on 2,929,675 shares are exercisable at $10 per share and options on 80,000 shares are exercisable at the initial public offering price of the Company's Class A Common Stock. In the quarter ended March 31, 1998, the Company will record an additional $6.1 million of deferred compensation related to 1,518,500 options granted in late March 1998, which amount is equal to the difference between the exercise price and the deemed value of such options. This amount will be presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options. As a result, the Company will amortize approximately $17,000 (pre-tax) of deferred compensation in the quarter ended March 31, 1998 and expects to amortize the remaining balance at the rate of approximately $380,000 (pre-tax) per quarter through March 31, 2002.

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

 9. SUBSEQUENT EVENTS (CONTINUED)
1998 EMPLOYEE STOCK PURCHASE PLAN

     The 1998 Employee Stock Purchase Plan (the Purchase Plan) was adopted on February 3, 1998, which allows employees to designate up to 15 percent of their total compensation to purchase shares of the Company's Class A Common Stock at 85% of fair market value. 750,000 shares of Class A Common Stock have been reserved for issuance under the Purchase Plan.

ENGAGEMENT AGREEMENT WITH IRELL & MANELLA

     Irell & Manella has represented and continues to represent the Company in various legal matters pursuant to an engagement agreement dated as of January 1, 1997, and amended as of January 1, 1998. Under the engagement agreement, the Company has agreed to pay Irell & Manella a fixed fee plus costs for the firm's legal services rendered from and after January 1, 1998 with respect to certain litigation matters. Irell & Manella has agreed to render legal services to the Company on most other matters at reduced rates from the firm's standard for the two-year period commencing January 1, 1998.

10. SUPPLEMENTARY UNAUDITED INFORMATION

INITIAL PUBLIC OFFERING

     In April 1998, the Company completed its initial public offering (the "Offering") of 4,025,000 shares of its Class A Common Stock. Of these shares, the Company sold 3,120,000 shares (including 355,000 shares issued in connection with the exercise of the underwriters' over-allotment option), and selling shareholders sold 905,000 shares (including 170,000 shares in connection with the exercise of the underwriters' over-allotment option), at a price of $24.00 per share. In addition, the Company sold 500,000 shares of Class A Common Stock to Cisco Systems, Inc. ("Cisco Systems"), in a concurrent registered offering that was not underwritten, at a price of $22.32 per share. The Company received aggregate net proceeds from the Offering and the sale of shares to Cisco Systems of approximately $79.2 million in cash (net of underwriting discounts and commissions and estimated offering costs). Upon consummation of the Offering, all outstanding shares of the Company's Convertible Preferred Stock were automatically converted into an aggregate of 8,453,517 shares of Class B Common Stock.

     Approximately $2.3 million of the Company's net proceeds were used to retire all outstanding indebtedness under an SVB term loan in April 1998.

INVESTMENTS

     At June 30, 1998, all of the Company's investments were in state, municipal and county government bonds and were classified as held-to-maturity. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity investments

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

10. SUPPLEMENTARY UNAUDITED INFORMATION (CONTINUED) are stated at cost, adjusted for amortization of premiums and discounts to maturity. A summary of held-to-maturity securities by balance sheet caption at June 30, 1998, is as follows:

                                                          GROSS         GROSS
                                           AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                             COST         GAINS         LOSSES       VALUE
                                           ---------    ----------    ----------    -------
                                                            (IN THOUSANDS)
Cash equivalents.........................   $ 8,104        $--           $ --       $ 8,104
Short-term investments...................     2,629          1             --         2,630
Long-term investments....................    25,094          8            (15)       25,087
                                            -------        ---           ----       -------
Securities classified as
  held-to-maturity.......................   $35,827        $ 9           $(15)      $35,821
                                            =======        ===           ====       =======

     Scheduled maturities of held-to-maturity investments at June 30, 1998 were as follows:

                                           AMORTIZED     FAIR
                                             COST        VALUE
                                           ---------    -------
                                              (IN THOUSANDS)
Debt securities maturing within:

  One year...............................   $10,733     $10,734
  Two years..............................    18,326      18,320
  Three years............................     6,768       6,767
                                            -------     -------
                                            $35,827     $35,821
                                            =======     =======

INCOME TAXES

     Income tax expense for the six month periods ended June 30, 1997 and 1998 has been provided at the estimated annualized effective tax rates based on the estimated income tax liability or asset and change in deferred taxes for the respective fiscal years.

COMMITMENTS

     The Company had commitments totaling approximately $5.4 million as of June 30, 1998 for the purchase of workstation software and hardware. In addition, the Company has entered into additional facilities lease agreements commencing November 1998 for approximately $200,000 per month through November 2005.

ISSUANCE OF STOCK OPTIONS

     Activity under the 1994 Plan, the Special Plan and the 1998 Plan during the six month period ended June 30, 1998 is set forth below:

                                                            OPTIONS OUTSTANDING
                                                 -----------------------------------------
                                                                                 WEIGHTED-
                                     SHARES                                       AVERAGE
                                   AVAILABLE     NUMBER OF         PRICE         EXERCISE
                                   FOR GRANT      SHARES         PER SHARE         PRICE
                                   ----------    ---------    ---------------    ---------
Balance at December 31, 1997.....   5,713,911    5,401,432    $  .07 - $ 8.00     $ 2.12
Additional shares reserved.......   5,000,000           --                 --         --
Options granted..................  (3,734,076)   3,734,076     10.00 -  69.88      14.84
Options cancelled................     305,825     (305,825)     1.13 -  10.00       6.93
Options repurchased..............       3,000           --                 --         --
Options exercised................          --     (145,030)      .50 -  10.00       2.56
                                   ----------    ---------    ---------------     ------
Balance at June 30, 1998.........   7,288,660    8,684,653    $  .07 - $69.88     $ 7.42
                                   ==========    =========    ===============     ======

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

10. SUPPLEMENTARY UNAUDITED INFORMATION (CONTINUED)
     Included above are stock options granted during the three month period ended June 30, 1998 to employees under the Company's Special Plan and its 1998 Plan on an aggregate of 724,401 shares of the Company's Class A & B Common Stock at an average exercise price of $33.40.

     The weighted average remaining contractual life and weighted average exercise price of all options outstanding and of all options exercisable as June 30, 1998 were as follows:


                                      OUTSTANDING
                   -------------------------------------------------
                                 WEIGHTED AVERAGE                               EXERCISABLE
                    NUMBER OF       REMAINING                          ------------------------------
     RANGE OF        SHARES      CONTRACTUAL LIFE   WEIGHTED AVERAGE     SHARES      WEIGHTED AVERAGE
  EXERCISE PRICES  OUTSTANDING       (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
  ---------------  -----------   ----------------   ----------------   -----------   ----------------
  $  .07 - $ 1.00     687,075          7.87              $  .61           687,075         $  .61
  $ 1.13 - $ 1.25   2,912,358          8.77              $ 1.16         2,912,358         $ 1.16
  $ 3.00 - $ 8.00   1,533,945          9.35              $ 4.71         1,533,945         $ 4.71
  $10.00            2,690,925          9.70              $10.00           330,252         $10.00
  $24.00 - $69.88     860,350          9.82              $30.76           120,000         $24.00


     Additional information relating to the 1994 Plan, Special Plan and 1998 Plan is as follows at June 30, 1998: i) nonvested common shares subject to repurchase amount to 2,852,834 with a weighted average repurchase price of $1.23, ii) unvested options outstanding total 8,021,883 and iii) total reserved Class A and Class B Common Stock shares for stock option plans total 15,973,313.

     In the six months ended June 30, 1998, the Company amortized an aggregate of $503,000 of deferred compensation and eliminated approximately $705,000 in recorded deferred compensation, representing the unamortized balance of deferred compensation on stock options that were cancelled. The remaining balance of total deferred compensation will be amortized at a rate of approximately $406,000 (pre-tax) per quarter through September 2001 and approximately $338,000 (pre-tax) for the quarters ended December 2001 and March 2002.

PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION PLANS

     The value of the Company's stock-based awards granted to employees prior to the initial public offering of its common stock in April 1998, was estimated using the minimum value method, which does not consider stock price volatility. Stock-based awards granted in 1998 subsequent to the initial public offering have been valued using the Black-Scholes option pricing model. Among other things, the Black-Scholes model considers the expected volatility of the Company's stock price, determined in accordance with Statement No. 123, in arriving at an option valuation. Estimates and other assumptions necessary to apply the Black-Scholes model may differ significantly from assumptions used in calculating the value of options granted prior to the initial public offering under the minimum value method.

     The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends, a weighted average expected life of
3.5 years, a weighted average risk-free interest rate of 6.0% and no expected volatility for options granted prior to the initial public offering and an expected volatility of 0.73 for options granted after the initial public offering. The fair value of employee stock purchase rights was estimated assuming no expected dividends, a weighted average expected life of 15 months, a weighted average risk-free interest rate of 6.0% and an expected volatility of
 .73.

     The weighted-average fair value of options granted during the six months ended June 30, 1997 and 1998 was $.34 and $5.68, respectively. The weighted-average fair value of employee stock purchase rights granted in

                              BROADCOM CORPORATION

            (INFORMATION AS OF JUNE 30, 1998 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1997 AND 1998 IS UNAUDITED)

10. SUPPLEMENTARY UNAUDITED INFORMATION (CONTINUED) the six months ended June 30, 1998 was $11.45. For pro forma purposes, the estimated value of the Company's stock-based awards to employees is amortized over the vesting period of the underlying instruments. The results of applying Statement No. 123 to the Company's stock-based awards to employees would approximate the following:

                                                            SIX MONTHS ENDED
                                                                JUNE 30,
                                                            ----------------
                                                            1997       1998
                                                           -------    -------
Pro forma:

  Net income (loss)......................................  $(1,935)   $13,266
  Basic earnings (loss) per share........................  $  (.07)   $   .39
  Diluted earnings (loss) per share......................  $  (.07)   $   .30

ISSUANCE OF WARRANTS

     In April 1998, the Company issued a Class A Common Stock Purchase Warrant (the "Warrant") to Brobeck, Phleger & Harrison LLP, counsel to the Company, to purchase up to 10,000 shares of the Company's Class A Common Stock at an exercise price of $24.00 per share. The Warrant is exercisable from April 30, 1999 to April 30, 2000. The Warrant was issued in a transaction exempt from registration by virtue of Section 4(2) of the Securities Act of 1933, as amended.

COMPREHENSIVE INCOME


     Effective January 1, 1998, the Company adopted Statement No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. For the six months ended June 30, 1997 and 1998, the Company did not have any components of comprehensive income as defined in Statement No. 130.

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